Exhibit 99.2
Notice of annual meeting of shareholders to be held May 17, 2011 ON THE DOUBLE KEEPING PACE WITH GLOBAL URANIUM DEMAND [CAMECO LOGO] MANAGEMENT PROXY CIRCULAR April 5, 2011

April 5, 2011
Dear Shareholder,
As a shareholder, you are invited to attend our annual meeting of shareholders on Tuesday, May 17, 2011, at Cameco’s head office in Saskatoon. Attending the shareholder meeting gives you an opportunity to hear first hand about developments at Cameco, vote in person on the items of business and meet with management, our board of directors and your fellow shareholders. If you cannot come to the meeting, you can vote by proxy.
It’s important to vote your shares. The attached circular contains important information about the meeting, voting, the nominated directors, our governance practices and how we compensate our executives and directors. It also describes the board’s role and responsibilities and the key activities the five board committees undertook in 2010.
On behalf of the board, I would like to thank George Ivany for his contributions and support as a director for 12 years on Cameco’s board, and Gerald Grandey, who has announced his plans to retire as CEO and a member of our board at the end of June. Mr. Ivany served on each of the five standing committees and brought a valuable perspective with his background and experience in education and science. Mr. Grandey was appointed CEO in January 2003, and was appointed president and elected to Cameco’s board in May 2000. He joined Cameco as senior vice-president, marketing and corporate development in 1993 and was appointed executive vice-president in 1997. Under Mr. Grandey’s leadership, Cameco has achieved considerable growth and developed a solid management team with great abilities and experience, and we wish him much success.
After an extensive director search, the nominating, corporate governance and risk committee has nominated Daniel Camus to be elected to our board. Mr. Camus brings extensive international business experience to the board, including his experience as a senior executive of a major European energy operator with significant transactional experience in China and India.
Timothy Gitzel, president of Cameco, has also been nominated as a director of our board. The board has appointed him the new CEO of Cameco as of July 1, 2011, succeeding Mr. Grandey. Mr. Gitzel joined Cameco in January 2007 as senior vice-president and chief operating officer, and was appointed president last May. He brings extensive experience in Canadian and international uranium mining activities to the board and his role as president through 17 years of senior management experience.
2010 marked another very successful year for Cameco. The board and management thank you for your confidence in Cameco. Please remember to vote.
Sincerely,
(signed)
Victor J. Zaleschuk
Chair of the board
Cameco Corporation

What’s inside

Notice of our annual meeting of shareholders	1

Management proxy circular	2
About our shareholder meeting	3
What the meeting will cover	3
Who can vote	4
How to vote	6
About the nominated directors	8
About the auditors	21
Amendments to our bylaws	22
Having a say on our approach to executive compensation	23
Governance at Cameco	24
Compensating our directors and executives	45
Shareholder proposals	91
Other information	91
Appendixes	92
A Interpretation	92
B Board mandate	93

Notice of our 2011 annual meeting of shareholders
You are invited to our 2011 annual meeting of shareholders

When	Where
Tuesday, May 17, 2011	Cameco Corporation
1:30 p.m.	2121 — 11th Street West
Saskatoon, Saskatchewan
Your vote is important
If you held common shares in Cameco on March 21, 2011, you are entitled to receive notice of and to vote at this meeting.
The attached management proxy circular describes who can vote, what the meeting will cover and how to vote. Please read it carefully.
By order of the board,
(signed)
Gary M.S. Chad, Q.C.
Senior Vice-President
Governance, Law and Corporate Secretary
Saskatoon, Saskatchewan
April 5, 2011
notice of our 2011 annual meeting of shareholders     1

Management proxy circular
You have received this circular because you owned Cameco common shares on March 21, 2011. Management is soliciting your proxy for our 2011 annual meeting of shareholders.
As a shareholder, you have the right to attend our annual meeting of shareholders on May 17, 2011 and to vote your shares in person or by proxy.
To encourage you to vote, you may be contacted directly by Cameco employees or representatives of Laurel Hill Advisory Group (Laurel Hill). If you have any concerns or need any help voting, please contact Laurel Hill at 1.877.304.0211. If you are outside North America, call 416.304.0211 collect, or email assistance@laurelhill.com.
We are paying Laurel Hill approximately $30,000 for their services.
The board of directors has approved the contents of this document and has authorized us to send it to you. We’ve also sent a copy to each of our directors and to our auditors.
Your package may also include our business overview brochure and 2010 annual financial review (if you requested a copy). This information is also available on our website (cameco.com).
(signed)
Gary M.S. Chad, Q.C.
Senior Vice-President
Governance, Law and Corporate Secretary
April 5, 2011

In this document, you and your refer to the shareholder. We, us, our and Cameco mean Cameco Corporation. Shares and Cameco shares mean Cameco’s common shares, unless otherwise indicated.
The information in this management proxy circular is as of March 7, 2011, unless otherwise indicated.
Your vote is important. This circular describes what the meeting will cover and how to vote. Please read it carefully and vote, either by completing the form included with this package or by attending the meeting in person.
2     cameco corporation

About our shareholder meeting
Our annual meeting gives you the opportunity to vote on items of Cameco business, receive an update on the company, meet face to face with management and interact with our board of directors.
What the meeting will cover
Directors — see page 8
You will elect 13 directors to our board. About the nominated directors starting on page 8 tells you about the nominated directors, their background and experience, and any board committees they currently sit on. All of the directors are elected for a term of one year.
Auditors — see page 21
You will vote on reappointing the auditors. The board, on the recommendation of the audit committee, has proposed that KPMG LLP (KPMG) be reappointed as our auditors. See page 21 for information about the services KPMG provided in 2010 and the fees we paid them. The board has invited a representative of KPMG to attend the meeting.
Financial statements — see our 2010 annual financial review or go to cameco.com/investors/financial_reporting
You will receive the consolidated financial statements for the year ended December 31, 2010, and the auditors’ report on the statements. These are included in our 2010 annual financial review, which has been mailed to you if you requested a copy. You can also download a copy from our website.
Amendments to our bylaws — see page 22
You will vote on confirming two amendments to our general bylaws to increase the quorum for any meeting of our shareholders to at least two people who hold, or represent by proxy, at least 25% of our total shares issued and outstanding, and to clarify that the quorum for any meeting of our board of directors is at least a majority of our directors. The board approved these changes at meetings on November 4, 2010 and February 11, 2011.
Both of these changes reflect good governace practices. Previously the bylaws only required a quorum of 5% of our total shares issued and outstanding to hold a meeting of shareholders and transact business, and directors could unilaterally amend the quorum requirement for meetings of our board of directors.
Having a say on our approach to executive compensation — see page 23
In 2011, you will vote on our approach to executive compensation as disclosed in this circular. Your vote is advisory and non-binding, and will provide the board and the human resources and compensation committee with important feedback.
Other business
If other items of business are properly brought before the meeting or after any adjournment, you (or your proxyholder, if you are voting by proxy) can vote as you see fit. We did not receive any shareholder proposals for this meeting, and are not aware of any other items of business to be considered at the meeting.

We need a quorum
We can only hold the meeting and transact business if at the beginning of the meeting we have a quorum — where currently the people attending the meeting hold, or represent by proxy, at least 25% of our total common shares issued and outstanding.
See Amendments to our bylaws, below for information about the vote to confirm the increase in quorum.
2011 management proxy circular     3

Who can vote
We have common shares and one class B share, but only holders of common shares have full voting rights in Cameco.
If you held common shares at the close of business on March 21, 2011 (we call this the record date), you or the person you appoint as your proxyholder can attend the annual meeting and vote your shares. Each Cameco common share you own represents one vote, except where noted below.
As of March 7, 2011, we had 394,645,418 shares issued and outstanding, and all of these shares are entitled to be voted at the meeting.
Ownership and voting restrictions
There are restrictions on issuing, transferring and owning Cameco common shares whether you own the shares as a registered shareholder, hold them beneficially or control your investment interest in Cameco directly or indirectly. These are described in the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) (ENL Reorganization Act) and our company articles.
The following is a summary of the limitations listed in our company articles. See Appendix A for the definitions in the ENL Reorganization Act.
Individuals
A Canadian resident, either individually or together with associates, cannot hold, beneficially own or control shares or other Cameco securities, directly or indirectly, representing more than 25% of the votes that can be cast to elect directors.
Non-residents
A non-resident of Canada, either individually or together with associates, cannot hold, beneficially own or control shares or other Cameco securities, directly or indirectly, representing more than 15% of the total votes that can be cast to elect directors.
Voting restrictions
All votes cast at the meeting by non-residents, either beneficially or controlled directly or indirectly, will be counted and pro-rated collectively to limit the proportion of votes cast by non-residents to no more than 25% of the total shareholder votes cast at the meeting.
Enforcement
The company articles allow us to enforce the ownership and voting restrictions by:
•	suspending voting rights

•	forfeiting dividends

•	prohibiting the issue and transfer of Cameco shares

•	requiring the sale or disposition of Cameco shares

•	suspending all other shareholder rights.
To verify compliance with restrictions on ownership and voting of Cameco shares, we require shareholders to declare their residency, ownership of Cameco shares and other things relating to the restrictions. Nominees such as banks, trust companies, securities brokers or other financial institutions who hold the shares on behalf of beneficial shareholders need to make the declaration on their behalf.
If you own the shares in your name, you will need to complete the residency declaration on the enclosed proxy form. Copies will be available at the meeting if you are planning to attend in person. If we do not receive your signed declaration, we may consider you to be a non-resident of Canada.
The board will use these declarations or other information to decide whether there has been a contravention of our ownership restrictions.

How Cameco was formed
Cameco Corporation was formed in 1988 by privatizing two crown corporations, combining the uranium mining and milling operations of Saskatchewan Mining Development Corporation and the uranium mining, refining and conversion operations of Eldorado Nuclear Limited.
Cameco received these assets in exchange for:
•	assuming substantially all of the current liabilities and certain other liabilities of the two companies

•	issuing common shares

•	issuing one class B share

•	issuing promissory notes.
The company was incorporated under the Canada Business Corporations Act.
Ownership restrictions were put in place so that Cameco would remain Canadian controlled. The uranium mining industry has restrictions on ownership by non-residents.
You can find more information about our history in our 2010 annual information form, which is available on our website (cameco.com/investors).

Questions?
If you have questions about completing the proxy form or residency declaration, or about the meeting in general, contact our proxy solicitation agent, Laurel Hill Advisory Group:

Phone:	1.877.304.0211
(toll free within North America)

1.416.304.0211
(collect from outside North America)

1.416.304.0211
(institutional investors or brokers)
4     cameco corporation

Principal holders of our common shares
Management, to the best of its knowledge, is not aware of any shareholder holding 5% or more of our common shares.
About Class B shares
The province of Saskatchewan holds our one class B share. This entitles the province to receive notices of and attend all meetings of shareholders, for any class or series.
The class B shareholder can only vote at a meeting of class B shareholders, and only as a class if there is a proposal to:
•	amend Part 1 of Schedule B of the articles, which states that:
•	Cameco’s registered office and head office operations must be in Saskatchewan

•	the vice-chairman of the board, chief executive officer (CEO), president, chief financial officer (CFO) and generally all of the senior officers (vice-presidents and above) must live in Saskatchewan

•	all annual meetings of shareholders must be held in Saskatchewan
•	amalgamate, if it would require an amendment to Part 1 of Schedule B of the articles, or

•	amend the articles, in a way that would change the rights of class B shareholders.
2011 management proxy circular     5

How to vote
You can vote by proxy, or you can attend the annual meeting and vote your shares in person.
Voting by proxy
Voting by proxy is the easiest way to vote. It means you are giving someone else the authority to attend the meeting and vote for you (called your proxyholder).
Gerald W. Grandey, CEO of Cameco, or in his absence Gary M.S. Chad, senior vice-president, governance, law and corporate secretary (the Cameco proxyholders), have agreed to act as proxyholders to vote your shares at the meeting according to your instructions. Or, you can appoint someone else to represent you and vote your shares at the meeting.
If you appoint the Cameco proxyholders but do not tell them how you want to vote your shares, your shares will be voted:
•	for electing the nominated directors who are listed in the form and management proxy circular

•	for appointing KPMG LLP as auditors

•	for confirming the amendments to our bylaws

•	for the advisory resolution on our approach to executive compensation.
If for any reason before or during the meeting a nominated director becomes unable to serve, the Cameco proxyholders have the right to vote for another nominated director at their discretion, unless you have directed that your shares be withheld from voting.
If there are amendments or other items of business that are properly brought before the meeting, the proxyholder you have appointed can vote as he or she sees fit.
Proxy voting process
Non-registered shareholders
If you plan to vote by proxy, follow the instructions on the enclosed voting instruction form to vote your shares by mail or on the internet. If you plan to appoint yourself or another person as proxyholder to attend the meeting for you, indicate this on the enclosed voting instruction form (see Voting in person on page 7 for details).
If you are voting by proxy, you are subject to an earlier deadline to give your nominee enough time to send your instructions to our transfer agent, CIBC Mellon Trust Company (CIBC Mellon) before the meeting, so be sure to send your completed form right away. If you have any questions or need help voting, please contact our proxy solicitation agent, Laurel Hill Advisory Group, at 1.877.304.0211. If you are outside North America, call 416.304.0211 collect, or email assistance@laurelhill.com.
Registered shareholders
You have four ways to vote by proxy:
1.	by fax

2.	by mail

3.	on the internet

4.	by appointing someone else to attend the meeting and vote your shares for you
By fax
Complete the enclosed proxy form, including the section on declaration of residency, sign and date it and fax both pages of the form to:

CIBC Mellon Trust Company	1.866.781.3111 (toll free within North America)
Attention: Proxy department	1.416.368.2502 (from outside North America)
By mail
Complete your proxy form, including the section on declaration of residency, sign and date it, and send it to CIBC Mellon in the envelope provided.
If you did not receive a return envelope, please send the completed form to:
CIBC Mellon Trust Company
Attention: Proxy department
P.O. Box 721
Agincourt, Ontario M1S 0A1

The voting process is different depending on whether you are a registered or non-registered shareholder
You are a registered shareholder if your name appears on your share certificate.
You are a non-registered shareholder if your bank, trust company, securities broker, trustee or other financial institution holds your shares (your nominee). This means the shares are registered in your nominee’s name, and you are the beneficial shareholder.
6     cameco corporation

On the internet
Go to www.eproxyvoting.com/cameco and follow the instructions on screen. You will need your control number, which appears below your name and address on your proxy form. We need to receive your voting instructions before 1:30 p.m. CST on Friday, May 13, 2011.
By appointing someone else to attend the meeting and vote your shares for you
Print the name of the person you are appointing as your proxyholder in the space provided. This person does not need to be a shareholder. Make sure the person you are appointing is aware and attends the meeting. Your proxyholder will need to check in with a representative of CIBC Mellon when they arrive at the meeting.
Signing the proxy
If you are an administrator, trustee, attorney or guardian for a person who beneficially holds or controls Cameco shares, or an authorized officer or attorney acting on behalf of a corporation, estate or trust that beneficially holds or controls our common shares, please follow the instructions on the proxy form.
Send us your proxy form right away
Your vote will only be counted if CIBC Mellon receives your voting instructions:
•	before 1:30 p.m. CST on Friday, May 13, 2011, if you are submitting your voting instructions online

•	before 1:30 p.m. CST on Monday, May 16, 2011, if you are sending the proxy form by fax or mail.
Make sure the proxy form is properly completed and that you allow enough time for it to reach CIBC Mellon if you are sending it by mail.
If the meeting is postponed or adjourned, CIBC Mellon must receive your voting instructions at least 24 hours before the meeting is reconvened.
Voting in person
If you want to vote in person, your vote will be taken and counted during the meeting. Follow the appropriate instructions below. Please also call Stephanie Oleniuk at Cameco (306.956.6340) to add your name (or your proxyholder’s name) to the attendee list.
Non-registered shareholders
Follow the instructions on the enclosed voting instruction form to appoint yourself as proxyholder, or to appoint someone else to attend the meeting and vote on your behalf. You or the person you are appointing will need to check in with a representative of CIBC Mellon when they arrive at the meeting.
Registered shareholders
Do not complete the enclosed proxy form. Check in with a representative of CIBC Mellon when you arrive at the meeting.
Changing your vote
If you have voted by proxy, you can revoke your vote in the following ways:
Non-registered shareholders
Instructions that are provided on a voting instruction form with a later date, or at a later time in the case of voting on the internet, will revoke any prior instructions provided they are received at least 24 hours before the meeting. Otherwise, contact your nominee if you want to revoke your proxy or change your voting instructions, or if you change your mind and decide to vote in person.
Registered shareholders
Instructions that are provided on a proxy form with a later date at least 24 hours before the meeting, or at a later time at least 48 hours before the meeting in the case of voting on the internet, will revoke any prior instructions. Otherwise:
•	send a notice in writing to the corporate secretary at Cameco, at 2121 — 11th Street West, Saskatoon, Saskatchewan S7M 1J3, so he receives it by 1:30 p.m. CST on May 16, 2011. If the meeting is postponed or adjourned, the corporate secretary will need to receive the notice by 1:30 p.m. CST at least one business day before the meeting is reconvened.

•	give a notice in writing to the chair of the meeting, at the meeting.
The notice can be from you or your attorney, if he or she has your written authorization. If the shares are owned by a corporation, the written notice must be from its authorized officer or attorney.

Voting results
CIBC Mellon, our transfer agent, counts the votes on our behalf. This is carried out independently to make sure the individual shareholder votes are kept confidential.
CIBC Mellon only sends a proxy form to us when:
•	it is clear that a shareholder wants to communicate with management

•	the law requires it.
Go to cameco.com/investors or sedar.com after the meeting to see the voting results.
2011 management proxy circular     7

About the nominated directors
Our board of directors is responsible for overseeing management and Cameco’s business affairs. As shareholders, you elect the board as your representatives. This section tells you about the directors who have been nominated to serve on our board.
This year the board has decided that 13 directors are to be elected. Eleven of the nominated directors currently serve on the board. George Ivany is retiring from the board because he turned 72 (the retirement age for our directors) prior to our 2011 annual meeting. This is the first year that Daniel Camus and Timothy Gitzel have been nominated as directors.
You can vote for all of these directors, vote for some of them and withhold votes for others, or withhold votes for all of them. Unless otherwise instructed, the named proxyholders will vote for all of the nominated directors listed on pages 9 to 17.
Our goal is to assemble a board that operates cohesively, and challenges and questions management in a constructive way. Being financially literate, independent minded and a team player are three core skills or attributes we expect of all directors serving on our board.
Our vision is to be a dominant nuclear energy company producing uranium fuel and generating clean electricity, and we are focusing our growth strategy on our uranium segment and plan to double our annual uranium production to 40 million pounds by 2018 to strongly position Cameco to meet the growing needs of our customers.
When assessing directors for our board, the nominating, corporate governance and risk committee looks at:
•	the overall mix of skills and experience on the board

•	how active they are in understanding our business and participating in meetings

•	their character, integrity, judgment and record of achievement

•	diversity (including gender, aboriginal heritage, age and geographic representation such as Canada, the US, Europe and Asia).
Given our stage of development, the committee also recognizes the value of recruiting a new director who has international experience as a senior executive, working in Asia and conducting mergers and acquisitions, and it retained a director search firm in 2010 to assist in the recruitment process. The committee also looked at a director’s ability to contribute to our board, the time they have available and their other directorships because these are important factors that enhance the quality of the board’s decision-making and its oversight of management and our business affairs overall. See Skills and experience on page 18 and Recruiting new directors on page 34 for more information.
Mr. Camus brings extensive international business experience to the board, including his experience as a senior executive of a major European energy operator with significant transactional experience in China and India. Mr. Gitzel brings extensive experience in Canadian and international uranium mining activities to the board, and his role as our president, through 17 years of senior management experience. This includes responsibility for global uranium, gold, exploration and decommissioning operations in 11 countries around the world, prior to joining Cameco in 2007. Mr. Gitzel will become our CEO on July 1, 2011, succeeding Mr. Grandey.
All of the nominated directors are independent, except for Gerald Grandey, our CEO, Timothy Gitzel, our president, and Donald Deranger, president of Points Athabasca Contracting Ltd., which provides construction and other services to Cameco. See Assessing independence on page 28 for more information.
Each of the nominated directors is eligible to serve as a director and has expressed his or her willingness to do so. Directors who are elected will serve until the end of the next annual meeting, or until a successor is elected or appointed.

See the following pages for key information about the directors:

Director profiles	9
Meeting attendance	17
Skills and experience	18
Continuing education and development	19

Serving together on other boards
Anne McLellan and Victor Zaleschuk serve together on the boards of Agrium Inc. and Nexen Inc. They are both on Agrium’s audit committee and Nexen’s finance committee and health, safety, environment and social responsibility committee.
John Clappison and Oyvind Hushovd serve together on the board of Inmet Mining Corporation, but will no longer serve on Inmet’s board if the creation of Symterra Corporation proceeds as planned. They do not sit on any of the same committees.
8     cameco corporation

Our policy on majority voting
Directors require a plurality of votes to be elected, however, if a director receives more withheld votes than for votes, he or she must offer to resign. Our nominating, corporate governance and risk committee will review the matter and then recommend to the board whether or not to accept the resignation. The director will not participate in any board or committee deliberations on the matter.
The board will announce its decision within 90 days of the meeting. If it rejects the offer, it will disclose the reasons why. If the board accepts the offer, it may appoint a new director to fill the vacancy.
The board adopted this policy in 2006 on the recommendation of the nominating, corporate governance and risk committee, and we believe it reflects good governance.
Director profiles
The table below provides information about each nominated director as of March 7, 2011, including their background and experience, main areas of expertise and other public company and registered investment company boards they are members of. The information about their meeting attendance in 2010 and Cameco securities they held is as of December 31, 2010.
Daniel Camus
58
Paris, France
Citizenship — Canadian and French
New director
Independent
Main areas of experience
•	Finance

•	Electricity industry

•	International

•	Mergers and acquisitions

•	Nuclear industry
Daniel Camus is the former group chief financial officer and head of strategy and international activities of Electricité de France SA (EDF), a France-based integrated energy operator active in the generation, distribution, transmission, supply and trading of electrical energy with subsidiaries in various countries around the world. Mr. Camus brings extensive business experience to Cameco’s board, including eight years with EDF and the previous 25 years in various senior roles with Aventis Group and Hoechst AG Group in Germany, the US, Canada and France.
Mr. Camus received his PhD in Economics from Sorbonne University, an MBA in finance and economics from the Institute d’Études Politiques de Paris and a masters of economics degree from Nancy University in France.
Mr. Camus serves on the public company boards listed below and is the chair of the audit committee of Valeo, SA, France’s largest supplier of car components. He is also a former member of the board of directors of ENBW AG (2003-2010), Constellation Energy Group, Inc. (2010) and Edison SpA (2005-2009).

Overall attendance – n/a
	In person	Telephone
Cameco board and board committees	meetings	meetings	Other public company boards

n/a			Morphosys AG, Munich
Valeo, SA, Paris
Vivendi SA, Paris
SGL Carbon AG, Wiesbaden

Securities held: nil
Options held: nil
Total amount of equity at risk (Cameco shares, DSUs and options): nil
2011 management proxy circular     9

John H. Clappison
64
Toronto, Ontario
Canada
Citizenship — Canadian
Director since 2006
Independent
Main areas of experience
•	Finance
John Clappison is the former managing partner of the Greater Toronto Area office of PricewaterhouseCoopers LLP. He is a fellow of the Canadian Institute of Chartered Accountants and worked with PwC (or its predecessor firm) for 37 years. Mr. Clappison brings extensive financial experience to Cameco’s board with his accounting expertise and as a financial expert and chair of the audit committee.
In addition to the public company boards listed below, Mr. Clappison serves as a director of the private company, Summitt Energy Holdings GP Inc., and is actively involved with the Canadian Foundation for Facial Plastic and Reconstructive Surgery, Shaw Festival Theatre Endowment Foundation and The Massey Hall and Roy Thomson Hall Endowment Foundation. Mr. Clappison served on the board of trustees of Canadian Real Estate Investment Trust from 2007 until February 15, 2011.

Overall attendance – 100%
Cameco board and committee	In person	Telephone	Other public
membership	Meetings	Meetings	company boards

Board of directors	6 of 6	5 of 5	Inmet Mining Corporation
Audit (chair)	5 of 5		Rogers Communications Inc.
Human resources and compensation	3 of 3	2 of 2	Sun Life Financial Inc.
Safety, health and environment	2 of 2

Securities held:

				Total value of
			Total Cameco	Cameco	Meets share
	Cameco		shares and	shares and	ownership
Fiscal year	shares	DSUs	DSUs	DSUs	target

2010	2,000	12,368	14,368	$579,016	Yes – by 138%
2009	2,000	7,494	9,494	$322,131
Change	—	4,874	4,874	$256,885

Options held: nil
Total amount of equity at risk (Cameco shares, DSUs and options): $579,016 in 2010, $322,131 in 2009
Joe F. Colvin
68
Sante Fe, New Mexico
USA
Citizenship — American
Director since 1999
Independent
Main areas of experience
•	Nuclear industry

•	Operational excellence

•	International
Joe Colvin is a board director and the president of the American Nuclear Society, a not-for-profit organization that promotes the awareness and understanding of the application of nuclear science and technology. He was elected president emeritus of the Nuclear Energy Institute Inc. (the Washington-based policy organization for the US nuclear energy industry) in February 2005, after serving as the Institute’s president and CEO from 1996 to 2005. Mr. Colvin also held senior management positions with the Nuclear Management and Resources Committee and the Institute for Nuclear Power Operations, and served as a line officer with the US Navy nuclear submarine program for 20 years. Mr. Colvin also serves as a director of the Foundation for Nuclear Studies. Other than the public company board listed below, he has not served on any other public company boards over the past five years.
Mr. Colvin has a bachelor of science degree in electrical engineering from the University of New Mexico, has completed advanced studies in nuclear engineering and is a graduate of Harvard University’s advanced management program. Mr. Colvin brings a wealth of knowledge of the nuclear industry to the board and his role as chair of the safety, health and environment committee.

Overall attendance – 86%
Cameco board and committee	In person	Telephone	Other public
membership	meetings	Meetings	company boards

Board of directors	5 of 6	4 of 5	US Ecology, Inc.
Nominating, corporate governance and risk	4 of 4	1 of 1
Safety, health and environment (chair)	4 of 5

Securities held:

				Total value of
			Total Cameco	Cameco
	Cameco		shares and	shares and	Meets share
Fiscal year	shares	DSUs	DSUs	DSUs	ownership target

2010	4,000	82,281	86,281	$3,477,137	Yes – by 828%
2009	4,000	81,502	85,502	$2,901,083
Change	—	779	779	$576,054

Options held: nil
Total amount of equity at risk (Cameco shares, DSUs and options): $3,477,137 in 2010, $2,901,083 in 2009
10     cameco corporation

James R. Curtiss
57
Brookeville, Maryland
USA
Citizenship — American
Director since 1994
Independent
Main areas of experience
•	Nuclear industry

•	Government relations

•	Executive compensation
James Curtiss has been the principal of Curtiss Law since April 2008. He was a partner with the law firm of Winston & Strawn LLP in Washington, DC, where he concentrated his practice in energy policy and nuclear regulatory law from 1993 until March 2008. He was also a commissioner with the US Nuclear Regulatory Commission from 1988 to 1993. Other than the public company board listed below, Mr. Curtiss has not served on any other public company boards over the past five years.
Mr. Curtiss received a bachelor of arts and a juris doctorate from the University of Nebraska. He is a frequent speaker at nuclear industry conferences and has spoken on topics such as licensing and regulatory reform, advanced reactors and fuel cycle issues. Mr. Curtiss brings legal experience in the nuclear industry to the board, particularly in the area of nuclear regulatory law. Mr. Curtiss has been the chair of our human resources and compensation committee since 2002, and has kept abreast of the wide range of issues in executive compensation through various director education seminars.

Overall attendance – 100%
Cameco board and committee	In person	Telephone	Other public
membership	meetings	Meetings	company boards

Board of directors	6 of 6	5 of 5	Constellation Energy Group
Human resources and compensation (chair)	5 of 5	3 of 3
Nominating, corporate governance and risk	4 of 4	1 of 1

Securities held:

			Total Cameco	Total value of
	Cameco		shares and	Cameco shares	Meets share ownership
Fiscal year	shares	DSUs	DSUs	and DSUs	target

2010	7,185	93,001	100,186	$4,037,483	Yes – by 961%
2009	5,700	92,120	97,820	$3,319,033
Change	1,485	881	2,366	$718,450

Options held:

Date			Total	Value of in-the-money
granted	Expiry date	Exercise price	unexercised	options

March 10/03	March 9/11	5.880	12,000
Sept 21/04	Sept 20/14	15.792	3,300	$493,916

Total amount of equity at risk (Cameco shares, DSUs and options): $4,531,399 in 2010, $3,875,226 in 2009
Donald H.F. Deranger
55
Prince Albert, Saskatchewan
Canada
Citizenship — Canadian
Director since 2009
Not independent
Main areas of experience
•	Aboriginal affairs
Donald Deranger has been the Athabasca Vice Chief of the Prince Albert Grand Council since 2003. He has won a number of awards for his initiatives in employment, training and economic development for members of the Athabasca sector in northern Saskatchewan.
Mr. Deranger is an advisor to the Athabasca Basin Development Corporation and president of Points Athabasca Contracting Ltd., which does business with Cameco. He is the president of Learning Together, a non-profit aboriginal organization that works to build relationships with the mining industry. He also serves as a director of the Prince Albert Development Corporation, Northern Resource Trucking Limited Partnership, Mackenzie River Basin Board, Keepers of the Athabasca Watershed Council, and the City of Prince Albert Board of Police Commissioners, and is a member of the Saskatchewan Fisheries Advisory Committee. Mr. Deranger has not served on any other public company boards over the past five years.
As a leader in the Saskatchewan aboriginal community, Mr. Deranger brings to the board a deep understanding of the culture and peoples of northern Saskatchewan where Cameco’s richest assets are located. Mr. Deranger also worked as a uranium miner many years ago and brings this personal experience to the board and as a member of the safety, health and environment committee.

Overall attendance – 100%
Cameco board and committee	In person	Telephone	Other public company
membership	meetings	meetings	boards

Board of directors	6 of 6	5 of 5	none
Reserves oversight	2 of 2	1 of 1
Safety, health and environment	5 of 5

Securities held:

			Total Cameco	Total value of
	Cameco		shares and	Cameco shares	Meets share ownership
Fiscal year	shares	DSUs	DSUs	and DSUs	target

2010	0	5,257	5,257	$211,844	No – has met 50% of target.
2009	0	1,739	1,739	$59,004	Has until May 27, 2016
Change	—	3,518	3,518	$152,840	to acquire additional shares and DSUs equal to $420,000

Options held: nil
Total amount of equity at risk (Cameco shares, DSUs and options): $211,844 in 2010, $59,004 in 2009
2011 management proxy circular     11

Timothy S. Gitzel
48
Saskatoon, Saskatchewan
Canada
Citizenship — Canadian
New director
Not independent — President
Main areas of experience
•	Nuclear industry

•	Mining

•	Operational excellence

•	International
Timothy Gitzel is president of Cameco Corporation. He joined Cameco in January 2007 as senior vice-president and chief operating officer, and was appointed to his current position in May 2010. He will become president and CEO as of July 1, 2011. Mr. Gitzel has extensive experience in Canadian and international uranium mining activities through 17 years of senior management experience. Prior to joining Cameco, he was executive vice-president, mining business unit for AREVA based in Paris, France with responsibility for global uranium, gold, exploration and decommissioning operations in 11 countries around the world.
Mr. Gitzel received his bachelor of arts and law degrees from the University of Saskatchewan. He serves on the boards of the Mining Association of Canada and the Canadian Nuclear Association. He is past president of the Saskatchewan Mining Association, and also served on the boards of SaskEnergy Corporation, the Saskatchewan Chamber of Commerce and Junior Achievement of Saskatchewan. Mr. Gitzel was also co-chair of the Royal Care campaign for Royal University Hospital in Saskatoon, and vice-president, communications for the 2010 World Junior Hockey Championships.

Overall attendance – n/a
Cameco board and committee	In person	Telephone	Other public company
membership	meetings	meetings	boards

n/a			none

Securities held:

Total value of
			Total Cameco	Cameco
			shares and	shares and
	Cameco	Qualifying	qualifying	qualifying	Meets share ownership
Fiscal year	shares	PSUs	PSUs	PSUs	target

2010	3,100	3,100	6,200	$249,860	No – has met 12% of executive target for president. Has until December 31, 2015 to reach the target for president.

Options held: see Incentive plan awards on page 83
Total amount of equity at risk (Cameco shares, qualifying PSUs and options): $2,039,160 in 2010
James K. Gowans
59
Toronto, Ontario
Canada
Citizenship — Canadian
Director since 2009
Independent
Main areas of experience
•	CEO experience

•	Mining

•	Exploration

•	Operational excellence

•	International
James Gowans is the managing director of the Debswana Diamond Company in Botswana (a diamond exploration and mining company). From February 2010 to December 2010 he was chief operating officer and chief technical officer of DeBeers SA and from March 2006 to December 2010, he was CEO of DeBeers Canada Inc. (a diamond exploration and mining company). Prior to that, he was the senior vice-president and COO of PT Inco in Indonesia (a nickel producing company) from 2002 to 2006. Mr. Gowans is the past-chair of The Mining Association of Canada. He served on the board of Bison Gold Resources Inc., a junior exploration public company, from 2006 to 2008, and currently serves on the public company boards listed below.
Mr. Gowans received a bachelor of applied science in mineral engineering (mining and mineral processing) degree from the University of British Columbia and attended the Banff School of Advanced Management. Mr. Gowans brings to the board experience in exploration and mining and as a CEO of a mining company. His mining knowledge and perspective on the importance of corporate social responsibility are valuable as a member of our reserves oversight and our safety, health and environment committees.

Overall attendance – 100%
Cameco board and committee	In person	Telephone	Other public
membership	meetings	meetings	company boards

Board of directors	6 of 6	5 of 5	PhosCan Chemical Corp.
Nominating, corporate governance and risk	4 of 4	1 of 1
Reserves oversight	2 of 2	1 of 1
Safety, health and environment	5 of 5

Securities held:

			Total Cameco	Total value of
	Cameco		shares and	Cameco shares	Meets share ownership
Fiscal year	shares	DSUs	DSUs	and DSUs	target

2010	1,000	5,911	6,911	$278,523	No – has met 66% of target.
2009	1,000	3,179	4,179	$141,793	Has until May 27, 2016 to
Change	—	2,732	2,732	$136,730	acquire additional shares and DSUs equal to $420,000

Options held: nil
Total amount of equity at risk (Cameco shares, DSUs and options): $278,523 in 2010, $141,793 in 2009
12     cameco corporation

Gerald W. Grandey
64
Saskatoon, Saskatchewan
Canada
Citizenship — Canadian and American
Director since 2000
Not independent — CEO
Main areas of experience
•	CEO experience

•	Nuclear industry

•	Mining

•	Operational excellence

•	International

•	Government relations
Gerald Grandey is the CEO of Cameco Corporation. He has a degree in geophysical engineering from the Colorado School of Mines and a law degree from Northwestern University. Mr. Grandey’s presence on the board is fundamental to maintaining the necessary level of communication between the board and management for a well run organization. He also provides the board with knowledge and insights to further their understanding of all aspects of the nuclear industry.
In addition to the public company board listed below, Mr. Grandey currently serves on the board of the Nuclear Energy Institute, and the boards of the Saskatoon Chapters of the YMCA and Junior Achievement. He served on the public company board of Centerra Gold Inc., a gold mining company and former Cameco subsidiary, from 2004 to 2007.

Overall attendance – 100%
Cameco board and committee	In person	Telephone	Other public company
membership	meetings	meetings	boards

Board of directors	6 of 6	5 of 5	Sandspring Resources Limited
Not a member of any committee because he is CEO

Securities held:

			Total Cameco	Total value of
			shares and	Cameco shares
	Cameco	Qualifying	qualifying	and qualifying	Meets share
Fiscal year	shares	PSUs	PSUs	PSUs	ownership target

2010	674,666	45,200	719,866	$29,010,600	Yes – meets executive
2009	314,666		314,666	$10,676,617	target for CEO by 711%
Change	360,000		405,200	$18,333,983

Options held: see Incentive plan awards on page 83
Total amount of equity at risk (Cameco shares, qualifying PSUs and options): $41,761,182 in 2010, $32,231,359 in 2009
Nancy E. Hopkins
56
Saskatoon, Saskatchewan
Canada
Citizenship — Canadian
Director since 1992
Independent
Main areas of experience
•	Legal

•	Board governance
Nancy Hopkins, Q.C. is a partner with the law firm of McDougall Gauley, LLP in Saskatoon, where she concentrates her practice on corporate and commercial law and taxation. In addition to the public company boards listed below, Ms. Hopkins is chair of the board of governors of the University of Saskatchewan, chair of the board of the Saskatoon Airport Authority and serves as a director of the Canada Pension Plan Investment Board. Except for the public companies listed below, she has not served on any other public company boards over the past five years.
Ms. Hopkins has a bachelor of commerce degree and a bachelor of laws degree from the University of Saskatchewan. She is an honorary member of the Institute of Chartered Accountants of Saskatchewan.
Ms. Hopkins brings to the board extensive experience in the Saskatchewan business community. Her board experience with a wide range of respected organizations has provided her with a strong governance background and a wealth of knowledge for assuming her new role as chair of our nominating, corporate governance and risk committee.

Overall attendance – 90%
Cameco board and committee	In person	Telephone	Other public company
membership	meetings	meetings	boards

Board of directors	5 of 6	5 of 5	Growthworks Canadian
Audit	4 of 5		Fund Ltd.
Nominating, corporate governance and risk (chair)	4 of 4	1 of 1	Growthworks Commercialization Fund Ltd.

Securities held:

			Total Cameco	Total value of
	Cameco		shares and	Cameco shares	Meets share ownership
Fiscal year	shares	DSUs	DSUs	and DSUs	target

2010	20,500	15,130	35,630	$1,435,903	Yes – by 342%
2009	11,500	13,443	24,943	$846,316
Change	9,000	1,687	10,687	$589,587

Options held:

			Total	Value of in-the-money
Date granted	Expiry date	Exercise price	Unexercised	options

Mar 10/03	Mar 9/11	$5.880	27,000	$929,340

Total amount of equity at risk (Cameco shares, DSUs and options): $2,365,243 in 2010, $1,843,273 in 2009
2011 management proxy circular     13

Oyvind Hushovd
61
Kristiansand S., Norway
Citizenship — Norwegian
Director since 2003
Independent
Main areas of experience
•	CEO experience

•	Mining

•	Operational excellence

•	International
Oyvind Hushovd is a corporate director and the former chair and CEO of Gabriel Resources Ltd. (a precious metals exploration and development company), retiring in 2005. Prior to that, he was the president and CEO of Falconbridge Limited (a nickel and copper mining company) from 1996 to 2002. In addition to the public company boards listed below, Mr. Hushovd is the board chair of Nickel Mountain Resources AB and sits on the boards of Ivanhoe Nickel & Platinum Ltd, Libra and Sorlaminering, privately held corporations. During the last five years, he served on the public company boards of Gabriel Resources Ltd. (2002-2006), Lionore Mining International Limited (2002-2007) and Western Oil Sands Inc. (2003-2007).
Mr. Hushovd received a master of economics and business administration degree from the Norwegian School of Business and a master of law degree from the University of Oslo. He brings many years of experience as a mining executive to the board. His mining knowledge is very important as a member of the reserves oversight committee, and his financial experience as chief financial officer of Falconbridge Limited is valuable as a member of the audit committee.

Overall attendance – 100%
Cameco board and committee	In person	Telephone	Other public company
membership	meetings	meetings	boards

Board of directors	6 of 6	5 of 5	Inmet Mining Corporation
Audit	5 of 5		Nyrstar NV
Human resources and compensation	5 of 5	3 of 3
Reserves oversight	2 of 2	1 of 1

Securities held:

			Total Cameco	Total value of
	Cameco		shares and	Cameco shares	Meets share
Fiscal year	shares	DSUs	DSUs	and DSUs	ownership target

2010	0	26,566	26,566	$1,070,625	Yes – by 255%
2009	0	22,825	22,825	$774,452
Change	—	3,741	3,741	$296,173

Options held: nil
Total amount of equity at risk (Cameco shares, DSUs and options): $1,070,625 in 2010, $774,452 in 2009
14     cameco corporation

A. Anne McLellan
60
Edmonton, Alberta
Canada
Citizenship — Canadian
Director since 2006
Independent
Main areas of experience
•	Government relations

•	Corporate social responsibility
The Honourable Anne McLellan is a former Deputy Prime Minister of Canada and has held several senior cabinet positions, including federal Minister of Natural Resources, Minister of Health, Minister of Justice and Attorney General of Canada, and federal interlocutor of Métis and non-status Indians. Prior to entering politics in 1993, Ms. McLellan was a law professor and administrator at the University of Alberta. Since leaving politics, she has been appointed distinguished scholar in residence at the University of Alberta in the Institute for United States Policy Studies and is counsel in the national law firm of Bennett Jones, LLP.
Ms. McLellan holds a bachelor of arts degree and a law degree from Dalhousie University, and a master of laws degree from King’s College, University of London. In 2007, Ms. McLellan completed the Directors’ Education Program through the Corporate Governance College. She brings an understanding of government regulatory matters and international affairs to the board. As a member of the human resources and compensation committee, nominating corporate governance and risk committee and the safety, health and environment committee, Ms. McLellan brings diverse management experience gained as a senior Minister and Deputy Prime Minister of the Government of Canada and from her work on other boards and with non-profit organizations.
In addition to the public company boards listed below, Ms. McLellan serves on the boards of Canadian Business for Social Responsibility, the Royal Alexandra Hospital Foundation, the Edmonton Regional Airport Authority, the Edmonton Chapter of Habitat for Humanity and the TD Securities Energy Advisory Board. She is a Trudeau Foundation mentor and the chair of the 2010 campaign for the United Way, Alberta Capital Region (Edmonton). Except for the public company boards listed below, she has not served on any other public company boards over the past five years.

Overall attendance – 97%
Cameco board and committee	In person	Telephone	Other public company
membership	meetings	meetings	boards

Board of directors	6 of 6	5 of 5	Agrium Inc.
Human resources and compensation	5 of 5	2 of 3	Nexen Inc.
Nominating, corporate governance and risk	4 of 4	1 of 1
Safety, health and environment	5 of 5

Securities held:

				Total value of	Meets share
	Cameco		Total Cameco	Cameco shares	ownership
Fiscal year	shares	DSUs	shares and DSUs	and DSUs	target

2010	100	16,161	16,261	$655,318	Yes – by 156%
2009	100	13,331	13,431	$455,714
Change	—	2,830	2,830	$199,604

Options held: nil
Total amount of equity at risk (Cameco shares, DSUs and options): $655,318 in 2010, $455,714 in 2009
2011 management proxy circular     15

A. Neil McMillan
59
Saskatoon, Saskatchewan
Canada
Citizenship — Canadian
Director since 2002
Independent
Main areas of experience
•	CEO experience

•	Mining

•	Government relations
Neil McMillan is the president and CEO of Claude Resources Inc. (a Saskatchewan-based gold mining and oil and gas producing company). He previously served on the board of Atomic Energy Canada Ltd. (a Canadian government nuclear reactor production and services company). Except for the public company boards listed below, Mr. McMillan has not served on any other public company boards over the past five years.
Mr. McMillan received a bachelor of arts degree in history and sociology from the University of Saskatchewan, and is a former member of the Saskatchewan legislature. Prior to joining Claude Resources Inc. in 1995, Mr. McMillan worked with RBC Dominion Securities Inc. as a registered representative and the Saskatoon branch manager.
Mr. McMillan’s experience as the CEO of a Saskatchewan-based mining company gives the board access to a ground level view of many of the daily mining risks and opportunities faced by Cameco. His background as an investment adviser and legislator are valuable when the board is reviewing investment opportunities.
Mr. McMillan’s knowledge and experience of the mining industry assist in the board’s oversight of regulatory matters and are important attributes as he assumes his new role as chair of our reserves oversight committee.

Overall attendance* – 68%
Cameco board and committee	In person	Telephone	Other public company
membership	meetings	meetings	boards

Board of directors	5* of 6	3* of 5	Claude Resources Inc.
Audit	3* of 5		Shore Gold Inc.
Reserves oversight (chair)	1* of 2	1 of 1

*	Mr. McMillan’s overall attendance was 100% in 2009, 97% in 2008 and 94% in 2007. He was unable to attend one set of meetings (consisting of three meetings) because of an important family commitment. Mr. McMillan is an effective director with much to contribute, and is committed to improving his attendance going forward.
Securities held:

				Total value of
	Cameco		Total Cameco	Cameco shares	Meets share ownership
Fiscal year	shares	DSUs	shares and DSUs	and DSUs	target

2010	600	21,561	22,161	$893,085	Yes – by 213%
2009	600	18,680	19,280	$654,170
Change	—	2,881	2,881	$238,915

Options held: nil
Total amount of equity at risk (Cameco shares, DSUs and options): $893,085 in 2010, $654,170 in 2009
Victor J. Zaleschuk
66
Calgary, Alberta
Canada
Citizenship — Canadian
Director since 2001
Independent
Main areas of experience
•	CEO experience

•	Finance

•	International

•	Mergers and acquisitions

•	Board governance
Victor Zaleschuk is a corporate director and chair of Cameco’s board of directors. He is the former president and CEO of Nexen Inc., a publicly traded independent global energy and chemicals company. Mr. Zaleschuk brings to the board his vast experience in the resource industry as a former CEO of a major Canadian oil and gas resource company with international holdings, a financial background as a former chief financial officer and experience in mergers and acquisitions.
Mr. Zaleschuk has been a chartered accountant since 1967 and holds a bachelor of commerce degree from the University of Saskatchewan. Except for the public company boards listed below, Mr. Zaleschuk has not served on any other public company boards over the past five years.

Overall attendance* – 100%
Cameco board and committee	In person	Telephone	Other public company
membership	meetings	meetings	boards

Board of directors (chair)	6 of 6	5 of 5	Agrium Inc.
Reserves oversight	2 of 2	1 of 1	Nexen Inc.

*	As board chair, Mr. Zaleschuk also attended 22 board committee meetings in an ex-officio capacity.
Securities held:

				Total value of
	Cameco		Total Cameco	Cameco shares	Meets share ownership
Fiscal year	shares	DSUs	shares and DSUs	and DSUs	target

2010	28,615	50,087	78,702	$3,171,691	Yes – by 311%
2009	10,615	43,605	54,220	$1,839,685
Change	18,000	6,482	24,482	$1,332,006

Options held: nil
Total amount of equity at risk (Cameco shares, DSUs and options): $3,171,692 in 2010, $2,344,585 in 2009
16     cameco corporation

Notes to the director profiles:
•	Each director has provided the information about the Cameco shares they own or exercise control or direction over.

•	DSUs refer to deferred share units under our DSU plan for directors. Directors who are Cameco executives do not receive DSUs.

•	We calculated the total value of Cameco shares and DSUs using $40.30 for 2010 and $33.93 for 2009, the year-end closing prices of Cameco shares on the Toronto Stock Exchange (TSX).

•	Options held refer to options under our stock option plan that have not been exercised. The board stopped granting options to directors on October 28, 2003. In 2004, Mr. Curtiss exercised reload options to receive additional options with a 10-year term. We stopped awarding reload options in 1999.

•	The exercise prices and number of options have been adjusted to reflect stock splits of Cameco shares.

•	The value of in-the-money options is calculated as the difference between $40.30 (the 2010 year-end closing price of Cameco shares on the TSX) and the exercise price of the options, multiplied by the number of options held at December 31, 2010.

•	Qualifying PSUs refer to performance share units (PSUs) that qualify under the executive share ownership guidelines. Their value assumes the PSUs payout at 80% of target, less tax at 50%, and a share price of $40.30, the closing price of our common shares on the TSX on December 31, 2010, and that the PSUs make up no more than 50% of the executive’s holdings.
Meeting attendance
We believe that an active board governs more effectively, so we expect directors to attend all board meetings, all of their respective committee meetings, and the annual meeting of shareholders. Directors can participate by teleconference if they cannot attend in person. The table below shows the number of board and committee meetings each director attended in 2010. All directors attended the 2010 annual meeting of shareholders.
The board needs a quorum of at least a majority of directors in attendance for the board to hold a meeting and transact business. The board and board committees have an opportunity to meet in camera without management present at all meetings, including those held by teleconference.
See Our expectations for directors on page 29 for more information.

						Human		Nominating,				Safety,
						resources and		corporate		Reserves		health and
				Audit		compensation		governance and		oversight		environment
Name	Independent	Board		committee		committee		risk committee		committee		committee

J. Clappison	yes	11 of 11	100%	5 of 5	100%	5 of 5	100%					2 of 2	100%

J. Colvin[1]	yes	9 of 11	82%					5 of 5	100%			4 of 5	80%

J. Curtiss	yes	11 of 11	100%			8 of 8	100%	5 of 5	100%

G. Dembroski[2]	yes	6 of 6	100%	2 of 2	100%	5 of 5	100%	2 of 2	100%

D. Deranger	no	11 of 11	100%							3 of 3	100%	5 of 5	100%

J. Gowans	yes	11 of 11	100%					5 of 5	100%	3 of 3	100%	5 of 5	100%

G. Grandey[3]	no	11 of 11	100%

N. Hopkins	yes	10 of 11	91%	4 of 5	80%			5 of 5	100%

O. Hushovd	yes	11 of 11	100%	5 of 5	100%	8 of 8	100%			3 of 3	100%

G. Ivany	yes	11 of 11	100%	5 of 5	100%	8 of 8	100%					5 of 5	100%

A. McLellan	yes	11 of 11	100%			7 of 8	88%	5 of 5	100%			5 of 5	100%

N. McMillan[4]	yes	8 of 11	73%	3 of 5	60%					2 of 3	67%

R. Peterson[2]	yes	6 of 6	100%	2 of 2	100%	5 of 5	100%					2 of 2	100%

V. Zaleschuk[5]	yes	11 of 11	100%	4 of 5	80%	8 of 8	100%	5 of 5	100%	3 of 3	100%	5 of 5	100%

83% of the current board are independent		Total # of meetings	11	5		8		5		3		5

Notes:

1.	Mr. Colvin was unable to attend a board meeting and a committee meeting due to illness.

2.	Mr. Dembroski and Mr. Peterson resigned from the board on May 26, 2010, and did not stand for re-election because they were over 72, our retirement age for directors.

3.	Mr. Grandey, as CEO of Cameco, is not a member of any board committees so they can operate independently of management.

4.	Mr. McMillan’s attendance was 100% in 2009, 97% in 2008 and 94% in 2007. He was unable to attend one set of meetings (consisting of three meetings) because of an important family commitment. He is committed to improving his attendance going forward.

5.	Mr. Zaleschuk attended 22 committee meetings in an ex-officio capacity, as chair of the board.
2011 management proxy circular     17

Skills and experience
A board that has a broad mix of skills and expertise can more effectively oversee the wide range of issues that arise with a company of our size and complexity, and make more informed decisions.
In 2009, the nominating, corporate governance and risk committee implemented a number of initiatives to help with the board’s ongoing development, assist in recruiting new directors, and enhance the quality of the board overall as we advance our growth strategy. This involved completing a comprehensive review of the board skills matrix, having the directors complete a self-assessment against the new matrix and conducting a survey of board diversity. The committee used this information to recruit new candidates to the board in 2009 and 2010. You can find information about board diversity on page 8, and assessing the board and director tenure on page 34.
Skills matrix
Our skills matrix has 14 categories of skills and attributes, and all of the directors complete a self-assessment of their skills annually. The matrix includes three core skills and attributes — being financially literate, independent minded and a team player — that we expect of all directors who serve on our board.
The table below lists the 11 categories of skills and experience that are essential to the board overall, to effectively oversee and act as a strategic resource for Cameco. The table also shows the number of directors who served in 2010 and the level of expertise they indicated in their self-assessments.

		Strong working	Basic level of
Self-assessment of skills and experience	Expert	knowledge	knowledge

Board experience
Prior or current experience as a board member for a major organization with a current governance mindset, including a focus on Corporate Social Responsibility	6	6	0

Business judgment
Track record of leveraging own experience and wisdom in making sound strategic and operational business decisions; demonstrates business acumen and a mindset for risk oversight	6	6	0

Financial expertise
Experience as a professional accountant, CFO or CEO in financial accounting and reporting and corporate finance	2	6	4

Government relations
Experience in, or a thorough understanding of, the workings of government and public policy both domestically and internationally	5	5	2

Human capital
Experience in executive compensation and the oversight of significant, sustained succession planning and talent development and retention programs.	7	3	2

Industry knowledge
Knowledge of the uranium/nuclear industries, market and business imperatives, international regulatory environment and stakeholder management	3	5	4

International
Experience working in a major organization that carries on business in one or more international jurisdictions, preferably in countries or regions where we have or are developing operations	5	4	3

Investment banking/mergers and acquisitions
Experience in the field of investment banking or in mergers and acquisitions	1	5	5

Managing/leading growth
Experience driving strategic direction and leading growth of an organization, preferably including the management of multiple significant projects	6	5	1

Mining, exploration and operations
Experience with a leading mining or resource company with reserves, exploration and operations expertise	4	3	5

Operational excellence
Experience in a complex chemical or nuclear operating environment creating and maintaining a culture focused on safety, the environment and operational excellence	4	2	5
18     cameco corporation

Board diversity
We are subject to terms of the Investment Canada Act, the Uranium Non-Resident Ownership Policy and the Canada Business Corporations Act. These require at least two-thirds of our directors to be Canadian citizens and half to be Canadian residents.
As part of the matrix review process in 2009, the nominating, corporate governance and risk committee also surveyed its members, the board chair and our senior executives about board diversity.
The survey focused on ethnicity, non-Canadian residents, gender, political affiliation and age, and confirmed the importance of having:
•	at least one aboriginal director from Saskatchewan because many of our operations are based in the province

•	two directors who are US residents

•	one or two directors from Europe and/or Asia

•	at least two or three female directors

•	directors of various ages.
None of the respondents felt there was a need to seek directors who have specific political affiliations.
The survey results have given the committee and the board important insights for enhancing board composition in the future.
Continuing education and development
We expect our directors to be informed about issues affecting our business, the nuclear industry and governance and other related issues. Continuing education helps our directors keep abreast of industry developments and changing governance issues and requirements, and understand issues we face within the context of our business.
The table below lists the internal and external conferences, seminars, courses and site tours that our directors attended during the year.

2010	Topic	Presented/hosted by	Attended by

February 5	Mergers & Acquisitions	Institute of Corporate Directors (ICD)	Anne McLellan

February 22	Cameco’s Competitors	David Doerksen Vice-President, Corporate Development & Power Generation Ken Seitz Vice-President, Marketing Strategy & Administration	John Clappison Joe Colvin James Curtiss Donald Deranger James Gowans Gerald Grandey	Oyvind Hushovd George Ivany Anne McLellan Neil McMillan

March 8	Pension Policy Conference	University of Saskatchewan and the Johnson Shoyama Graduate School of Public Policy	Nancy Hopkins

April 20	Beyond Compliance — Governance in Times of Transition	Deloitte & Touche	Nancy Hopkins

April 23	Directors and Fraud	Deloitte & Touche	John Clappison

June 1	Directors College Oversight and Finance Module for Crown Investments Corporation	Presenter on Measurement, Reporting and Continuous Disclosure	Nancy Hopkins

June 6-8	World Nuclear Fuel Market 37th Annual Meeting & Conference	World Nuclear Fuel Market	John Clappison James Curtiss George Ivany

June 7-8	Annual Conference	International Corporate Governance Network (ICGN)	Nancy Hopkins

June 10	Audit Committee Network Meeting — Relationship of the Audit Committee Chair with the CEO, CFO and the Finance Group	Ernst & Young	John Clappison

June 11	Overseeing Tax Risk and Reporting Under IFRS	KPMG Audit Committee Institute	John Clappison
2011 management proxy circular     19

2010	Topic	Presented/hosted by	Attended by

June 16	Implementation of ISO 31000 Risk Management Standards: What Directors Need to Know	Webcast by Grant Thornton, the Institute of Corporate Directors and the Canadian Standards Association	Nancy Hopkins

August 10-11	The Impact of Governance on the Nuclear Power Industry	Emory Goizueta Directors Institute and Institute of Nuclear Power Operations	James Curtiss

August 11	Uranium Exploration at Cameco	Colin Macdonald Vice-President, Exploration	John Clappison Joe Colvin James Curtiss Donald Deranger James Gowans Gerald Grandey	Nancy Hopkins Oyvind Hushovd George Ivany Anne McLellan Neil McMillan Victor Zaleschuk

August 28	Presentation and Tour of Cigar Lake Site in Northern Saskatchewan	Grant Goddard Vice-President, Mining North	John Clappison James Curtiss Donald Deranger James Gowans Gerald Grandey	Nancy Hopkins Oyvind Hushovd Neil McMillan Victor Zaleschuk

September 14-15	World Energy Congress	The World Energy Council	Gerald Grandey

September 27	Presentation and Tour of Cameco’s Conversion and Fuel Manufacturing Facilities in Port Hope, Ontario	Vice-President, Fuel Services and General Managers of Cameco’s Facilities in Ontario	Donald Deranger James Gowans Gerald Grandey	George Ivany Anne McLellan Victor Zaleschuk

October 6	Audit Committee Peer Exchange	NYSE and Corporate Board Member	John Clappison

October 6	Compensation Committee Peer Exchange	NYSE and Corporate Board Member	James Curtiss

October 7-8	Annual Boardroom Summit	NYSE and Corporate Board Member	John Clappison Joe Colvin James Curtiss Donald Deranger James Gowans	Nancy Hopkins George Ivany Anne McLellan Victor Zaleschuk

October 12	Canadian Audit Committee Network Meeting — Audit Committee Oversight of Fraud and Other Malfeasance and IFRS Update	Tapestry Networks	John Clappison

November 4	New Build in the Developing World	Ux Consulting	John Clappison Joe Colvin James Curtiss Donald Deranger James Gowans Gerald Grandey	Nancy Hopkins Oyvind Hushovd George Ivany Anne McLellan Neil McMillan Victor Zaleschuk

November 7-9	Directors Financial Literacy Program	Rotman School of Management	Donald Deranger

November 9-10	2010 CEO Conference: Nuclear Safety — Demanding Excellence	Institute of Nuclear Power Operations (INPO)	Gerald Grandey Timothy Gitzel

November 10	The Role of the Board — Adding Value, Distinct from Management	The Saskatchewan Chapter of the Institute of Corporate Directors	Nancy Hopkins

November 30	Executive Compensation for 2011, New Challenges and Opportunities	Hugessen Consulting	Anne McLellan

December 1	Corporate Social Responsibility at Cameco	Gary Merasty Vice-President, Corporate Social Responsibility	John Clappison Joe Colvin James Curtiss Donald Deranger James Gowans Gerald Grandey	Nancy Hopkins Oyvind Hushovd George Ivany Anne McLellan Victor Zaleschuk

December 6	US Energy Policy	J. Robinson West President and CEO PFC Energy	Anne McLellan Victor Zaleschuk
20     cameco corporation

About the auditors
The auditors fulfill a critical role, reinforcing the importance of a diligent and transparent financial reporting process that strengthens investor confidence.
KPMG LLP (KPMG), or its predecessor firms, have been our auditors since incorporation. You can vote for reappointing KPMG as our auditors until the end of the next annual meeting, or you can withhold your vote. Unless otherwise instructed, the named proxyholders will vote for reappointing KPMG. We need a simple majority of votes cast for KPMG, by person or by proxy, to approve their reappointment.
KPMG provides us with four types of services:
•	audit services — generally relate to reviewing annual and interim financial statements and notes, conducting the annual audit and providing other services that may be required by regulators. These may also include services for registration statements, prospectuses, reports and other documents that are filed with securities regulators, or other documents issued for securities offerings.

•	audit-related services — include consulting on accounting matters, attest services not directly linked to the financial statements that are required by regulators, conducting audits of employee benefit plans and audits of affiliates, as well as reviewing and testing our internal controls over financial reporting.

•	tax services — relate to tax compliance, tax advice and tax planning that are beyond the scope of the annual audit. These may include transfer-pricing surveys for the tax authorities, preparing corporate and personal tax returns, and advice and consulting on international tax matters, tax implications of capital market transactions and capital tax.

•	other services — include other professional services that KPMG and/or its affiliates provide us and our subsidiaries or joint ventures from time to time.
The table below shows the fees we paid to KPMG and its affiliates for services in 2010 and 2009:

		% of total			% of total
	2010	fees	2009		fees
	($)	(%)	($)		(%)

Audit fees
Cameco	1,697,700	62.6	1,739,900		48.7
Centerra and other subsidiaries	256,200	9.5	978,600	[1]	27.4

Total audit fees	1,953,900	72.1	2,718,500		76.1

Audit-related fees
Cameco	273,400	10.1	219,800		6.1
Centerra and other subsidiaries[1]	—	—	32,300		0.9
Translation services	44,500	1.6	424,000		11.9
Pensions	20,000	0.7	17,000		0.5

Total audit-related fees	337,900	12.5	693,100		19.4

Tax fees
Compliance	199,200	7.3	40,000		1.1
Planning and advice	219,500	8.1	122,400		3.4

Total tax fees	418,700	15.4	162,400		4.5

All other fees	—	—	—		—

Total fees	2,710,500	100.0	3,574,000		100.0

Note:
1.	The 2009 fees include amounts related to Centerra Gold Inc. (Centerra). We disposed of our entire interest in Centerra in December 2009.
The audit committee is responsible for reviewing and approving KPMG’s audit plan, fees, performance, qualifications and independence. You can find more information about the audit committee starting on page 36.
2011 management proxy circular     21

Amendments to our bylaws
We believe that increasing the quorum for meetings of our shareholders and clarifying the minimum quorum for meetings of our board of directors reflects good governance.
At its meetings on November 4, 2010 and February 11, 2011, the board amended our general bylaws to increase the quorum for meetings of our shareholders and clarify the minimum quorum for meetings of our board of directors. We are now seeking confirmation of these changes to our bylaws from our shareholders.
Previously, according to section 5.2 of Bylaw No. 6, the people attending our meetings of shareholders needed to hold, or represent by proxy, at least 5% of our common shares issued and outstanding. On the recommendation of our nominating, corporate governance and risk committee, our board decided that it would be better for meetings of our shareholders to have representation of at least 25% of our shares issued and outstanding to ensure there is always adequate shareholder representation for decision-making. This is a good governance practice.
Section 7.7 of Bylaw No. 6 previously stated that at least a majority of our directors needed to be in attendance at board meetings, but it also allowed our directors to unilaterally amend this quorum requirement. Although permitted, the directors have never unilaterally amended the quorum for any board meeting. On the recommendation of our nominating, corporate governance and risk committee, the board decided to eliminate this unilateral ability of our directors, so a majority of our directors must now be in attendance at all board meetings. This is also a good governance practice.
You are being asked to confirm these amendments to the quorum requirements for meetings of our shareholders and our board of directors by passing the following resolution. We require a majority of shareholders to confirm the amendments in order to pass this resolution. If the resolution is not passed, the amendments will no longer be in force or have any effect.
Resolved that the amendment of Bylaw No. 6 (a bylaw relating generally to the conduct of the business and affairs of Cameco Corporation) approved at meetings of Cameco’s board of directors on November 4, 2010 and February 11, 2011 is hereby confirmed by:
1.	deleting the first sentence of Section 5.2 and replacing it with the following:
A quorum for any meeting of shareholders shall be at least two persons present and holding or representing by proxy not less than twenty-five (25) percent of the total number of issued and outstanding shares of the Corporation entitled to vote at such meeting; and
2.	deleting the first sentence of Section 7.7 and replacing it with the following:
A quorum for any meeting of the Board of Directors of the Corporation shall consist of a majority of the directors of the Corporation.
You can access a complete copy of Bylaw No. 6 on our website (cameco.com/responsibility/governance/policies_initiatives/articles_bylaws) or on SEDAR (sedar.com) and EDGAR (sec.gov/edgar.shtml).
22     cameco corporation

Having a say on our approach to executive compensation
You will have an opportunity to vote on our approach to executive compensation at the upcoming meeting. Your vote is advisory and non-binding, and will provide the board and human resources and compensation committee with important feedback.
Please take some time to read the Executive compensation section starting on page 52. We describe our compensation philosophy, the objectives and elements of the program and the way we measure and assess performance and make compensation decisions. We explain how and why a large portion of our executives’ compensation is linked to performance and earned over the longer term, and how we manage compensation risk.
As a shareholder you have the opportunity to vote for or against our approach to executive compensation through the following resolution:
Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors,that the shareholders accept the approach to executive compensation disclosed in Cameco’s management proxy circular delivered in advance of the 2011 annual meeting of shareholders.
We recommend that shareholders vote for the advisory resolution on our approach to executive compensation. Unless otherwise instructed, the named proxyholders will vote for the advisory resolution.
We will disclose the results of the advisory vote in our report on the 2011 annual meeting voting results.
The board believes it is important to give shareholders an effective way to provide input on our approach to executive compensation. This is the second year that shareholders will have an opportunity to participate in an advisory vote, and it is one means of achieving this objective. Because we are committed to ensuring shareholders have an effective and timely opportunity to provide input on this matter, we continue to evaluate the most effective means of achieving this objective. As a result, following this year’s vote, we will examine the level of interest and nature of the comments received from shareholders, as well as evolving best practices by other companies, and consider what might be the optimum frequency and approach for shareholders to provide their input on our approach to executive compensation.
Use the tool on our website (cameco.com/investorsurvey) to provide feedback on our executive compensation practices and the frequency of this advisory vote, or see Communicating with the board on page 26. Shareholders can also write directly to the chair of the board or the chair of the human resources and compensation committee with their views on executive compensation.
2011 management proxy circular     23

Governance at Cameco
Cameco recognizes the importance of sound governance, and we firmly believe it is the foundation for strong corporate performance.
This section tells you about three key elements of governance at Cameco: our governance principles and guidelines, our board and how it operates, and our compensation practices.

Our governance principles and guidelines	25
Code of conduct and ethics	25
Disclosure policy	25
Shareholder engagement	26
Communicating with the board	26
Standards and practices	27
Maintaining separate chair and CEO positions	27

About our board	28
Independence	28
Our expectations for directors	29
The role of the board	30
Assessing the board and director performance	33
Board committees	35

Compensating our directors and executives	45
Director compensation	46
Executive compensation	52
24     cameco corporation

Our governance principles and guidelines
Code of conduct and ethics
Everyone at Cameco — directors, officers and employees — are held to the same standard of conduct.
Our board of directors expects everyone to act with honesty, integrity and impartiality, to earn and maintain the trust of our shareholders, other stakeholders, customers and the communities where we operate. This means complying with the code of conduct and ethics in all of our activities. We revised the code in 2010 to reinforce our standards of integrity and ethical conduct and to make it more user-friendly.
The code contains principles and guidelines for ethical behavior, and describes the governance and corporate culture we expect at Cameco. It covers the following key areas:
•	financial reporting and accountability

•	confidentiality

•	conflicts of interest

•	complying with the laws, rules and regulations that apply to us (including safety, health, environmental, import, export, securities disclosure and insider trading laws)

•	corporate opportunities

•	identifying and preventing fraud

•	reporting illegal or unethical behaviour

•	reporting violations or breaches of the code
Complying with the code means that:
•	employees and directors must report any actual, potential or perceived conflicts of interest to the corporate secretary. The secretary brings all reports involving an employee to the attention of management’s conflicts review committee, and to the nominating, corporate governance and risk committee if it involves a director.

•	directors must excuse themselves from any discussions or decisions where their business or personal interests would create a conflict of interest.
We have had an ethics (whistleblower) hotline since 2006 that allows employees to report any concerns about inappropriate business conduct confidentially and anonymously. Employees can report these concerns online or by phone.
All new employees must read the code when they are hired, and sign an acknowledgement that they will follow the code and have no conflicts of interest, or disclose any conflicts they do have. Directors and employees who have supervisory responsibilities or work in the supply chain management, exploration and human resources departments must review the code every year and sign a certificate of compliance. Any issues arising from these reports are brought to the attention of management’s conflict review committee for employees, the audit committee for employees who are insiders, and the nominating, corporate governance and risk committee for directors.
You can find a copy of the code on our website (cameco.com/responsibility/governance/ethics/), or by writing to our corporate secretary.
Disclosure policy
We are committed to communicating openly and in a timely way with shareholders, employees and the public, and providing complete, accurate and balanced disclosure in our documents. We describe this commitment and our policy for disseminating material information in our disclosure policy, which is available on our website (cameco.com/responsibility/governance/policies_initiatives/corporate_disclosure/).
Our disclosure committee is made up of members of senior management and is responsible for:
•	reviewing all news releases and public filings containing material information prior to their release

•	evaluating the design and effectiveness of our disclosure controls and procedures to make sure they continue to provide reasonable assurance that information is gathered promptly and accurately, so we can make decisions about appropriate public disclosure that complies with legal requirements

•	recommending any appropriate changes to our disclosure controls and procedures to the audit committee for approval.
Each board committee reviews the material public disclosure relevant to its mandate before the board considers them for approval. The audit committee is responsible for reviewing the annual and interim financial statements and management’s discussion and analysis (MD&A), and then recommending them to the board for approval. The safety, health and environment committee reviews the sustainable development report before it is published.
2011 management proxy circular     25

The board also reviews and approves the following documents, which are filed publicly:
•	prospectuses

•	annual information forms

•	management proxy circulars

•	US Form 40-F filings

•	other disclosure documents that must be approved by the directors according to securities laws, securities regulations or stock exchange rules.
The audit committee receives regular updates from the disclosure committee, and is responsible for reviewing our disclosure controls and procedures once a year and recommending any changes to the board for approval.
Our website (cameco.com) has information for shareholders, investment analysts, the media and the public. The CEO and other officers meet regularly with investment analysts and institutional investors. Our investor, corporate and government relations (IR) department provides information to current and prospective shareholders and responds to any questions or concerns they may have.
You can reach the IR department by:

phone:	306.956.6309
fax:	306.956.6318
e-mail:	complete the e-mail form under the Contact section of our website.
Shareholder engagement
Our commitment to communicating openly with shareholders and other key stakeholders also involves having open and constructive dialogue on governance and disclosure matters that are in the public domain.
While contact with shareholders is mainly through our corporate office and the IR department, in particular, board members are willing to meet from time to time with significant shareholders and industry organizations upon request. The board believes these discussions lead to a better understanding of governance and other issues and the board’s decisions.
As a result, the board adopted a shareholder engagement statement in 2010 to establish engagement practices based on shareholders’ needs and evolving governance practices.
Shareholders, employees and others can contact the chair of the board, the committee chairs or the independent directors as a group directly. See Communicating with the board, below for more information. You can access a copy of our shareholder engagement statement on our website (cameco.com/responsibility/governance/practices).
Advisory vote
In 2010, shareholders had an opportunity to vote on our approach to executive compensation. This was an advisory and non-binding vote, and a large majority (92%) of our shareholders voted for our approach to executive compensation.
Shareholders will also have another ‘say on pay’ advisory vote at our 2011 annual meeting of shareholders (see page 23). Shareholders can also use the tool on our website (cameco.com/investorsurvey) to provide feedback on our executive compensation practices.
Communicating with the board
Shareholders, employees or other interested parties can contact the chair of the board, or the independent directors as a group by writing to them at our corporate office.

Send the sealed envelope to:
Cameco Corporation	Please mark it:
2121-11th Street West	Private and strictly confidential
Saskatoon, SK S7M 1J3	Attention — Chair of the board of directors

If you want to contact the chair of either the audit committee or the human resources and compensation committee, send your sealed envelope to the same address.	Please mark it: Private and strictly confidential
Attention — Chair of the audit committee, or
Chair of the human resources and
compensation committee
These envelopes will be delivered unopened.
The board can also be contacted through our website (cameco.com).
26     cameco corporation

Standards and practices
We are a public company and our shares trade on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE). We must therefore meet various corporate governance guidelines and requirements in Canada and the United States.
Standards
We comply with the corporate governance standards that apply to Canadian companies listed on the TSX, and with the requirements of the Sarbanes-Oxley Act of 2002 (SOx) and the NYSE corporate governance standards that apply to us as a foreign private issuer registered with the Securities and Exchange Commission (SEC) in the US.
We also comply with most of the NYSE corporate governance standards that apply to US issuers:
•	the majority of our board is independent under the NYSE standards

•	non-management directors meet separately from management at regularly scheduled meetings

•	the audit committee has a written mandate and its committee members are independent under the SEC and NYSE requirements

•	the audit committee conducts an annual self-assessment survey

•	our internal audit department provides management and the audit committee with ongoing assessments of our internal controls

•	the human resources and compensation committee has a written mandate and its members are independent under the NYSE standards

•	the nominating, corporate governance and risk committee has a written mandate and its members are independent under the NYSE standards

•	our enterprise risk management group provides the nominating, corporate governance and risk committee with ongoing reports of our corporate risk management system and other relevant committees with reports on our enterprise risks

•	our code of conduct and ethics applies to directors, officers and employees.
Practices
There is only one major difference between our corporate governance practices and what is required of US issuers under the NYSE standards. The NYSE standards require shareholders to approve all equity compensation plans and any material revisions to the plans, whether or not the securities issued under the plans are newly issued or purchased on the open market, subject to a few limited exceptions.
We adhere to the TSX rules. These rules require shareholders to approve equity compensation plans that involve newly issued securities. In addition, the TSX rules require:
•	if the plan does not provide for the issue of a fixed maximum number of securities, shareholders must approve the plan every three years

•	if the plan has an amendment procedure, shareholders must approve an amendment only when it involves:
•	reducing the exercise price or extending the term of options held by insiders

•	removing an insider participation limit or when it results in an insider participation limit being exceeded

•	increasing the fixed maximum number of securities to be issued under the plan

•	changing the amendment procedure or when the plan requires the amendment to receive shareholder approval.
Maintaining separate chair and CEO positions
We have had an independent, non-executive board chair since 2003.
Maintaining separate chair and CEO positions allows the board to be more effective in its oversight duties and hold management accountable for the company’s activities. Appointing a non-executive chair provides the board with stronger leadership, fosters more effective discussion and decision-making and avoids conflicts of interest. It also reflects good governance.
2011 management proxy circular     27

About our board
Our board of directors is responsible for overseeing management and Cameco’s business affairs. Its goal is to ensure we continue to operate as a successful business, optimizing financial returns to increase our value over time while effectively managing the risks we face in our business.
Our board works within a climate of respect, trust and candor, fostering a culture of open dialogue. It fulfills its duties by:
•	maintaining a governance framework that sets broad areas of responsibility and includes appropriate checks and balances for effective decision-making and approvals

•	making decisions that set the tone, character and strategic direction for Cameco and approving the vision, mission and value statements developed by management

•	regularly monitoring management’s effectiveness, including its leadership, recommendations, decisions and execution of strategies to ensure that the CEO and senior management carry out their responsibilities.
The board has delegated the day-to-day responsibility for corporate governance to the nominating, corporate governance and risk committee. It is responsible for defining our approach to corporate governance issues (including reviewing our corporate governance guidelines once a year and recommending any appropriate changes to the board).
The board reviews our corporate governance framework and practices and revises them as regulations change, and as industry and shareholder expectations and corporate best practices continue to evolve.
You can find more information about our corporate governance practices on our website (cameco.com/responsibility/governance/practices/), or by writing to our corporate secretary.
Independence
We define any director who does not have a direct or indirect material relationship with us as independent. A relationship is material when it could reasonably interfere with a director’s ability to make independent decisions, regardless of any other association he or she may have.
The board believes that at least a substantial majority of our directors must be independent, and that the audit committee, human resources and compensation committee and the nominating, corporate governance and risk committee must be made up entirely of independent directors.
Directors must give the nominating, corporate governance and risk committee information about their business and other relationships with us (including our affiliates) and with senior management (and their affiliates). They must also advise the committee if there are any material changes to their circumstances or relationships that could affect the board’s assessment of independence.
The board is responsible for determining whether or not each director is independent. It uses criteria that meet the standards of the Canadian Securities Administrators as set out in Multilateral Instrument 52-110 — Audit Committees, National Policy
58-201 — Corporate Governance Guidelines and the NYSE corporate governance standards.
We last reviewed and updated our criteria for director independence in February 2008. See Appendix B for more information.
Assessing independence
The board has reviewed each nominated director and decided that Gerald Grandey, Timothy Gitzel and Donald Deranger are not independent. Mr. Grandey is our CEO, Mr. Gitzel is our president, and Mr. Deranger is president of Points Athabasca Contracting Ltd. (PACL). In 2010, we paid PACL $38.0 million for construction and contracting services. Mr. Deranger is a Vice-Chief of the Prince Albert Grand Council representing the Athabasca Basin where our significant Saskatchewan operations are located. He is president of PACL by virtue of his aboriginal leadership.
Independent chair
The board appoints a non-executive, independent director as its chair to help it function independently of management. Victor Zaleschuk has served as the chair of our board since 2003.
The chair is responsible for the following duties and responsibilities, among other things:
•	leading, managing and organizing the board consistent with our approach to corporate governance

•	presiding as the chair at all board meetings and meetings of our shareholders

•	implementing procedures so the board can carry out its work effectively, efficiently and independently of management. This includes scheduling, calling and chairing board meetings.

•	acting as the liaison between the board and senior management, and as an advisor and sounding board to the CEO
28     cameco corporation

•	ensuring that the board has timely and relevant information and access to other resources to adequately support its work.
The board has adopted a position description for the chair, which it reviews from time to time. You can access a copy on our website (cameco.com/responsibility/governance/chairs_role/) or by writing to our corporate secretary.
Our expectations for directors
We expect each member of the board to act honestly and in good faith, and to exercise business judgment that is in the best interests of Cameco overall.
Each director is expected to:
•	comply with our code of conduct and ethics, including conflict of interest disclosure requirements. See Our governance principles and guidelines on page 25 for more information about the code.

•	develop an understanding of our strategy, business environment and operations, the markets we operate in and our financial position and performance. See Measuring performance starting on page 63 for a discussion of our corporate performance.

•	diligently prepare for each board and committee meeting by reviewing all of the meeting materials

•	actively and constructively participate in each meeting, and seek clarification from management and outside advisors when necessary to fully understand the issues

•	participate in continuing education programs, as appropriate

•	participate in the board, committee and director self-assessment process.
Meeting attendance
We expect each director to attend all board meetings, all meetings of committees he or she is a member of, and the annual meeting of shareholders. Directors can participate by teleconference if they are unable to attend a board or committee meeting in person.
See Meeting attendance on page 17 for the attendance record of each director and the total number of board and committee meetings held in 2010.
In camera sessions
The board and board committees meet in camera without management present at all meetings, including those held by teleconference.
Although the board has regular in camera sessions, no sessions are held for only the independent directors. Mr. Deranger is the only non-management, non-independent director. He is not independent because he is the president of a company that Cameco has a material contract with. Mr. Deranger understands that if any matters related to that contract are raised, he is to leave the meeting until the discussion is completed and not participate in any related votes. The board has determined that the independent directors can have open and candid discussions with Mr. Deranger in attendance.
Only independent directors attend the in camera sessions of the audit committee, human resources and compensation committee and nominating, corporate governance and risk committee as all the members of these committees are independent.
Director experience
Our board represents a cross-section of business and industry experience we believe is critical for effective oversight and to support our future growth. We developed a new skills matrix in 2009 to assess board composition and recruit new directors in the future. See page 18 for more information about the skills and experience we believe are critical for serving on our board.
When a director’s principal occupation or business association changes substantially from when he or she was first elected or appointed to our board, the director must approach the chair of the board immediately and offer to resign. The nominating, corporate governance and risk committee will consider the change in circumstance and recommend to the board whether to accept or reject the resignation.
Serving on other boards
Our directors do not serve on the boards of competitor firms, nor can they join organizations or groups that may have adverse interests, unless they have our board’s permission.
In 2006, we started limiting the number of boards our directors can serve on because of the increasing demands on directors of public companies. A director who is an active CEO can serve on the boards of up to three other public companies, including the company he or she is a CEO of. Other directors can serve on the boards of up to four other public companies.
2011 management proxy circular     29

A director can temporarily exceed the limit by one public company if he or she has declared an intention to resign from, or not stand for re-election to, at least one other board as of that company’s next annual general meeting. We expect directors to advise the chair of the board and chair of the nominating, corporate governance and risk committee if they are considering accepting a directorship with another public company.
The Director profiles starting on page 9 list other public company directorships of each nominated director.
Director education
We believe that director education is important for helping directors maintain skills, gain insights and increase their understanding of our operations, and issues affecting our business and governance practices. We offer an orientation program for new directors, and a continuing education program for all directors.
Orientation for new directors
Our orientation session helps familiarize new directors with the uranium and nuclear industries, Cameco and what we expect of our board and committee members. Directors meet senior management through their presentations and at informal social gatherings.
We also provide an educational manual that covers a wide range of topics including:
•	information on our corporate and organizational structure

•	background information on the company and the uranium and nuclear industries

•	recent regulatory filings

•	financial information

•	governance documents

•	important policies.
Continuing education
Our continuing education program has three components:
•	receiving management presentations at board and committee meetings

•	visiting facilities we operate, or other nuclear facilities

•	attending external conferences and seminars.
Management makes presentations to the board and committees:
•	when they are making key business decisions

•	during strategic planning meetings

•	on topical issues from time to time

•	in response to requests from directors.
Directors can also enhance their understanding of our operations and the nuclear industry through site visits to facilities we operate, or to other nuclear facilities.
We encourage directors to attend external conferences, seminars or courses at our expense. They can be on any subject that is related to their role on our board or board committees, or that is important for enhancing their knowledge of an industry relevant to us. Our corporate secretary notifies the directors of pertinent conferences, seminars and other educational opportunities to see if they are interested in attending them.
See Continuing education and development on page 19 for the list of sessions and site tours our directors attended in 2010.
The role of the board
The company articles require our board to have at least three directors and no more than 15. This year the board has decided that 13 directors are to be elected at our upcoming annual meeting.
Mandate and scope
The board has a formal mandate (see Appendix B) that lists its specific duties and responsibilities including, among others:
•	selecting, evaluating and, if necessary, terminating the CEO

•	assessing the integrity of the executive officers and ensuring there is a culture of integrity throughout Cameco

•	succession planning and monitoring the performance and compensation of senior management

•	adopting an annual strategic planning process that includes approving the strategic plans and monitoring our performance against those plans

•	approving policies and procedures for identifying our principal risks and overseeing the risk management systems to mitigate those risks

•	overseeing the integrity of our internal control and management information systems
30     cameco corporation

•	making decisions about material corporate matters, including those that require director approval by law or regulations.
The board also has five standing committees, and each committee has a mandate that lists the responsibilities and duties of both the committee and the chair. See Board committees on page 35 for more information.
Overseeing the CEO
The CEO is appointed by the board and is responsible for managing Cameco’s affairs. His key responsibilities involve articulating the vision for the company, focusing on creating value for shareholders, and developing and implementing a strategic plan that is consistent with the corporate vision.
Our annual objectives become the CEO’s mandate from year to year, and they include specific, quantifiable goals. The human resources and compensation committee reviews the CEO’s annual objectives and recommends them to the board for approval.
The CEO is accountable to the board and board committees, and the board conducts a formal review of his performance once a year. The board has established clear limits of authority for the CEO. These are described in our delegation of financial authority policy, which was updated by the board in 2009.
The policy states, among other things, that the board must approve a number of decisions, including any that involve:
•	operating expenditures that exceed the total operating budget by more than 10%

•	unbudgeted project expenditures over $10 million per transaction, or over $50 million in total per year

•	cost overruns on budgeted project expenditures that are more than $15 million per transaction, or over $50 million in total per year

•	any acquisition or disposition of assets over $10 million per transaction, or over $50 million in total per year.
The board adopted a position description for the CEO, which is reviewed from time to time. You can find a copy on our website (cameco.com/responsibility/governance/ceos_role/) or by writing to our corporate secretary.
Decision-making
The board strives to make all decisions in the best interests of Cameco.
It engages in lively debate on items of business and considers the interests of our shareholders, debt holders, customers, employees, communities where we operate, the environment, governments, regulators and the general public when making decisions.
Strategic planning
The board works with management to develop our strategic direction.
Our strategic planning process has four main elements:
•	developing a 10-year strategic plan

•	setting annual corporate objectives

•	establishing annual budgets and two-year financial plans

•	reviewing the strategic plan annually and revising it based on our progress.
Management is responsible for preparing information on these four areas and presenting it to the board for discussion and approval.
The board holds at least one special meeting a year devoted to strategic planning. Management and the board discuss the main risks facing our business, strategic issues, competitive developments and corporate opportunities.
While these special meetings focus on strategic planning, management also presents strategic isues to the board throughout the year based on the business climate and other developments. From time to time, the board also raises various issues and topics for discussion as part of the overall process.
Overseeing and managing risk
Management, the board and board committees have been devoting more time over the last several years to the way we identify, manage, report and mitigate risk.
Risk can take different forms, and a new formal risk management policy, to be implemented in 2011, will improve the way we identify and manage risks across the organization.
We identify risk using six different categories:
•	financial

•	human capital

•	infrastructure and security

•	operational

•	social, governance and compliance

•	strategic.
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The board works with management to ensure our enterprise risk management system is robust in managing and assessing risk, and generating comprehensive updates.
We use a broad based, systematic approach to identifying, assessing, reporting and managing the significant risks we face in our corporate office and operations. We follow defined principles to help us identify and mitigate uncertainties that can have a negative effect on our business activities and ability to achieve our corporate objectives or strategic plan. Employees “own” the risks as part of our risk management process, and they are responsible for developing and implementing the controls that are planned or already in place, and for any risk assessments and work that are under way to mitigate risk.
Our management committee meets quarterly to review our progress in managing the most significant risks and identifying any emerging risks. Management reports on our enterprise risk management system to the nominating, corporate governance and risk committee quarterly, and reports risks to the relevant committees quarterly and to the board once a year.
The table below shows how the board and its standing committees monitor risk across the organization:

Board of directors	Committee areas of responsibility

Overall responsibility for risk oversight at Cameco	Audit committee Monitors financial risks, like hedging

Human resources and compensation committee Oversees compensation risk, talent management risk and succession risk

Nominating, corporate governance and risk committee Oversees governance and ensures we have a robust risk management process in place

Reserves oversight committee Oversees the estimating of our mineral reserves

Safety, health and environment committee Reviews the policies and systems related to safety, health, environment and related operational risks
You can find more information about the board committees starting on page 35, and how we manage compensation risk starting on page 58.
In addition, we revised our securities trading and reporting policy to reinforce that directors, executives and other employees should only purchase our securities for investment purposes, and to prohibit them from hedging any equity-based compensation.
Internal controls
The board and board committees are responsible for monitoring the integrity of our internal controls and management information systems.
The audit committee is responsible for overseeing the internal controls, including controls over accounting and financial reporting systems. The chief internal auditor reports directly to the chair of the audit committee and provides quarterly reports to the committee, while the CFO makes quarterly presentations on our financial results and forecasts to the audit committee and board. You can find more information about the committee’s activities starting on page 35.
Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting to provide reasonable assurance that public reporting of our financial information is reliable and accurate, our transactions are appropriately accounted for and the company’s assets are adequately safeguarded. Management evaluated the effectiveness of our system of internal control over financial reporting and concluded that the system was effective in providing reasonable assurance as at December 31, 2010.
Succession planning
The board is actively involved in succession planning to ensure we have an orderly succession of senior management and a plan for developing strong leadership, nurturing talent and retaining key people for our long-term success.
We also have a leadership development program to build leadership competencies throughout Cameco and to prepare certain senior level employees to take on executive positions in the future.
The human resources and compensation committee reviews the succession plan for our entire executive team twice a year, while the audit committee is responsible for reviewing the succession plan for the CFO and controller and making recommendations to the human resources and compensation committee.
32     cameco corporation

The board reviews the succession plan annually, and approves any changes to senior management. See Human resources and compensation committee on page 38 for more information.
Assessing the board and director performance
The nominating, corporate governance and risk committee uses a formal process to assess the performance and effectiveness of the board, the committees and the individual directors every year.
The committee alternates between a shorter survey one year, and a comprehensive set of surveys the following year. It uses the survey results to assess the board overall and the composition of the committees and effectiveness of their meetings, and to make the most of a director’s expertise and identify gaps in skills and experience.

Year 1		Year 2
Comprehensive set of surveys		Shorter survey

Board survey • completed by all directors	• nominating, corporate governance and risk committee analyses results and prepares a summary report for the board • corporate secretary tracks the resulting action items	Board and committee survey • completed by all directors
•    about the board, committees, board chair, committee chairs and CEO

•    chair of nominating, corporate governance and risk committee reviews the results and presents them to the committee

•    also prepares a summary report for the board

•    corporate secretary tracks the resulting action items

Director self-evaluation • completed by all directors	• chair of the nominating, corporate governance and risk committee analyses results and discusses them with individual directors during their personal interviews	Director self-evaluation • completed by all directors	• chair of the nominating, corporate governance and risk committee analyses results and discusses them with individual directors during their personal interviews

Board chair evaluation • completed by all directors	• chair of the nominating, corporate governance and risk committee reviews the results and presents the results to the board chair • also prepares a summary report for the committee and the board	Board chair evaluation • completed by all directors	• chair of the nominating, corporate governance and risk committee reviews the results and presents the results to the board chair • also prepares a summary report for the committee and the board

Committee surveys • completed by members of each committee	• each committee chair analyses the results and prepares a summary report for the committee and reports to the board • corporate secretary tracks the resulting action items	Audit committee survey • completed by members of the audit committee	• chair of the audit committee analyses the results and prepares a summary report for the committee and reports to the board • corporate secretary tracks the resulting action items

Surveys of committee chairs • completed by members of each committee	• board chair reviews the results and discusses the issues raised with each committee chair	Survey of the audit committee chair • completed by members of the audit committee	• board chair reviews the results and discusses the issues raised with the audit committee chair

Each director completes a survey of his or her own skills, performance and relevant experience. The committee chair also conducts annual one-on-one interviews so directors can have a candid discussion about their own performance, any matters relating to the performance of their peers, or other aspects of the functioning of the board.
The nominating, corporate governance and risk committee reviews the interview and survey results, and decides whether to recommend any changes to the composition of the board or committees, structure or processes or other changes to enhance board performance, and submits them to the board for approval.
The board completed the shorter survey in 2010. The results showed that the board and committees are performing very well overall. The nominating, corporate governance and risk committee will review the board chair succession plan in 2011.
The audit committee also completed a separate self-assessment survey in 2010, and the results confirmed that the committee and the committee chair are performing very well.
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Director tenure
The board does not believe in limiting the time a director can serve. While term limits can help ensure the board gains a fresh perspective, imposing this restriction means the board would lose the increasing contributions of longer serving directors who have developed a deeper knowledge and understanding of the company over time.
The board has adopted a policy requiring directors to retire when they reach 72 years of age to encourage board renewal. It can, however, extend the retirement age for an individual director, and reviews any exceptions once a year. As George Ivany turned 72 in 2010, he is retiring as of the 2011 annual meeting of shareholders.
When Mr. Grandey, our CEO, retires at the end of June 2011, he will also resign from the board.
Recruiting new directors
The nominating, corporate governance and risk committee identifies potential director candidates based on their skills, experience, character, integrity, judgment, record of achievement, diversity and any other qualities or qualifications that would enhance the board’s decision-making process and overall oversight of Cameco’s business and affairs.
This is an ongoing process based on the development of the board and its overall mix of skills and experience, and Cameco’s business needs. The committee examines the list of candidates when it is filling a vacancy on the board, and can also engage an external search firm to supplement the process as it did in 2010 (see About the nominated directors starting on page 8 for more information).
34     cameco corporation

Board committees
The board carries out its responsibilities directly and through its committees, which make recommendations to the board for approval.
The board has five standing committees:
•	audit

•	human resources and compensation

•	nominating, corporate governance and risk

•	reserves oversight

•	safety, health and environment.
The audit, human resources and compensation, and nominating, corporate governance and risk committees are independent. This means each committee member is independent according to the board’s independence criteria and the terms of the Canadian Securities Administrators’ Multilateral Instrument 52-110 — Audit committees and National Policy 58-201 — Corporate Governance Guidelines and the NYSE corporate governance standards.
The nominating, corporate governance and risk committee recommends the composition of each committee and chair, while the board makes the final decisions.
Each committee has a mandate that lists the responsibilities and duties of both the committee and the chair. Each committee chair is responsible for determining the meeting agenda, how often the committee will meet, the conduct of each meeting, and chairing the meetings of their respective committees. The committees set aside time at each meeting to meet without management present.
The committee mandates are available on our website (cameco.com/responsibility/governance/board_committees/), or you can request copies from our corporate secretary.
The committee reports, which start on the next page, include the names of the chair and committee members and the committees’ activities in 2010. The membership of each committee may change once the new board is elected at the annual meeting. The board chair is a regular member of the reserves oversight committee and an ex-officio member of the other four committees.
Access to management and outside advisors
The board and board committees can invite any member of management, outside advisor or other person to attend any of their meetings.
Committees can engage outside advisors to assist in carrying out their duties, as authorized by their mandates. Individual directors can also engage outside advisors, as long as it is approved beforehand by the nominating, corporate governance and risk committee.
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Audit committee
The audit committee has five members:
•	John Clappison (chair, financial expert)

•	Nancy Hopkins

•	Oyvind Hushovd

•	George Ivany

•	Neil McMillan
Members of our audit committee must be independent and financially literate to meet regulatory requirements in Canada and the US, and the NYSE corporate governance standards. Mr. Clappison is the audit committee’s financial expert because he has accounting or related financial expertise, and meets the necessary requirements.
According to the committee mandate and the NYSE corporate governance standards, members of the audit committee must receive the board’s approval if they sit on the audit committees of more than three public companies. In 2010, the board approved Mr. Clappison serving on the audit committees of five public companies, including Cameco as Mr. Clappison advised he would no longer be a member of one of the boards prior to our annual meeting, in accordance with our governance guidelines. The board believes it benefits from the experience and knowledge Mr. Clappison gains by being on the audit committees of other public companies, especially during our transition to International Financial Reporting Standards (IFRS). Mr. Clappison has since resigned from one of the boards and currently serves on four audit committees.
The committee is responsible for assisting the board in overseeing:
•	the quality and integrity of our financial reporting

•	the quality and integrity and performance of our internal control systems for finance and accounting, our internal audit function and our disclosure controls

•	the annual audit plan, fees, quality, performance and independence of our external auditors

•	our compliance with certain laws and regulations, our code of conduct and ethics and our international business conduct policy.
Financial reporting
The committee is responsible for reviewing the following items and recommending them to the board for approval:
•	annual audited financial statements and MD&A

•	quarterly financial statements and MD&A

•	accounting and financial reporting process.
It also reviews quarterly press releases.
Internal control systems
The committee receives reports every year on:
•	our disclosure controls and procedures

•	our internal controls over financial reporting

•	the process for the CEO and CFO to certify that our quarterly and annual securities filings are accurate.
It oversees the internal audit function and the chief internal auditor reports directly to the chair of the audit committee.
External auditors
KPMG are our current auditors. From time to time, KPMG and or its affiliates also provide us and our subsidiaries or joint ventures with other professional services. See About the auditors starting on page 21 for more information.
The committee is responsible for reviewing and approving KPMG’s performance, fees, qualifications, independence and audit of our financial statements.
Approving services
The committee must pre-approve all services the external auditors will provide to make sure they remain independent. Any service that is not generally pre-approved must be approved by the audit committee before the work is carried out, or by the committee chair or board chair as long as the approved service is reported to the full audit committee at its next meeting.
36     cameco corporation

Compliance
The audit committee is responsible for:
•	overseeing compliance with the laws and regulations that apply to us (other than environment and safety compliance, which are the responsibility of the safety, health and environment committee, and human resources and compensation compliance, which are the responsibility of the human resources and compensation committee)

•	monitoring employees’ compliance with the code of conduct and ethics and the international business conduct policy

•	overseeing certain financial risks as delegated by the board.
It also makes recommendations to the board on the above matters, and is responsible for reviewing the succession plan for the CFO and controller and making any related recommendations to the human resources and compensation committee.
2010 highlights
The committee carried out the following activities as part of its 2010 work plan:
•	reviewed and approved interim financial statements and MD&A, and annual audited financial statements and the annual MD&A

•	carried out an assessment of the internal auditor, and reviewed and confirmed the internal audit department’s mandate, approved the 2010 audit plan and received an update on the five-year audit plan

•	carried out an assessment of the external auditors and their independence, and reviewed and approved their audit plan and audit fees

•	reviewed year-end audit issues

•	received reports on compliance with SOx and ongoing compliance activities

•	reviewed disclosure controls and procedures and management’s assessment of internal controls

•	reviewed related party transactions and political and charitable donations

•	reviewed the CEO’s expenses

•	received updates on the implementation of IFRS and made certain accounting policy decisions regarding the adoption of the new reporting standards

•	reviewed the committee’s mandate and the committee’s self-assessment

•	recommended the appointment of the external auditor

•	received and considered an external report on the strategic review of the function of our internal audit group.
The audit committee met five times in 2010. It met in camera without management present at every meeting, and also separately with the internal auditor and external auditors at every meeting.
2011 management proxy circular     37

Human resources and compensation committee
The human resources and compensation committee has five members:
•	James Curtiss (chair)
•	John Clappison
•	Oyvind Hushovd
•	George Ivany
•	Anne McLellan
None of the members is currently a CEO of a publicly-listed company.
The committee is responsible for assisting the board in overseeing:
•	human resource policies

•	executive compensation

•	succession planning

•	our pension plans

•	director compensation.
Executive compensation
The committee is responsible for:
•	consulting with management to develop our general philosophy on compensation

•	reviewing and recommending to the board for approval all compensation policies and programs for our executives (vice-presidents and above) including:
•	the corporate goals and objectives relating to the compensation for the CEO, president and senior vice-presidents

•	evaluating the CEO’s performance against those goals and objectives

•	the CEO’s compensation based on the committee’s evaluation

•	the compensation for our president and senior vice-presidents based on the CEO’s evaluations

•	employment contracts with executive officers
•	overseeing the development and implementation of compensation programs, including establishing any incentive and equity-based compensation plans.
The committee believes in the fundamental importance of aligning the interests of executives and shareholders and paying for performance. It is also responsible for reviewing all executive and director compensation disclosure before we publicly disclose it. Our Compensation discussion and analysis explains our philosophy and objectives, policies and guidelines, the different components that make up our executive compensation program, what we base executive compensation on and how we evaluate performance and approve compensation. This report was prepared by management and reviewed and approved by the human resources and compensation committee.
The committee retained Hugessen Consulting Inc. (Hugessen) as its primary independent compensation consultant throughout 2010. Hugessen did not perform any services for management in 2010.
See Executive compensation — Compensation discussion and analysis starting on page 52 for a detailed discussion of our compensation programs and information about our compensation risk assessment.
Share ownership
The committee is also responsible for reviewing our share ownership guidelines for directors and executives to ensure they continue to meet our needs and evolving governance practices. This includes reviewing the levels of ownership, valuing our shares, considering PSUs for meeting the ownership requirements and reviewing the period to meet the guidelines. The committee recommended a number of changes to the guidelines — they were approved by the board and are explained in more detail on pages 46 and 61.
Succession planning
Succession planning is critical to any organization. The committee is actively involved in succession planning to ensure we have an orderly succession of senior management, and a plan for developing strong leadership, nurturing talent and retaining key people for our long-term success.
The committee is responsible for:
•	reviewing our executive talent pool and the succession plan twice a year. The audit committee is also responsible for reviewing the succession plan for the CFO and controller and making related recommendations to the human resources and compensation committee.
•	ensuring the succession plan is presented to the board each year.
The committee ensures there are opportunities for directors to get to know employees who have been identified as potential executives. They make presentations to the board and committees and are invited to company functions where they can interact with directors more informally.

38     cameco corporation

In 2010, the committee recommended to the board some important changes to position our leadership team for the long term. These recommendations were subsequently approved by the board:
•	Gerald W. Grandey’s title was changed from president and CEO, to CEO
•	Timothy S. Gitzel was appointed president, after joining Cameco in 2007 as senior vice-president and chief operating officer
•	Robert A. Steane, who has been with Cameco or a predecessor company since 1983, was appointed senior vice-president and chief operating officer
•	Kenneth A. Seitz, who has been with Cameco since 2004, was promoted to senior vice-president, marketing and business development, replacing George Assie, who retired on December 31.
Confident in the strength and ability of the new leadership team to continue Cameco’s growth, Mr. Grandey announced on February 22, 2011 his plans to retire as CEO and as a member of our board of directors at the end of June 2011. On February 22, on the committee’s recommendation, the board appointed Mr. Gitzel to be our next CEO, as of July 1, 2011.
Pension plan governance
While the board has overall responsibility and accountability for our pension plans (defined contribution plans, a defined benefit plan, and a supplemental executive pension plan), it has delegated certain responsibilities to the human resources and compensation committee and management’s pension investment committee.
The human resources and compensation committee is responsible for overseeing management’s supervision of our pension plans as well as:
•	making recommendations to the board on plan design and policy after receiving advice from management

•	providing a high level review of the performance of the investment options

•	making recommendations on the investment managers when necessary, after receiving advice from management

•	receiving reports from management’s pension investment committee and the finance, human resources and legal departments from time to time on these matters.
It receives reports from management’s pension investment committee at least twice a year and ensures a pension plan report is submitted to the board at least once a year for review.
The pension investment committee is mainly responsible for selecting and monitoring the performance of the investment managers, monitoring the performance of the investment options under the plan and providing guidance to management on administrative matters. The committee consists of the CFO, senior vice-president, corporate services, senior vice-president, governance, law and corporate secretary, vice-president, human resources, the vice-president and treasurer, the vice-president, controller and the assistant treasurer.
Director compensation
The human resources and compensation committee is also responsible for reviewing the compensation of our directors and recommending it to the board for approval. It conducts a thorough review of director compensation every two to three years to make sure our program continues to meet our objectives and remains competitive. The committee conducted a review in 2009 with assistance from Hugessen and, based on the findings, agreed not to recommend any changes to the level or mix of compensation, but to conduct a further review in 2010. It carried out that review in 2010 and recommended changes to the board for approval. See Assessing the program on page 48 for information about the changes approved in 2010.
The committee also recommended the board approve a change to the directors’ share ownership guidelines to allow our shares and deferred share units to be valued at the purchase/issue price or market value, whichever is greater, to determine whether the directors meet the share ownership guidelines.
See Compensation discussion and analysis starting on page 46 for more information about our director compensation practices.
2010 highlights
The committee carried out the following activities as part of its 2010 work plan:
•	reviewed the executive compensation market data and the comparator group to ensure that our compensation levels remain competitive
•	retained an independent compensation consultant and approved its fees
•	reviewed the corporate results
•	reviewed the corporate and individual objectives of the CEO, president and senior vice-presidents
•	reviewed the CEO’s performance
•	reviewed the CEO’s annual performance assessments of the president and senior vice-presidents
•	reviewed and recommended changes to base salary and the short and long-term incentive plan awards for the CEO, president and senior vice-presidents
•	assessed compensation risk
•	reviewed and recommended payouts of the PSUs granted in 2007

2011 management proxy circular     39

•	reviewed the compensation discussion and analysis in the management proxy circular
•	reviewed the succession plan for the executive team, including the vice-presidents, and consulted with the audit committee about the succession plan for the CFO and senior finance employees
•	recommended the appointments of the president, the senior vice-president and chief operating officer and the senior vice-president, marketing and business development
•	received semi-annual reporting on the pension plan
•	recommended the board approve a change to the stock option plan
•	reviewed governance issues relating to executive compensation
•	reviewed the committee’s mandate and report on its self-assessment
•	reviewed director compensation
•	reviewed the director and executive share ownership guidelines and recommended changes to the board
•	reviewed the 2011 corporate goals and objectives and the CEO’s objectives
•	had preliminary discussions on 2011 compensation.
The committee met eight times in 2010. It met in camera without management present at every meeting.

40     cameco corporation

Nominating, corporate governance and risk committee
The nominating, corporate governance and risk committee has five members:
•	Nancy Hopkins (chair)
•	Joe Colvin
•	James Curtiss
•	James Gowans
•	Anne McLellan
It is responsible for assisting the board in overseeing:
•	our approach to corporate governance, including establishing corporate governance principles and a code of conduct and ethics
•	identifying and recommending qualified individuals as potential members of our board and board committees
•	risk management.
Corporate governance principles
The committee is responsible for:
•	assessing the size and composition of the board

•	assessing the number of board committees and their composition and mandates

•	evaluating our approach to corporate governance

•	recommending the board adopt a code of conduct and ethics for the organization

•	overseeing directors’ compliance with our code of conduct and ethics.
The committee is responsible for defining our approach to corporate governance issues (including reviewing our corporate governance guidelines once a year and recommending any appropriate changes to the board), and managing the board’s relationship with management.
As a publicly listed company on the TSX and NYSE, we must meet various corporate governance guidelines and requirements in Canada and the US. The board has adopted guidelines for meeting these responsibilities and ensuring that our corporate governance practices comply with the governance rules and legislation in Canada and those that apply to foreign private issuers in the US.
Board evaluation
The committee assesses the overall effectiveness of the board and its committees by:
•	developing and implementing an evaluation process
•	maintaining a skills matrix for the board and identifying additional skills we should recruit when we are making changes to the board
•	maintaining a succession plan for the board that meets our corporate needs and the interests of shareholders.
Evaluating performance
See page 33 for a description of the committee’s evaluation process for assessing the effectiveness of the board, its chair, board committees, committee chairs and individual directors.
Evaluating the composition of the board
The committee is responsible for establishing the competencies and skills necessary for the board overall, and for any new candidates being considered for nomination to the board.
As part of this process, we have developed a skills matrix for the board, identifying 11 areas that are important to our business and the directors who have expert knowledge, strong working knowledge or basic knowledge in these key areas. The committee uses the information to identify any possible gaps in the skills of the board. We updated the skills matrix in 2009 to reflect our growing needs as we embark on our growth plans and at that time canvassed the board and senior management on different elements of diversity desired for the board.
The committee assesses the size of the board and its composition once a year to determine whether we have all of the necessary elements in place for effective decision-making.
The committee identifies potential candidates based on their skills, experience, character, integrity, judgment, record of achievement, diversity and any other qualities or qualifications that would enhance the board’s decision-making process and overall management of Cameco’s business and affairs. A candidate must disclose any potential conflicts of interest before he or she can be nominated to the board.
See About our board starting on page 28 for more information.

2011 management proxy circular     41

Risk management
The committee is also responsible for overseeing Cameco’s risk management process, which includes:
•	overseeing our program and procedures to identify significant risks and the systems to mitigate risk
•	receiving regular reports from management on our significant risks or exposures, and the steps taken to monitor and manage these risks
•	recommending risk management policies to the board as appropriate
•	reviewing management’s reports on our insurance program and the directors’ and officers’ liability insurance and indemnity agreements.
The other committees also have risk management responsibilities:
•	the audit committee monitors certain financial risks
•	the safety, health and environment committee reviews the policies and systems related to safety, health and environmental risk
•	the reserves oversight committee oversees the estimating of our mineral reserves

•	the human resources and compensation committee assesses compensation risk.
2010 highlights
The committee carried out the following activities as part of its 2010 work plan:
•	received quarterly enterprise risk management reports
•	reviewed procedures for identifying board candidates and conducted a search for a new director
•	reviewed the board composition and directors’ independence and conflicts
•	reviewed the composition of the board committees and proposed new members
•	reviewed and updated our corporate governance practices, reviewed third-party governance rankings and comments, and monitored corporate governance developments
•	reviewed the results of the board and this committee’s assessments
•	reviewed the governance disclosure in our management proxy circular
•	received management’s report on our insurance coverage
•	received reports on proxy voting recommendations and voting results
•	received reports on governance trends
•	reviewed the board’s mandate and the mandate for this committee
The committee met five times in 2010. It met in camera without management present at every meeting.

42     cameco corporation

Reserves oversight committee
The reserves oversight committee is made up of five members:
•	Neil McMillan (chair)
•	Donald Deranger
•	James Gowans
•	Oyvind Hushovd
•	Victor Zaleschuk
It is responsible for assisting the board in overseeing:
•	management’s estimating of our mineral reserves and resources

•	the review of our mineral reserves and resources before they are disclosed to the public
Estimating our mineral reserves and resources
The committee is responsible for:
•	confirming the appointment of our designated qualified persons for estimating our mineral reserves and resources
•	reviewing management’s annual reserve and resource report and annual reconciliation of reserves to mine production
•	receiving management reports on our internal controls and procedures for estimating our mineral reserves and resources
•	keeping abreast of industry standards and regulations on estimating and publishing mineral reserve and resource information and any related issues and developments through reports from management.
Disclosing our mineral reserves and resources
Before we disclose our mineral reserves and resources, the committee:
•	receives a report on the reserve and resource estimates by the qualified persons from the leading qualified person
•	ensures the qualified persons have not been restricted or unduly influenced in any way
•	has the leading qualified person and the chief operating officer (COO) confirm that:
•	the information is reliable
•	mineral reserves and resources have been estimated and will be published according to the securities laws and regulations that apply
•	disclosure controls and procedures for disclosing mineral reserve and resource estimates comply with industry standards.
2010 highlights
The committee carried out the following activities as part of its 2010 work plan:
•	reviewed and recommended to the board the year-end annual estimation of reserves and resources
•	received a report on our internal controls and procedures related to reserves reporting and report on disclosure controls and procedures
•	confirmed the appointments of the qualified persons
•	reported annual reserves to the audit committee
•	reviewed the results of the committee’s self-assessment
•	received education sessions on the geology of uranium deposits and National Instrument 43-101 — Standards of Disclosure for Mineral Projects
The committee met three times in 2010. It met in camera without management present and separately with the leading qualified person at two of their meetings.

2011 management proxy circular     43

Safety, health and environment committee
The safety, health and environment committee is made up of five members:
•	Joe Colvin (chair)
•	Donald Deranger
•	James Gowans
•	George Ivany
•	Anne McLellan
It is responsible for assisting the board in overseeing safety, health and environmental matters by:
•	assessing our policies and management systems for these areas and making any appropriate recommendations to the board
•	monitoring our safety, health and environmental performance.
Assessing policies and management systems
The committee is responsible for overseeing management in the following areas:
•	reviewing our safety, health and environmental policies
•	overseeing the implementation of related systems to make sure we comply with the policies and all safety, health and environmental legislation

•	bringing any material issues of non-compliance to the attention of the board in a timely fashion
•	monitoring the effectiveness of our policies, systems and monitoring processes to protect the safety and health of our employees, contractors, visitors and the general public and manage any environmental impacts
•	reviewing the benchmarking results of our policies, systems and monitoring processes against best practices in the industry

•	reporting any related recommendations to the board.
Monitoring our performance
The committee is responsible for overseeing management in the following areas:
•	keeping abreast of significant safety, health and environmental issues (and monitoring any trends and significant events) through reports from management
•	monitoring our corporate performance in safety, health and the environment and receiving regular updates from management
•	reviewing the findings of our health, safety and environmental audits, action plans and results of investigations into significant events
•	reviewing our sustainable development report
•	receiving regular compliance updates from management
•	reviewing the annual budget for our safety, health and environmental operations to ensure there is sufficient funding for compliance.
2010 highlights
The committee carried out the following activities as part of its 2010 work plan:
•	received reports on injuries and environmental incidents
•	received quarterly reports on our environmental leadership initiative (including waste, air emissions, greenhouse gas emissions and water usage)
•	received reports on the safety, health and environmental audits
•	reviewed the annual safety, health, environment and quality (SHEQ) report
•	determined the impact of SHEQ objectives on executive compensation
•	received reports on regulatory and legislative reform initiatives
•	reviewed the management system report and management compliance report
•	held one of its regular meetings in Port Hope, toured Cameco Fuel Manufacturing’s Port Hope facilities and the Port Hope Conversion Facility and had lunch with the employees
•	received a presentation on Cigar Lake matters and toured the Cigar Lake site
•	met with the general managers in our fuel services division and received reports on the implementation of the SHEQ management system and environmental performance improvement initiatives
•	reviewed the sustainable development report
•	reviewed the SHEQ, sustainable development and legal regulatory 2011 objectives and budgets
•	reviewed the committee’s self-assessment
The committee met five times in 2010. It met in camera without management present at every meeting.

44     cameco corporation

Compensating our directors and executives
We compensate our directors and executives in a way that is fair, competitive and linked to performance.
This section is a report by the board of directors on the recommendation of the human resources and compensation committee. It gives you insight into our compensation process and discusses the different components of our program. We have provided additional information than what is required by regulators, to give you a more complete understanding of our decisions.

Director compensation	46

• Compensation discussion and analysis	46
- Philosophy and objectives	46
- Share ownership requirements	46
- Fees and retainers	47
- Assessing the program	48

• 2010 results	49
- Summary compensation table	49
- Incentive plan awards	51
- Loans to directors	51

Executive compensation	52

• Compensation discussion and analysis	52
- Executive summary	52
- Our compensation framework	58
- Annual decision-making process	62
- Measuring performance	63
- Compensation components	65
- How our executive compensation aligns with share performance	80

• 2010 results	81
- Summary compensation table	81
- Incentive plan awards	84
- Securities authorized for issue under equity compensation plans	85
- Retirement plan benefits	86
- Loans to executives	88

• Developments in 2011	89

2011 management proxy circular     45

Director compensation
Compensation discussion and analysis
Four elements make up our director compensation framework:
•	Philosophy and objectives

•	Share ownership requirements

•	Fees and retainers

•	Assessing the program.
1 Philosophy and objectives
Our philosophy and objectives for director compensation revolve around three key areas:
•	recruiting and retaining qualified individuals to serve as members of our board of directors and contribute to our overall success
•	aligning the interests of the board members with those of our shareholders by requiring directors to hold a multiple of their annual retainer in shares or share equivalents, and receive at least 60% of their annual retainer in deferred share units (DSUs) until they meet the share ownership guidelines
•	offering competitive compensation by positioning director compensation at the median of director compensation paid by companies that are comparable in size and in a similar business.
2 Share ownership requirements
We introduced share ownership guidelines for our directors in 2003 to more closely align their interests with those of our shareholders.
Directors must hold three times their annual retainer in Cameco shares or DSUs. If a director joined the board before July 1, 2010, he or she has seven years from the date they joined to meet the minimum requirement, while any director joining the board after this date has five years to meet the guidelines.
As of December 31, 2010, all of the nominated directors are in compliance with the guidelines. They either hold the minimum requirement, or have additional time to acquire the necessary holdings. Only Mr. Camus and Mr. Gitzel (who have been nominated for the first time this year) and Mr. Deranger and Mr. Gowans (who joined the board in 2009) must continue to acquire DSUs or Cameco shares, and they have until 2016 to meet the target.
If a director does not meet the target by the required date, or does not maintain the minimum required, the human resources and compensation committee will review the situation and recommend a course of action to the board. The board has the discretion to decide what action, if any, should be taken.
As of December 31, 2010, directors held $14,277,322 worth of DSUs based on the year-end closing price on the TSX of $40.30 per common share.

About DSUs
A deferred share unit (DSU) is a notional share that has the same value as one Cameco common share. DSUs earn dividend equivalents, at the same rate as dividends paid on our common shares.
DSUs are paid out to directors in cash when they retire from the board. A retiring director can defer the payment and decide to receive all or a portion of the cash payout the following year.

46     cameco corporation

3 Fees and retainers
Our director compensation includes:
•	an annual retainer (higher retainer for the non-executive chair of the board)

•	an annual fee for serving as a committee chair or committee member

•	an attendance fee for each set of board and committee meetings they attend

•	a travel fee to cover the necessary travel time to attend board and committee meetings.
Directors who are employees of Cameco or any of our affiliates (such as Mr. Grandey, our CEO) do not receive any compensation for serving as a director.
The retainer for the non-executive chair became a flat fee as of July 1, 2010, so Mr. Zaleschuk no longer receives any committee retainers, or attendance fees for the board or committee meetings he attends.
We pay for any reasonable travel and other out-of-pocket expenses relating to their duties as directors.
The table below shows our director fee schedule, which went into effect on July 1, 2010. All amounts are shown in Canadian dollars, unless otherwise indicated.

Annual retainer	($)

Non-executive chair of the board	340,000
Other directors	140,000
Committee members (per committee)	5,000
Committee chairs
Audit committee and Human resources and compensation committee	20,000
Other committees	11,000

Attendance fees (per meeting)

Board meetings	1,500
Audit committee meetings	2,000
Other committee meetings	1,500

Travel fees (per trip)

Greater than 1,000 km within Canada	1,700
From the US	1,700	(US)
From outside North America	2,700	(US)

We pay the annual retainers to directors 60% in DSUs and the balance in cash. Directors have the option of receiving the balance and any additional fees in DSUs, as along as it is in increments of 25%. They must make this decision before the beginning of the fiscal year.
As of 2010, any director who has met the share ownership target can decide before the beginning of each fiscal year whether to receive all of their retainer and fees in cash, or a portion (0%, 25%, 50% or 75%) in cash and the balance in DSUs. They must make this decision before the beginning of the fiscal year. Previously, directors had to receive at least 60% of their annual retainer in DSUs.
We revised this policy because we have several long-standing directors with holdings of DSUs or Cameco shares that exceed the minimum requirement. Those directors who elect to receive all of their compensation in cash continue to increase their share ownership through dividend equivalents that are paid in DSUs.

2011 management proxy circular     47

4 Assessing the program
The human resources and compensation committee reviews director compensation every few years and makes recommendations to the board.
The committee conducted a review in 2009. Working with its independent consultant, Hugessen Consulting Inc. (Hugessen), the committee assessed director compensation against:
•	the compensation peer group of 21 companies we use to assess executive compensation

•	broader market trends using five different third party sources

•	research with various Canadian institutional shareholders.
The review indicated that our director compensation was at approximately the median, while the compensation for the non-executive board chair was below the median.
Both the committee and Hugessen recommended that the board not make any changes to the compensation program in 2009 and that a further review be carried out in 2010.
Hugessen conducted a further review in 2010, examining our compensation peer group and the broader market using the most current market data available. The committee reviewed this report and then made the following recommendations to the board for approval, to maintain the directors’ compensation approximately at the median of our compensation peer group:
Fees and retainers
•	changing the annual retainer for the non-executive chair of the board to a flat fee of $340,000, which now covers his retainer and all meeting fees
•	increasing the annual retainer for directors from $120,000 to $140,000
•	increasing the retainer for the chairs of the audit committee and human resources and compensation committee from $15,000 to $20,000, and from $10,000 to $11,000 for the other committee chairs
•	increasing the retainer for committee members $3,500 to $5,000
•	increasing the travel fees per trip by from $1,500/$1,500(US)/$2,500(US) to $1,700/$1,700(US)/$2,700(US)
Share ownership guidelines
•	increasing the period for meeting the guidelines from five to seven years if a director joined the board before July 1, 2010, while any director joining after this date has five years to meet the guidelines
These changes were approved by the board and went into effect on July 1, 2010.
In December 2010, the board approved a further change to the directors’ share ownership guidelines on the recommendation of the human resources and compensation committee. While directors must maintain their level of share ownership once they meet the guidelines, we value their shareholdings and DSUs on an ongoing basis using the closing price of our shares on the TSX or the book value, whichever is higher.
See pages 46 and 47 for more information about the share ownership guidelines and the new director fee schedule.

48     cameco corporation

2010 results
Mr. Dembroski and Mr. Peterson resigned from our board at the 2010 annual meeting and did not stand for re-election because they were over 72, our retirement age for directors.
Mr. Colvin, Mr. Curtiss and Mr. Hushovd received their compensation in US dollars because they are non-residents of Canada. The amounts relating to their compensation were converted from US dollars to Canadian dollars at the following exchange rates:

	March 31, 2010		June 30, 2010		September 30, 2010		December 23, 2010

$1 (US)	$1.0195	(Cdn)	$1.0553	(Cdn)	$1.0340	(Cdn)	$1.0089	(Cdn)

Summary compensation table
The table below shows what we paid to each non-executive director in 2010.

	Retainer			Attendance fees
								% of total
								retainer and
		Committee	Committee		Committee			fees paid in
	Board	member	chair	Board	meetings	Travel fee	Total paid	DSUs
Name	($)	($)	($)	($)	($)	($)	($)	(%)

John Clappison	130,000	4,250	17,500	18,000	17,500	11,100	198,350	70
Joe Colvin	133,746	4,369	10,805	15,444	13,867	8,300	186,530	0
James Curtiss	133,746	4,369	17,995	18,578	16,909	11,641	203,237	0
George Dembroski	48,462	4,240	0	9,000	11,500	4,500	77,702	100
Donald Deranger	130,000	8,500	0	16,500	12,000	3,400	170,400	59
James Gowans	130,000	12,750	0	16,500	19,500	8,100	186,850	42
Nancy Hopkins	130,000	4,250	10,500	16,500	15,500	3,200	179,950	25
Oyvind Hushovd	133,746	13,107	0	16,995	24,066	16,219	204,132	50
George Ivany	130,000	12,750	0	16,500	26,500	11,300	197,050	0
Anne McLellan	130,000	12,750	0	16,500	22,500	3,400	185,150	42
Neil McMillan	130,000	4,250	10,500	13,500	9,000	1,500	168,750	46
Robert Peterson	48,462	4,240	0	9,000	11,500	0	73,202	0
Victor Zaleschuk	295,000	4,250	0	12,000	18,500	6,400	336,150	53

Total	1,703,162	94,075	67,300	195,017	218,842	89,060	2,367,453	37.5

Notes:
Mr. Grandey does not receive any compensation as a director, as he is our CEO. See the Summary compensation table on page 81 for his compensation.
Mr. Zaleschuk is the non-executive chair of the board, and his board retainer reflects the fees paid to him in this capacity.

2011 management proxy circular     49

Director compensation table
The next table shows what each non-executive director earned in 2010, in cash and DSUs. It includes the information for two mandatory tables: Director compensation and Incentive plan awards — Value vested or earned during the year.
Directors received a portion of their retainer and fees in cash, and a portion in DSUs:
•	Fees earned is the amount directors received in cash

•	Share-based awards is the amount that directors received in DSUs in 2010, valued as of the grant date.

It includes all of the DSUs that vested as of the grant date, including DSUs granted as dividend equivalents in 2010. Since these totals include the dividend equivalents, they are higher than the total fees paid disclosed on the previous page.

	Fees earned	Share-based awards	Total
Name	($)	($)	($)

John Clappison	60,175	141,820	201,995
Joe Colvin	186,530	31,411	217,941
James Curtiss	203,237	35,503	238,740
George Dembroski	0	84,038	84,038
Donald Deranger	69,300	102,319	171,619
James Gowans	108,850	79,648	188,498
Nancy Hopkins	134,962	50,411	185,373
Oyvind Hushovd	102,066	111,415	213,481
George Ivany	197,050	9,907	206,957
Anne McLellan	107,150	83,561	190,711
Neil McMillan	90,750	85,622	176,372
Robert Peterson	73,202	2,899	76,101
Victor Zaleschuk	159,150	194,709	353,859

Total	1,492,422	1,013,263	2,505,685

50     cameco corporation

Incentive plan awards
We stopped granting options to directors on October 28, 2003.
The table below lists the non-executive directors who had unexercised option awards as at December 31, 2010. All of the directors’ options have vested except Mr. Dembroski’s reload options (3,300 vested in March 2011). We stopped awarding reload options in 1999. Mr. Curtiss and Mr. Dembroski exercised their reload options to acquire additional options with a 10-year term. They are exercisable at the closing market price of Cameco shares on the day before they are exercised.
See Director profiles starting on page 9 for the amount of equity at risk of each director.

	Option-based awards
		Number of securities
	Grant	underlying	Option	Option expiry	Value of unexercised
	date	unexercised options	exercise price	date	in-the-money options
Name	(mm/dd/yyyy)	(#)	($)	(mm/dd/yyyy)	($)

James Curtiss	03/10/2003	12,000	5.88	03/09/2011	413,040
	09/21/2004	3,300	15.79	09/20/2014	80,876
Total		15,300			493,916

George Dembroski	03/10/2003	18,000	5.88	03/09/2011	619,560
	03/01/2007	3,300	43.25	02/28/2017	(9,735)
	03/03/2008	3,300	38.55	03/02/2018	5,775
Total		24,600			615,600

Nancy Hopkins	03/10/2003	27,000	5.88	03/09/2011	929,340
Total		27,000			929,340

Loans to directors
As of March 7, 2011, we and our subsidiaries had no loans outstanding to any current or former directors, except routine indebtedness as defined under Canadian securities laws.

2011 management proxy circular     51

Executive compensation
Compensation discussion and analysis
Executive summary
Cameco’s vision is to be a dominant nuclear energy company producing uranium fuel and generating clean electricity.
As the demand for energy increases worldwide, we are well positioned to benefit from the growing interest in nuclear as a source of clean, reliable and affordable energy. We are one of the world’s largest uranium producers and a pure play nuclear energy investment, and are building on our base of high-grade uranium reserves to increase our value.
We are focusing our growth strategy on our uranium segment, and our goal is to double production to 40 million pounds by 2018 — a strategy that will advance our growth, strongly position us for the future and enhance our value over time.
We have long-term objectives for each of our three business segments:
•	uranium — double annual production to 40 million pounds by 2018 from existing assets
•	fuel services — invest in our fuel services business to support overall growth in the nuclear business
•	electricity — maintain steady cash flow while gaining exposure to new opportunities.
The board believes that strong leadership, a clear strategic direction and a pay for performance philosophy are key to driving solid, long-term results.
Excellent results in 2010
We made excellent progress at our operations and projects in 2010, building on the successes we achieved in 2009 and delivering strong results in virtually all aspects of our business. We increased production, lowered uranium unit costs, achieved the best safety record in our history and earned awards in a number of different areas, and our subsidiary signed two long-term contracts with Chinese utilities. We also announced an increase in our annual dividend starting in 2011 — our seventh dividend increase in nine years.
Key highlights include:
Financial
•	Net earnings in 2010 were $515 million. Last year, net earnings were higher by $584 million, due mainly to the one time gain on the sale of our interest in Centerra Gold Inc. and higher unrealized gains on financial instruments.
•	We ended the year with $1.3 billion cash on hand. We intend to use these funds to advance our growth strategy.
Operating
•	In our uranium segment this year, production was 10% higher than 2009 and 6% higher than our plan at the beginning of 2010. We had a number of successes at our mining operations:
•	received approval for production flexibility at McArthur River, which allowed us to exceed our production target by 6%

•	extended Rabbit Lake’s expected mine life by two years to 2017

•	continued to ramp up production at Inkai and exceeded 2009 production by 136%

•	finished dewatering the underground development at Cigar Lake, substantially completed securing the underground development areas and began implementing a surface freeze strategy we expect will provide a number of benefits.
•	In our fuel services segment, production was 25% higher than 2009 due to the routine operation of the Port Hope UF6 plant. In 2009, the plant was shut down for the first five months of the year.
•	In our electricity segment, Bruce Power Limited Partnership (BPLP) generated 25.9 terawatt hours (TWh) of electricity, at a capacity factor of 91%. Our share of earnings before taxes was $166 million.
•	Our investment in GE-Hitachi Global Laser Enrichment LLC (GLE) continues to progress. GLE successfully completed initial testing of its enrichment technology, which met key performance criteria. GLE is continuing testing, and has begun engineering design work for a commercial facility. In addition, we have continued to work with GLE on potential customer contracts for the facility. The US Nuclear Regulatory Commission is assessing GLE’s application for a commercial facility construction and operating licence.
•	We continued to advance exploration activities, spending $11 million at five brownfield exploration projects, and $48 million for resource delineation at Kintyre and Inkai block 3. We spent $37 million on regional exploration programs. Saskatchewan saw the most expenditures, followed by Australia, northern Canada, Asia, the US and South America.

Linking pay to performance
Corporate performance remains the single biggest factor affecting the board’s decisions on executive pay and the compensation of our most senior people.
Our excellent corporate performance in 2010 was the driving factor behind the board’s assessment and ultimate decisions on executive compensation for 2010.

52     cameco corporation

•	We reached new labour agreements at Port Hope and McArthur River/Key Lake operations.
•	We completed delineation drilling at Kintyre.
•	We completed our mine design of Millennium and continued work on the environmental assessment.
Health and safety
•	We achieved the best safety performance in our history, exceeding 2009’s award winning performance.
•	We received the John T. Ryan National Safety Trophy award from the Canadian Institute of Mining, Metallurgy and Petroleum for the best safety performance in a metal mine in 2009, at our McArthur River site.
•	There were 22 reportable environmental incidents, an improvement over 2009 (28 incidents), and below our long-term average of 30. There were no significant environmental incidents.
Awards and recognition
•	We increased our corporate trust rating in Saskatchewan and the US, and maintained high ratings in Port Hope.
•	We were included in the Financial Post’s Top 10 Best Companies to Work For in Canada for 2010 for our employee policies, programs and role in the community, and Mediacorp named us one of Canada’s Top 100 Employers for both 2010 and 2011.
•	We received the Governance Gavel Award by the Canadian Coalition for Good Governance for best disclosure of board governance practices and director qualifications.
•	We were ranked as one of the top five IR websites in North America by Investor Relations Global Rankings.
Shareholder return
•	The board approved a 43% increase in the annual dividend policy from $0.28 to $0.40 per share starting in 2011.
You can find more information about our 2010 performance in our 2010 annual financial review on our website (cameco.com/investors).
2010 compensation decisions
Corporate performance remains the single biggest factor affecting the board’s decisions on executive pay and the compensation of our most senior people.
This next section discusses our executive compensation program and the pay decisions affecting our five highest compensated officers (our named executives) as of December 31, 2010:
•	Gerald W. Grandey, Chief Executive Officer (CEO)
•	O. Kim Goheen, Senior Vice-President and Chief Financial Officer (CFO)
•	Timothy S. Gitzel, President
•	George B. Assie, Senior Vice-President, Marketing and Business Development
•	Gary M.S. Chad, Senior Vice-President, Governance, Law and Corporate Secretary.
The board of directors reviewed our 2010 performance and the analysis and recommendations of the human resources and compensation committee. It approved the following decisions on executive pay for 2010:
Modest increases in base salary (see page 66)

The named executives received a modest increase in base salary in March 2010, positioning them at the median of our compensation peer group. The increase is consistent with the lower end of salary increases nationally, and recognizes internal equity. The only exception is Mr. Gitzel, who received a large increase in May when he was appointed as president. His increase reflected the expanded duties and responsibilities of his new role, and is competitive with similar positions of companies in our compensation peer group.
Payouts under our short-term incentive plan (see page 66)

Solid performance across all four performance measures in 2010 resulted in a corporate performance payout factor of 128% in accordance with the plan. The board acknowledged the CEO’s outstanding performance in leadership effectiveness and his impact on strategic initiatives, and strong performance by the other named executives.

2010 compensation highlights
•  Base salaries increase 2% for four of five named executives
•  The board exercises discretion under the short-term incentive plan to increase the corporate performance factor of 128% calculated under the plan to recognize the excellent results
•  2008 performance share units pay out at 77% of the grant value, based on an overall performance factor of 80.45% and management’s request to cap the payout for the absolute measure at the plan design maximum of 150%
•  Conservative grant of new long-term incentive awards to drive corporate performance over the next three to eight years

See the following sections for key information about our executive compensation:

Compensation timeline	55
Compensation lookback	56
Our compensation framework	58
Annual decision-making process	62
Measuring performance	63
Compensation components	65
Compensation and share performance	80
2010 results	81

2011 management proxy circular     53

The board has regularly exercised its discretion to reduce incentive awards calculated under the plan, based on management’s recommendation. The board made significant cuts to bonuses in previous years when our financial performance was strong, but management and the board felt other aspects of corporate performance could have been improved.
The short-term incentive payouts for 2010 performance exceeded the targets as a result of a second consecutive year of excellent corporate performance, supported by the best safety record in our company history. The board exercised its discretion and awarded an additional 20% to each of the named executives, and an additional 85% to the CEO. The bonus paid to the CEO for 2010 performance exceeds the cap in the plan’s design. This was the first time the board decided to exercise its discretion to award an amount that exceeds the calculated amount under the plan and the first time they exceeded the cap in the plan’s design, however, the board felt it was warranted because of the sustained level of corporate performance. By comparison, approximately 20% of the CEOs in our compensation peer group received annual bonuses for 2009 that exceeded the dollar value of the annual bonus awarded to Mr. Grandey for 2010.
Moderate payouts of PSU awards granted in 2008 and vesting at the end of 2010 (see page 72)

Payouts of the 2008 PSUs were based on an overall performance factor of 80.45%, reflecting stronger cash from operations before working capital changes (our absolute measure) and weaker total shareholder return (our relative measure) over the three-year period.
Management recommended capping the payout for the absolute measure at the plan design maximum of 150%, resulting in a performance factor of 75% for the combined measures. This had the effect of the named executives receiving 77% of the grant value of the award reported in 2008.
A conservative grant of new long-term incentive awards (see page 89)

The board approved a conservative grant of long-term incentive awards at the median of our compensation peer group. The LTI awards, which include performance share units and stock options, are based on targets by position, to motivate executives to achieve superior corporate performance. The LTI awards are at risk and not guaranteed (see page 68 for details).
As part of the senior management succession plan, the board also granted an additional PSU award to Mr. Assie on May 26, 2010 as a retention bonus so he would postpone his retirement until December 31, 2010. The PSUs vested on December 31, 2010 at 100% and were paid out in 2011 in shares purchased on the market, net of income taxes (see page 72 for details).
About the named executives
In 2010, on the recommendation of the committee, the board approved some important changes to position our leadership team for the long term:
•	Gerald W. Grandey’s title was changed to CEO
•	Timothy S. Gitzel was appointed president, after joining Cameco in 2007 as senior vice-president and chief operating officer
•	Robert A. Steane, a 30-year veteran of Cameco, was appointed senior vice-president and chief operating officer
•	Kenneth A. Seitz, who has been with Cameco since 2004, was promoted to senior vice-president, marketing and business development, replacing George Assie, who retired on December 31.
Confident in the strength and ability of the new leadership team to continue Cameco’s growth, Mr. Grandey announced on February 22, 2011 his plans to retire as CEO and as a member of our board of directors at the end of June 2011. On February 22, on the committee’s recommendation, the board appointed Mr. Gitzel to be our next CEO as of July 1, 2011.
See page 32 and the report by the human resources and compensation committee starting on page 38 for more information about succession planning.

54     cameco corporation

Compensation timeline
The image below shows the different components that make up total compensation for our executives and the timeline for each component.
Our short-term incentive plan (STI) offers the potential for our executives to earn a cash bonus based on their success in achieving pre-established corporate and individual performance objectives for the year. Our long-term incentives (LTI) include a stock option plan and performance share unit (PSU) plan, which have different terms for vesting and payouts. We offer these incentive plans to drive longer-term corporate performance.

2011 management proxy circular     55

Compensation lookback
The table below is voluntary and shows the total compensation our named executives received in the last three years and the 2011 compensation known to date, such as long-term incentives that were granted in March 2011 to drive performance over the next three to eight years. The ultimate value of a long-term incentive award depends on future events, so its value can change significantly after it has been granted.
Turn to the Summary compensation table on page 81 for more information about the compensation of the named executives. See Compensation components starting on page 65 for a description of each element of compensation and Developments in 2011 on page 89 for more information about the 2011 compensation known to date.

	2008	2009		2010		2011
Total compensation	($)	($)		($)		($)

Gerald Grandey CEO[1]

Base salary	986,000	999,500		1,019,500		1,040,000
Short-term incentive (cash bonus)	553,000	963,000		2,000,000
Long-term incentive (performance share units)	970,750	774,800		1,387,200		988,250
Long-term incentive (options)	1,347,000	1,215,600		2,104,900		1,699,790
Pension benefits (annual pension service cost)	290,500	251,700		314,900
Other compensation[2]	412,611	n/a		n/a

Total CEO compensation	4,559,861	4,204,600		6,826,500

Kim Goheen Senior Vice-President and CFO

Base salary	460,000	473,800		483,300		493,000
Short-term incentive (cash bonus)	173,000	420,000	[3]	351,000
Long-term incentive (performance share units)	388,300	213,070		346,800		395,300
Long-term incentive (options)	539,000	455,850		516,040		594,927
Pension benefits (annual pension service cost)	153,300	123,800		150,950
Other compensation[2]	82,923	n/a		n/a

Total compensation	1,796,523	1,686,520		1,848,090

Timothy Gitzel President

Base salary	470,000	550,000		643,750	[4]	807,000	[5]
Short-term incentive (cash bonus)	194,000	360,000		715,000
Long-term incentive (performance share units)	388,300	271,180		578,000		988,250
Long-term incentive (options)	539,000	506,500		814,800		1,274,843
Pension benefits (annual pension service cost)	139,700	98,400		160,550
Other compensation[2]	7,598	n/a		n/a

Total compensation	1,738,598	1,786,080		2,912,100

George Assie Senior Vice-President, Marketing and Business Development

Base salary	550,000	566,500		577,800		n/a
Short-term incentive (cash bonus)	227,000	360,000		492,000
Long-term incentive (performance share units)	388,300	271,180		778,200	[6]	n/a
Long-term incentive (options)	606,000	506,500		746,900		n/a
Pension benefits (annual pension service cost)	146,400	124,700		142,050
Other compensation[2]	226,269	n/a		n/a

Total compensation	2,143,969	1,828,880		2,736,950

Gary Chad Senior Vice-President, Governance, Law and Corporate Secretary

Base salary	432,000	445,000		453,900		463,000
Short-term incentive (cash bonus)	146,000	220,000		298,000
Long-term incentive (performance share units)	232,980	116,220		173,400		316,240
Long-term incentive (options)	337,000	303,900		271,600		424,948
Pension benefits (annual pension service cost)	134,500	110,100		132,500
Other compensation[2]	153,869	n/a		n/a

Total compensation	1,436,349	1,195,220		1,329,400

56     cameco corporation

Notes:

1.	Mr. Grandey’s title changed to CEO when Mr. Gitzel was appointed President on May 14, 2010.

2.	Total employer contributions to the perquisites of each of the named executives were less than $50,000 and 10% of the executive’s base salary in each year, so they are not disclosed in this table. Perquisites include life insurance premiums, long-term disability premiums, a financial and tax planning allowance, an executive medical plan and a vehicle allowance.

Other compensation includes vacation time paid to the named executives in February 2008 for the time they had accrued over many years. Accrued vacation pay had grown to a significant amount, so we chose to make a one-time payout to all employees who had banked vacation time in excess of our policy. We have revised our vacation policy so employees no longer bank excess vacation time (subject to exceptions that might be granted from time to time) so we do not incur such a liability in the future.

3.	Mr. Goheen’s short-term incentive (cash bonus) for 2009 includes a one-time discretionary bonus of $150,000 for his role in the divestiture of Cameco’s interest in Centerra Gold Inc.

4.	Mr. Gitzel’s base salary increased from $561,000 to $700,000 when he was appointed President on May 14, 2010. The amount in the table reflects his actual pay for 2010.

5.	Mr. Gitzel’s base salary in 2011 will increase from $714,000 to $900,000 when he becomes President and CEO on July 1, 2011. The amount in the table reflects what he will actually be paid in base salary for all of 2011.

6.	Mr. Assie’s long-term incentive for 2010 includes PSUs granted on March 1, 2010, and a grant of 10,000 PSUs on May 26, 2010 at a grant date value of $25.80, the closing price of Cameco shares on the TSX on May 25, 2010. These PSUs were granted as a retention bonus so Mr. Assie would postpone his retirement until December 31, 2010. The PSUs vested on December 31, 2010.
Managing risk
We have a very conservative approach to risk management, and are focusing more on compensation risk to ensure our compensation program is appropriately structured, encourages the right management behaviours, uses a balanced scorecard to assess performance, and avoids excessive risk-taking or extreme payouts to our executives and employees.
We manage compensation risk by:
•	maintaining a multi-year strategic plan
•	considering risk when we set our annual corporate objectives
•	working within an enterprise risk management framework
•	establishing absolute and relative measures of performance
•	establishing individual and joint accountabilities for achieving objectives
•	setting threshold performance levels in all categories under our incentive plans
•	using appropriate payout curves to cap performance incentives
•	having a clawback policy for our CEO and CFO, consistent with US statutory requirements
•	committing to full and open disclosure
•	acknowledging the board’s role in overseeing our compensation policies and practices, and its use of discretion to adjust payouts up or down, as it deems appropriate.
The human resources and compensation committee conducted compensation risk assessments in 2010 and early 2011 to ensure we are not exposed to any undue risk. It confirmed that our compensation philosophy, program design, and policies are solid and appropriate for our needs.
The following sections in this CD&A discuss our framework for executive compensation, our decision-making process, the components that make up our executive compensation program, and how our share performance over the past five years compares with the total compensation paid to our named executives over the same period.

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1 Our compensation framework
Philosophy and objectives
Our compensation policies and programs are designed to accomplish four specific goals:
•	attract, retain and motivate executives operating in a highly demanding, complex and competitive business environment
•	link executive compensation to corporate performance
•	motivate executives to create shareholder value by:
•	using total shareholder return as one of our performance measures

•	rewarding them when they successfully achieve corporate and individual performance objectives over the short and long term

•	ensuring that total compensation of all of our executives includes a significant component that is at risk. This reinforces the importance of strong leadership and the executives’ ability to influence business outcomes and financial performance.
•	position our total direct executive compensation at the median of our compensation peer group. This means that half of the companies in our peer group pay more than we do and half pay less.
Our executive compensation program includes base salary, short and long-term incentives, pension and other benefits.
The short and long-term incentives are variable or at-risk compensation, which is awarded based on how well we perform as a company (corporate performance), and how well the executive performs in his or her role (individual performance). Our long-term incentives are equity-based compensation, so there is an added element of risk, a focus on share value, and alignment of the executives’ interests with those of our shareholders.
Our most senior people have the highest amount and proportion of at-risk compensation.
Managing compensation risk
We take a very conservative approach to risk management because of the complex nature of our business.
Comprehensive and disciplined compensation framework
•	We have a formal disciplined process for risk oversight that involves the board and all five board committees.
•	We have a multi-year strategic plan to balance risk and reward. The plan contemplates the risks we face, and the risks inherent in the industry overall, so we are proactive in our planning, risk management and decision-making.
•	We embed our corporate objectives into how we assess the performance of our executives and make decisions. The human resources and compensation committee assesses each objective before they are submitted to the board for their review and approval. This includes assessing whether the objectives can be manipulated, and objectives are assigned to executives with individual or joint accountability.
•	We award compensation based on performance and not length of service.
•	A significant portion of executive compensation is variable or at risk, and is therefore not guaranteed.
•	Our compensation program is designed in a way that does not encourage excessive risk-taking by employees.
•	We use our enterprise risk management system as a management tool that identifies risks, assigns accountability, monitors controls, and enables us to develop performance expectations that are appropriate and risk-adjusted.
Balanced decision-making
•	We use absolute and relative measures to assess performance.
•	We introduced a balanced scorecard for our short-term incentive (STI) plan and performance share unit (PSU) plan in 2009 to broaden the way we assess performance, and provide a more direct and representative link between pay and performance. This plan continues in 2010.
Threshold performance
•	We must deliver threshold performance to receive a payout under our STI plan and PSU plan, otherwise the payout is zero.
•	Payouts under our PSU plan are based on our performance against three-year objectives and the value of our shares when the units vest at the end of the three-year performance period.
Limits on incentive pay
•	Payouts under our STI and PSU plans are limited to a maximum of two times target. These limits can only be exceeded if the board decides to exercise its discretion to pay higher than the program design, for extraordinary performance.
•	We use typical and modified payout curves to clearly indicate caps on performance, so there is no incentive for any executive to take on extreme risk for the potential of an extremely high payout.

58     cameco corporation

Clawback policy
•	We have instituted a clawback policy requiring the CEO and CFO to reimburse part of their incentive compensation if there is misconduct that results in Cameco restating its financial statements.
We have also developed a culture that encourages management to be objective in recognizing its level of performance and make recommendations to the board to lower its compensation when appropriate. The board has used its discretion in the past to reduce executive compensation. For example, the board awarded short-term incentive bonuses to executives for 2005, 2006 and 2008 that were lower than target.
Who participates
Our executive compensation program covers the entire executive team:
•	our CEO

•	our president

•	five senior vice-presidents (including three who are named executives)

•	16 vice-presidents and two presidents of our US subsidiaries.
Target compensation and mix
We target overall executive compensation at the median of our compensation peer group, and benchmark base salaries at the median.
The human resources and compensation committee consults with the safety, health and environment committee on our performance in meeting our safety, health and environmental goals and related corporate results as a component in determining the STI awards.
The charts below show the 2010 target direct compensation mix for our CEO and other senior executives, and the amount of variable or at-risk compensation. The board has discretion to grant higher compensation for exceptional performance.

Compensation mix for the CEO	Average compensation mix for
the other senior executive

The table below compares the targets for 2010 short and long-term incentives with the actual awards, expressed as a percentage of base salary. The targets are comparable to those of our compensation peer group.
The committee increased the LTI target ranges for the CEO, the president and the senior vice-president, marketing and business development in early 2010 because their levels had fallen substantially below the market median. Their target range is from approximately the 50th percentile of the market to a maximum of 1.5 x P50 (equivalent to approximately the 60th percentile). The other LTI target ranges and STI targets are comparable to those of other companies in our compensation peer group.
The board has the discretion to modify or reduce incentive awards calculated under the plans, and has done so in the past, based on management’s recommendation. In previous years, the board decided, on management’s recommendation, to make significant cuts to incentive awards when our financial performance was strong, but other aspects of corporate performance could have been improved.

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	Target at-risk compensation
	Short-term incentive target	Long-term incentive target
Position	(% of base salary)	(% of base salary)

CEO	80%	300 to 450%
President	65%	250 to 400%
Senior vice-presidents	45 to 55%	80 to 265%

	Actual 2010 at-risk compensation
	Actual 2010 short-term incentive	Actual 2010 long-term incentives granted in 2010
	(% of 2010 base salary)	(% of 2010 base salary)

CEO	196%	343%
President	102%	248% of COO base salary awarded when Mr. Gitzel was COO
Senior vice-presidents	66 to 85%	162 to 321%

Research and benchmarking
We review the results of national compensation forecast surveys and benchmark our executive compensation program to our compensation peer group as part of our analysis and assessment to make sure our compensation is fair and competitive. We also benchmark our compensation internally to make sure we are balanced in our decision-making.
In 2008, the human resources and compensation committee, with the support of its external consultant, reviewed the list of peers we use to assess our corporate performance and executive pay. As a publicly traded, global nuclear energy company based in Canada, we have few peers, so the committee established a performance peer group of companies with a subset of Canadian companies to assess compensation levels. Thirteen companies in the performance peer group were not included in the compensation peer group because they are of a larger size, income trusts or US companies, and the committee felt their compensation was not comparable.
Peer groups
The performance peer group of 34 companies includes the 21 companies in the compensation peer group, and 13 global companies with a larger revenue base and representing the energy, gold and coal mining industries. The committee uses the performance peer group to calculate the relative total shareholder return (TSR), which is a performance measure under our PSU plan.
The compensation peer group consists of 21 Canadian companies, representing a cross-section of capital-intensive companies from different sectors that are similar to us in terms of size of assets and revenue. We typically target the median of this peer group for total direct compensation although the human resources and compensation committee has the discretion to adjust the target up or down, depending on our corporate performance and other factors like market conditions. We compare the compensation of our executives against comparable executive positions from the compensation peer group when we determine the compensation for our executive officers. Total direct compensation for our named executive positions was generally at the median of our compensation peer group for 2010, following the adjustments to the long-term incentive targets.
The table below lists the companies in the two peer groups (there was no change to either peer group in 2010):

Company name	Performance peer group	Compensation peer group

Agnico-Eagle Mines Ltd.	•
Agrium Inc.	•	•
Alpha Natural Resources Inc.	•
Arch Coal Inc.	•
Barrick Gold Corporation	•	•

Canadian Natural Resources Ltd.	•
Canadian Oil Sands Trust	•	•
CONSOL Energy Inc.	•
Emera Inc.	•	•
Enbridge Inc.	•

EnCana Corp.	•
Enerplus Resources Fund	•	•
First Quantum Minerals Ltd.	•	•
Fortis Inc.	•	•
Goldcorp Inc.	•	•

60     cameco corporation

Company name (continued)	Performance peer group	Compensation peer group

Husky Energy Inc.	•
Imperial Oil Ltd.	•
Inmet Mining Corporation	•	•
Kinross Gold Corp.	•	•
Lundin Mining Corp.	•	•

Massey Energy Co.	•
Methanex Corp.	•	•
Nexen Inc.	•	•
Peabody Energy Corp.	•
Penn West Energy Trust	•	•

Potash Corp. of Saskatchewan	•	•
Sherritt International Corporation	•	•
SNC Lavalin Group Inc.	•	•
Suncor Energy Inc.	•
Talisman Energy Inc.	•	•

Teck Cominco Ltd.	•	•
TransAlta Corp.	•	•
TransCanada Corp.	•	•
Yamana Gold, Inc.	•

Share ownership guidelines
One of the key ways we align the interests of management and shareholders is by requiring our executives to own Cameco shares. We introduced share ownership guidelines for our executives on January 1, 2005, based on compensation and position as follows:
•	CEO — 4.0 x base salary

•	president — 3.0 x base salary
•	senior vice-presidents — 2.0 x base salary

•	vice-presidents — 1.0 x base salary
Executives were required to meet the share ownership targets by January 1, 2010 or within five years of being appointed to an executive position, whichever is later.
The table below shows the number of shares held by our named executives at December 31, 2010. Four of them hold more than the minimum number of shares required. We calculate the target value of share ownership by using the 2010 base salary and the multiplier for the position of the named executive.
The share value is based on $40.30, the closing price of Cameco common shares on the TSX on December 31, 2010, or the executive’s purchase price, whichever is higher. In 2010 the board approved this change of using the higher of the market price or purchase price.
The board also approved the recommendation by the human resources and compensation committee in 2010 to allow executives to use unvested PSUs towards meeting their share ownership guidelines, as long as:
•	at least 50% of their holdings are in Cameco common shares

•	they use a PSU estimate of 80% of target, net of taxes of approximately 50%.
The table below shows the ownership requirements for each named executive and their qualifying holdings as of December 31, 2010.

	2010		Target value	Value of	Value of	Total value of
	base		of	shares	qualifying	shares and
	salary		ownership	held[1]	PSUs[2]	qualifying PSUs	Meets share
Name	($)	Multiple	($)	($)	($)	($)	ownership target

Gerald Grandey	1,019,500	4 x	4,078,000	27,189,040	1,821,560	29,010,600	Yes — by 711%
Kim Goheen	483,300	2 x	966,600	1,271,223	531,960	1,803,183	Yes — by 187%
Timothy Gitzel	700,000	3 x	2,100,000	124,930	124,930	249,860	No — has met 12% of executive target for president. Has until December 31, 2015 to reach the target for president.
George Assie	577,800	2 x	1,155,600	1,664,914	677,040	2,341,981	Yes — by 203%
Gary Chad	453,900	2 x	907,800	1,906,512	290,160	2,196,672	Yes — by 242%

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Notes:

1.	Value of shares held is based on $40.30, the closing price of our common shares on the TSX on December 31, 2010.

2.	Value of qualifying PSUs assumes the PSUs pay out at 80% of target, less tax at 50%, and a share price of $40.30, the closing price of our common shares on the TSX on December 31, 2010, and that the PSUs make up no more than 50% of the executive’s holdings.
2 Annual decision-making process
We make compensation decisions using a comprehensive process that includes decision-making by the board, the human resources and compensation committee and management. The board is actively involved as part of its oversight responsibilities, and the committee is directly involved in, and responsible for, making compensation recommendations as part of their duties. The board makes the final decisions on executive compensation.
The illustration below shows the annual process, the different inputs we use to determine compensation and the flow of information, recommendations and approval by our board.
Assessing the program
The human resources and compensation committee reviews all of our policies and programs relating to executive compensation and makes recommendations to the board. This process involves:
•	establishing the annual corporate objectives to measure performance
•	evaluating performance
•	determining the proposed base salaries, short-term incentive awards, grants of stock options and performance share unit awards
•	committee review and recommendation to the board
•	board approval.
The committee is satisfied that our current executive compensation policies and programs and our compensation levels are aligned with our corporate performance, reflect competitive market practices and allow us to attract, retain and motivate talented executives.
We revised our STI and PSU programs in 2009 based on a comprehensive review by the committee in 2008. In 2010 we made changes to the share ownership guidelines as discussed above. The committee continues to assess the competitiveness and effectiveness of our executive compensation program, and STI and LTI targets may be adjusted by position.
Independent advice
The human resources and compensation committee has retained Hugessen as its independent compensation consultant since November 2008.
Hugessen’s services in 2010 mainly included:
•	research and advisory services on director and executive compensation levels and practices
•	advisory services on performance, compensation peer groups, and payout and plan objectives
•	attending three committee meetings and one board meeting
•	consultation and advisory services on compensation-related governance matters.
We paid Hugessen $247,500 for services in 2009 and $104,417 in 2010. Hugessen did not provide any other services to Cameco or to management in either year.
The committee reviews all fees and the terms of consulting services provided by its compensation consultant. The committee is ultimately responsible for its own decisions, which may take into consideration more than the information and recommendations provided by its compensation consultant or management.

62     cameco corporation

3 Measuring performance
Compensation decisions are based on corporate and individual performance.
Corporate performance
Our corporate performance is measured by how well we achieve both operational and financial goals. The board approves our corporate objectives every year, as recommended by the human resources and compensation committee. These objectives become the individual performance objectives for the CEO, and are allocated among the president and senior vice-presidents, becoming part of their individual performance objectives.
Our corporate objectives for 2010 were grouped into four broad measures of success:
1 — Safe, healthy and rewarding workplace
2 — Clean environment
3 — Supportive communities where we operate
4 — Outstanding financial performance
We had 28 corporate objectives in 2010, including 13 that were selected to determine the payouts under our annual short-term incentive plan. The table below lists the 13 corporate objectives and their results for 2010.

2010 objectives	2010 results

1 — Outstanding financial performance

Production	Exceeded
• Produce 21.5 million lbs of U3O8 and between 14 million and 16 million kgU from fuel services.	• Our share of U3O8 production was 22.8 million pounds, or 106% of plan. • We produced 15.4 million kgU at fuel services.

Financial measures	Exceeded
• Net earnings were higher than budget.
Corporate performance • Achieve budgeted net earnings and cash from operations before working capital changes.[1]	• Cash from operations before working capital changes was higher than budget. • Unit costs for uranium production and fuel services were below budget.
Cash costs
• Strive for unit costs below budget.

Growth

Cigar Lake	Exceeded
• Access and secure underground workings and continue with remediation work on schedule. • Reinitiate shaft 2 development. • Update the technical report.	• Successfully dewatered and re-entered the mine using innovative technology. • Resumed shaft 2 development. • Issued technical report.

Inkai	Partially achieved
• Advance Inkai block 3 delineation and begin a feasibility study. • Initiate a feasibility study to increase production at Inkai blocks 1 and 2, and secure necessary regulatory approvals.
•    Block 3 delineation was advanced and supported initiation of a 5-year resource appraisal work plan and test leach facility required by the Kazakh authorities.

•    Approval in principle to operate blocks 1 and 2 at 3.9 million pounds per year (100% basis) was received, but not for design capacity of 5.2 million pounds per year.

Kintyre	Achieved
• Advance project evaluation to allow a production decision as soon as possible	• Completed delineation drilling and core logging. • Made progress on environmental baseline studies, supporting submission of an environmental scoping document to the Australian regulator.

Exploration and innovation	Exceeded
•    Replace mineral reserves and resources at the rate of annual U3O8 production based on a three-year rolling average.

•    Continue to advance extension of McArthur River and the Millennium project to provide future sources of production.

•    Support production growth and improved operating efficiencies through targeted research, development and technological innovation.

•    Additions to reserves and resources exceeded production by an average of 8 million pounds per year in each of the last three years (2008 to 2010).

•    The McArthur River extension project and the Millennium project were advanced through the stage gate process.

•    Cameco’s Research Centre advanced a number of projects aimed at improving our environmental performance and process efficiencies at our operations.

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2010 objectives	2010 results

Management	Achieved
• Continue integrating portfolio management into our management, planning and budgeting processes. • Deliver planned capital projects within 10% of budget.	• Portfolio management is now fully integrated into the planning and budgeting process. • Capital projects were delivered within 10% of budget.

2 — Safe, healthy and rewarding workplace

•    Strive for no lost-time injuries at all Cameco-operated sites and, at a minimum, maintain a long-term downward trend in combined employee and contractor injury frequency and severity, and radiation doses.
Exceeded
•    Overall, exceptionally strong safety performance in 2010.

•    Lost-time incident frequency for employees and contractors was 0.24 per 200,000 hours worked compared to a target of 0.5 — the best performance in Cameco’s history. Medical aid frequency and severity were also significantly better than target.

• Develop a formal implementation plan for the risk standard and begin implementation.	Achieved • All operations met or exceeded their 2010 implementation milestones.

3 — Clean environment

• Strive for zero reportable environmental incidents, reduce the frequency of incidents and have no significant incidents at all Cameco-operated sites.	Achieved • There were 22 reportable environmental incidents, an improvement over 2009 (28 incidents), and below our long-term average of 30. There were no significant environmental incidents.

• Improve year-over-year performance in corporate environmental leadership indicators.	Achieved • Five out of eight key performance indicators showed an improvement relative to 2009.

4 — Supportive communities

• Build awareness and support for Cameco through community investment, business development programs and public relations.	Achieved • We received positive feedback from our annual polls in Port Hope and Saskatchewan. • We were named one of Canada’s Top 100 employers, and one of the top 10 companies to work for in Canada.

• Advance our projects by securing support from indigenous communities affected by our operations.	Achieved • Established and maintained positive relationships with groups impacted by our various operating activities.

Note:

1.	We use cash from operations before working capital changes (a non-GAAP measure) as a more meaningful way to compare our financial performance from period to period. Cash from operations before working capital changes is our GAAP-based cash provided by operations, adjusted for changes in non-cash working capital and other operating items.

Cash from operations before working capital changes is non-standard supplemental information, and is not a substitute for financial information prepared in accordance with GAAP. Other companies may calculate this measure differently. See note 19 to our audited 2010 financial statements (in our 2010 annual financial review) for more information.
Individual performance
The board measures the CEO’s individual performance using the annual corporate performance objectives (80% weighting) and their view of his executive leadership (20% weighting). Turn to page 74 for more information about the process for determining the CEO’s compensation.
At the beginning of the year the CEO establishes individual performance objectives for the president and each of the senior vice-presidents, allocating and weighting the annual corporate performance objectives by individual, according to the executive’s influence in a given area. At the end of each year, the CEO compares performance to the targets, analyses the compensation levels of similar positions in the compensation peer group, and prepares a comprehensive report on the president and each senior vice-president, summarizing their individual performance and leadership effectiveness and recommending any changes to compensation. The human resources and compensation committee reviews the reports and consults with its compensation consultant before making recommendations to the board.

64     cameco corporation

4 Compensation components
Total compensation for our executives includes five components:
1.	Base salary

2.	Short-term incentive plan (STI)	ý at-risk compensation

3.	Long-term incentive plan (LTI)

4.	Pension

5.	Benefits and perquisites
The table below is a summary of the different compensation elements and how they are determined.

Type of compensation	Form	Performance period	How it is determined

Base salary (page 66)	cash	one year	Based on market competitiveness among the compensation peer group, individual performance and internal equity

Short-term incentive (page 66)	cash	one year	Focuses on specific annual objectives Target award based on market competitiveness among the compensation peer group and internal equity
Actual award based on corporate and individual performance

Long-term incentive (page 68)	performance share units	three-year term, with vesting at the end of three years	Focuses on longer-term objectives (three years) Target award based on market competitiveness of the LTI package among the compensation peer group
Actual payout based on our overall performance, combining a balanced scorecard of:

• financial and operating performance over the three-year performance period • three-year total shareholder return compared to the performance peer group

At the board’s discretion, payment is made in Cameco shares purchased on the open market, or in cash

Long-term incentive (page 73)	stock options	eight-year term, with one-third vesting each year starting on the first anniversary of the grant date	Target award based on market competitiveness of the LTI package among the compensation peer group The final realized value is based on the appreciation of Cameco’s share price

Pension (page 74)	defined benefit plan (CEO and one senior vice-president) defined contribution plan (for president and all other senior vice-presidents) supplemental executive pension plan	ongoing	Based on market competitiveness

Benefits	group life, health and dental select perquisites	ongoing	Based on market competitiveness

Our named executives also have employment contracts with us. These are described in more detail starting on page 74.

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Base salary
We set our benchmark for base salaries at the median of the compensation peer group.
We review the base salaries of our CEO, president and other senior executives every year, and compare them with our compensation peer group to make sure the salary levels are competitive. We compare base salaries with similar positions at companies in the compensation peer group. Then we consider our corporate performance for the year, the individual’s performance, and the salaries of others at Cameco to make sure any salary increases are fair and balanced.
The named executives received a modest increase in base salary for 2010, consistent with market practices. The only exception was Mr. Gitzel, who was promoted to the role of president on May 14, 2010. He received an increase in base salary to reflect his increased duties and responsibilities.

	2010 base salary		2009 base salary
		% increase		% increase
Name and position	$	from 2009	$	from 2008

Gerald Grandey	$1,019,500	2.0	999,500	1.4
CEO

Kim Goheen	$483,300	2.0	473,800	3.0
Senior Vice-President and CFO

Timothy Gitzel	$700,000	27.3	550,000	17.0
President

George Assie	$577,800	2.0	566,500	3.0
Senior Vice-President, Marketing and Business Development

Gary Chad	$453,900	2.0	445,000	3.0
Senior Vice-President, Governance, Law and Corporate Secretary

Short-term incentive plan (STI)
The STI gives executives the opportunity to earn a cash bonus each year based on their success in achieving pre-established corporate and individual performance objectives.
Awards range anywhere from 0 to 150% of the STI target established for the year based on the level of performance. Payouts can be:
•	50% of the STI target if our performance meets the threshold (80% of the performance target)

•	150% of the STI target if we deliver outstanding performance (120% of the performance target)
The board has the discretion to pay up to a maximum of 200% of the STI target for exceptional performance. There is no payout if our performance is below the threshold.
The board can adjust the amount of the bonus when there are significant external challenges or opportunities that were not contemplated or reasonably expected when the objectives were set.
The human resources and compensation committee sets the STI target bonus for each executive based on the level of the position, internal equity and overall market competitiveness. Actual awards are based on corporate and individual performance for the year using the following target levels and performance weightings:

	STI target for 2010	Corporate performance	Individual performance
Position	(% of base salary)	weighting	weighting

CEO	80%	80%	20%
President	65%	70%	30%
Senior vice-presidents	45% to 55%	60%	40%
Vice-presidents	35%	40%	60%

Program enhancements
We introduced a scorecard approach in 2009 to measure performance more broadly and give participants a clearer picture of their potential award. The balanced scorecard has a number of weighted objectives aimed at driving our one-year performance in key areas, including safety, health and the environment. These objectives are mostly absolute measures because they are within our control and are tied to our four corporate measures of success and individual performance measures.

66     cameco corporation

We calculated the STI awards for 2010 as follows:
Measuring corporate performance
The board establishes the measures and weightings every year based on the recommendation of the committee. It identified 13 of the corporate objectives as compensable STI performance measures for 2010, and assigned them weightings. These objectives represent our four measures of success, and are grouped into two sets of measures that each add up to 100%. The product of these two sets of measures results in the corporate performance multiplier.

Measure	Weighting	Objective

Outstanding financial performance	85%
•    Produce 21.5 million pounds of U3O8 and between 14 million and 16 million kgU from fuel services

•    Achieve budgeted net earnings and cash from operations before working capital changes[1]

•    Advance the Cigar Lake project by accessing and securing underground workings and continuing with remediation work on schedule. Reinitiate shaft 2 development. Update the technical report.

•    Strive for unit costs below budget

•    Deliver planned capital projects within 10% of budget

•    Advance Inkai block 3 delineation and begin a feasibility study

•    Advance the Kintyre project evaluation to allow a production decision as soon as possible

•    Continue integrating portfolio management into our management, planning, and budgeting processes

Supportive communities	15%	• Build awareness and support for Cameco through community investment, business development programs and public relations

Safe, healthy and rewarding workplace	50%
•    Strive for no lost-time injuries at all Cameco-operated sites and, at a minimum, maintain a long-term downward trend in combined employee and contractor injury frequency and severity, and radiation doses

•    Develop a formal implementation plan for the risk standard and begin implementation

Clean environment	50%
•    Strive for zero reportable environmental incidents, reduce the frequency of incidents and have no significant incidents at Cameco-operated sites

•    Improve year-over-year performance in corporate environmental leadership indicators

Note:

1.	See page 64 for an explanation of cash from operations before working capital changes, a non-GAAP measure.

2011 management proxy circular     67

Measuring individual performance
The committee establishes individual performance measures every year, and set three core measures for 2010:

Key operating results Strategic change initiatives Leadership effectiveness	ý	The committee can also add any other performance measures it deems appropriate.
The committee used these measures to assess the CEO’s individual performance for 2010. The committee assessed the CEO’s leadership effectiveness and his impact on strategic change initiatives as outstanding.
The CEO decides which measures will be used for the other participants in the plan, and sets the weightings for each. He assesses the performance of the president and senior vice-presidents. Senior vice-presidents assess the performance of vice-presidents.
2010 award
The table below shows the STI awards made to our CEO, president and senior vice-presidents for 2010 and paid in 2011. The STI plan design is as follows:
•	for the CEO — 80% on corporate performance, 20% on individual performance

•	for the president — 70% on corporate performance, 30% on individual performance

•	for the senior vice-presidents — 60% on corporate performance, 40% on individual performance.
As described on page 53, the board exercised its discretion to increase the bonuses for the president and senior vice-presidents by 20%, and by 85% for the CEO.

	2010				Corporate		Individual				2010 STI
	base		Factor		performance		performance				bonus
	salary		x STI		multiplier &		multiplier &		Discretionary		paid
Name and position	($)		target		weighting		weighting		factor		($)
Gerald Grandey	1,019,500	x	80%	x	[(128% x 80%)	+	(150% x 20%)]	x	185%	=	2,000,000
CEO

Kim Goheen	483,300	x	50%	x	[(128% x 60%)	+	(110% x 40%)]	x	120%	=	351,000
Senior Vice-President and CFO

Timothy Gitzel	700,000	x	65%	x	[(128% x 70%)	+	(137.5% x 30%)]	x	120%	=	715,000
President

George Assie	577,800	x	55%	x	[(128% x 60%)	+	(130% x 40%)]	x	120%	=	492,000
Senior Vice-President, Marketing and Business Development

Gary Chad	453,900	x	45%	x	[(128% x 60%)	+	(111.25% x 40%)]	x	120%	=	298,000
Senior Vice-President, Governance, Law and Corporate Secretary
The Compensation lookback on page 56 shows the impact that discretionary changes, market compensation and formula calculations had on STI awards for our named executives over the past three years.
Long-term incentive plans (LTI)
Our LTI gives executives and other employees the opportunity to receive options and performance share units (PSUs) every year. Options are awarded to employees ranging from first-line supervisors to the CEO, while PSUs are awarded to vice-presidents and above. In addition, all employees below the level of vice-president, including unionized employees, are eligible to participate in our employee share ownership plan (ESOP). We make annual base contributions to the plan, and also match 50% of employee contributions up to a maximum of 1.5% of an employee’s base salary.
Both the committee and the board confirmed the importance of equity-based compensation as part of our overall compensation program in order to stay competitive, motivate executives to deliver strong longer term performance and link executives’ interests with those of shareholders. By offering a performance share unit plan and stock option plan, we can use different vesting criteria, eligibility and performance measures for at-risk compensation.
The committee evaluates our weightings of options and PSUs every year, and discusses the national trends with its compensation consultant. The committee can adjust this weighting based on, among other things, the emphasis Canadian public companies are putting on stock options or some form of whole share plan. The committee set the

68     cameco corporation

targeted mix of the expected value of the long-term incentives at 40% PSUs and 60% options in 2010, similar to our mix for the past three years and consistent with our compensation peer group.
Each LTI grant is based on individual performance, the level of the position, internal equity and overall market competitiveness. The CEO reviews the expected value of each officer’s LTI grant, based on the above criteria, and creates a pool of options and PSUs. The pool is allocated based on the CEO’s recommendation and internal equity. The CEO has always reduced his own potential LTI allocation to distribute among management and ensure that the senior executives are treated as a team. The LTI grant to executives in 2010 was targeted at the median of the compensation peer group. We grant options to other employees based on their position and performance for the year, within established ranges for the different position levels.
Awards are granted every year on March 1 (or the next business day if March 1 falls on a weekend), after we publicly disclose our results for the previous fiscal year. If we impose a trading blackout period that includes March 1, we will make the grants seven trading days after the blackout period has ended. The board can make special grants of options and PSUs at other times during the year. The board decided to grant a special award of PSUs to Mr. Assie in 2010, as a retention bonus so he would postpone his retirement until December 31, 2010.
Shareholder feedback
Two shareholders expressed concern over our use of stock options as a long-term incentive. The committee discussed the use of options as part of our executive compensation program and concluded that they remain an important element of a competitive compensation program in our industry and are a tax-efficient mechanism that provides a longer term horizon.
As discussed above, the committee discusses national compensation trends with its independent compensation consultant. The committee also continues to monitor the appropriate allocation of long-term incentives.
Performance share unit plan
We introduced a PSU plan for executives in 2004 to replace some of the incentive opportunities granted previously through stock options. The PSU plan allows us to reduce the number of options we grant, lessening the dilutive impact to shareholders, and adds another element of compensation with performance criteria.
The longer-term nature of the PSU award is aimed at increasing retention and is designed to motivate executives to:
•	consistently meet corporate performance targets that are aligned with our strategy

•	create shareholder value that can be sustained on an absolute and relative basis over a three-year period.
Under the plan, each PSU represents one notional common share that can be exchanged for Cameco common shares purchased on the open market (or for cash, at the board’s discretion) at the end of a three-year period, as long as certain performance and vesting criteria have been met. PSUs do not earn dividends. Withholding taxes apply, so the amount of cash or shares each executive receives is reduced by that amount.
In 2009, the human resources and compensation committee introduced a scorecard approach to better align senior management’s compensation with their ability to improve corporate performance over a three-year period. PSUs issued up to and including March 4, 2008 vest at the end of the three-year period based on the previous criteria, while those awarded starting in 2009 vest based on the new scorecard. The target measures under the new PSU plan are based on capital costs, increased production, average realized uranium price and TSR, all of which are also measured on an annual basis under the STI plan. Measuring performance against these objectives under the PSU plan over a three-year period ensures management maintains a balanced, longer-term focus on these measures, in addition to the short-term focus created under the annual bonus program. We explain the performance measures and vesting criteria in more detail below.
The human resources and compensation committee sets the performance targets every year. The committee and the board consider them reasonably challenging stretch targets.
Previous terms for vesting
PSUs issued up to and including March 4, 2008 vest at the end of the three-year period based on two criteria:
•	annual cash provided by operations before working capital changes averaged over the three-year period (absolute measure)

•	annualized total shareholder return (relative measure).

2011 management proxy circular     69

We calculate the amount as follows:

	Absolute measure		Annual cash provided by operations before working capital changes

If our performance is:

	% of PSUs available to vest 0 to 150%	ý
•    between 95 and 105% of the target, 100% of the PSUs will vest

•    below 95%, the board can lower the number of PSUs that will vest

•    higher than 105% of the target, the board can increase the number of PSUs that will vest.

No PSUs will vest if our performance is below 80% of the target. The board can pay up to 200% of the target for exceptional corporate performance.

	Relative measure		Annualized total shareholder return (TSR)

X	% of PSUs available to vest 100% or 50%	ý	We compare our annualized total shareholder return (appreciation in share price + dividends paid) to the Metals and Mining and Utilities and Gold indices over three years. While the relative weighting of this blended index may vary, it represents the mix of industries that make up our operations.

If our performance is similar to the index, there will be no change to the initial grant of PSUs (for example, if the return of the blended market index is 10%, our total shareholder return must be at least 8%).

If our performance is less than comparable (outside a defined range), then we reduce the initial grant of PSUs by 50%.

=	% of initial grant of PSUs 0 to 150%	ý	Performance multiplier

If an executive is no longer an employee at the end of the three-year vesting period, a pro-rated portion of the PSUs will vest based on the period of employment, as long as the executive:
•	was not terminated for cause

•	did not resign from Cameco before being entitled to receive a pension under our registered pension plan.
If an executive is terminated within 12 months after a change of control, all of the PSUs will vest and be paid out at their target value.
New terms for vesting
The new scorecard, first used for the awards granted in 2009, uses four measures to calculate our overall performance, combining relative total shareholder return with three other corporate measures. Each of these is given a weighting, and calculated over a three-year period.
The performance targets are reasonably achievable stretch targets and are largely within the control of our executive team.
The table below explains the specific terms of the targets for PSUs awarded in 2010:

Total actual costs for capital projects (30%) 0 to 150%	ý	Total actual costs for planned capital projects (approved financial expenditures) that started and closed during the three-year period 2010 to 2012, not to exceed the budgeted cost by a defined margin

Average realized uranium price (20%) 0 to 150%	ý	Achieve an average realized price for uranium sales for a three-year period that exceeds the weighted average price for sales in two industry benchmarks for the same period

The 2010 goal will be based on 2009, 2010 and 2011 sales due to timing of when pricing information is available

Increased production (20%) 0 to 150%	ý	Increase production of U30 8 by 22% during the three-year period 2010 to 2012

70     cameco corporation

Our three-year average total shareholder return (TSR) (30%) 0 to 200%	ý	Achieve three-year average TSR that is the median of the three-year average TSR achieved by companies in our performance peer group

We define TSR as the change in price of a Cameco common share, including reinvestment of dividends, on the Toronto Stock Exchange (TSX) during the three-year period.

Corporate performance multiplier	ý	The overall performance factor represents the sum of the four targets above

Initial grant of PSUs	ý	Notional units awarded at the beginning of the three-year performance period

PSU payout	ý	Payout amount is the initial number of PSUs granted, multiplied by the PSU corporate performance multiplier, exchanged for the equivalent number of Cameco common shares

Payout curves have been established for each performance measure, taking into account different levels of threshold performance to determine the performance multiplier and cap the payouts to eliminate any excessive risk taking.
Calculating the corporate performance multiplier
The final performance multiplier for each measure will depend on our performance against each target. The table below shows how we assess performance against each measure:

Corporate	Threshold
performance measures	performance	If we achieve:	Then the performance multiplier is:

Total actual costs for capital projects (25%)	25% above our budget (target) of 100%	More than 25% higher than target	0%

		Within 20 to 25% above target	50 to 100% (in a straight-line interpolation)

		Target to 20% above target	100%

		Target to 83% of target	100 to 150% (in a straight-line interpolation)

Average realized uranium price (20%)	80% of our target of 100%	Less than 80% of the corresponding target	0%

Increased production (20%)		80 to 120% of the corresponding target	50 to 150% (in a straight-line interpolation)

		More than 120% of the corresponding target	150%

Our three-year average total shareholder return (30%)	35th percentile (target is the 50th percentile)	Below the 35th percentile among our performance peer group	0%

		From the 35th to the 75th percentile	40 to 200% (in a straight-line interpolation)

		Higher than the 75th percentile	200%

Applying discretion
The committee can make adjustments at its discretion. For example, it can:
•	adjust a performance measure, target measure and/or two or more weightings when things change (such as when a financial indicator no longer exists or has materially changed or is no longer relevant to our business, or when there are significant external challenges and opportunities that were not contemplated or reasonably expected when the objectives were set)

•	increase any of the corporate performance multipliers up to a maximum of 200% for extraordinary corporate performance, subject to the approval of the board. It can also increase the final number of PSUs to account for exceptional corporate performance, or decrease it due to corporate performance that does not meet expectations.

2011 management proxy circular     71

Using discretion helps reduce the possibility that anyone unduly benefits from or suffers because of events that are unforeseen or out of their control.
2010 payouts of 2008 PSU awards
The table below shows the payouts we made to our named executives in early 2011 for PSUs awarded in 2008, compared to the payouts made in 2009 for PSUs awarded in 2007. The payout for the 2008 awards was made March 1, 2011 in common shares purchased in the market that day. Payouts for previous years were made in late December of each year, in common shares purchased in the market. As Mr. Assie was no longer an active employee after the end of 2010, his PSU payout was made in cash in early March, based on $39.13, the average price of our common shares on the TSX for the first 20 trading days of the year, in accordance with the plan design.
Three-year performance
Our performance from 2008 to 2010 was better than from 2007 to 2009. The table shows the difference in the absolute measure (defined as cash from operations before working capital changes) between the two periods. The average annual cash provided by operations before working capital changes from 2008 to 2010 was $766 million, more than 118% of target and resulting in a payout factor of 160.9%. This compares to $812 million for the period from 2007 to 2009, which was more than 112% of target and resulted in a payout factor of 127.7%. The cash from operations reported for 2009 used information available to the end of November 2009, however, as a result of the divestiture of Centerra in December 2009, the target cash flow for 2009 was reduced by $216 million, and the year-end number was reduced accordingly. Total shareholder return, our relative measure, was low over both three-year periods, resulting in a payout factor of 50% for that measure in both periods.
Grant value vs. payout value
The grant date valuation of the PSUs in 2008 was based on $38.83, our closing share price on the TSX on the day prior to the grant. We also used this share price to calculate each executive’s total compensation for 2008.
The PSUs were exchanged for Cameco common shares on March 1, 2011 at an average purchase price of $39.89.
The performance factor was calculated at 80.45% (160.9% x 50%), however, on management’s recommendation, the board capped the payout for the absolute measure at the plan design maximum of 150%. This resulted in a calculated payout of 75%, which, combined with the change in share price, resulted in the named executives receiving 77% of the grant value reported in 2008.

				Value of total					Value of total
				2008 PSU					2007 PSU
				payout					payout
				March 1, 2011					Dec. 11, 2009
				at a share					at a share
	2008	Absolute	Relative	price of		2007	Absolute	Relative	price of
	PSU award	measure	measure	$39.89		PSU award	measure	measure	$32.36
Name	(# of units)	(%)	(%)	($)		(# of units)	(%)	(%)	($)

Gerald Grandey	25,000	150	50	747,938		15,000	127.7	50	309,966
Kim Goheen	10,000	150	50	299,175		8,000	127.7	50	165,307
Timothy Gitzel	10,000	150	50	299,175		3,000	127.7	50	62,006
George Assie*	10,000	150	50	293,475	*	8,000	127.7	50	165,307
Gary Chad	6,000	150	50	179,505		6,000	127.7	50	123,980

*	Due to his retirement on December 31, 2010, Mr. Assie was paid in cash at $39.13 per share, the average price of our common shares on the TSX for the first 20 trading days in 2011.
The absolute measure is cash from operations before working capital changes. See page 64 for an explanation of this non-GAAP measure.
See the Compensation lookback on page 56 for the PSUs granted to our named executives over the past three years, and Performance share unit plan on page 69 for more information about the plan.
Additional 2010 PSU award
Mr. Assie received a grant of 10,000 PSUs on May 26, 2010 as a retention bonus so he would postpone his retirement until December 31, 2010. This grant was valued at $25.80 per unit based on our closing share price on the TSX on May 25, 2010. The PSUs vested on December 31, 2010 at 100%, and were paid out in January 2011 in shares purchased on the market at a weighted average cost of $37.10 per share.

72     cameco corporation

Stock option plan
Our stock option plan is designed for management, and certain professional employees and employees with supervisory responsibilities, and ties a portion of their future compensation to the long-term performance of our shares. It gives executives and other employees a form of compensation tied to the market value of our common shares. We had 918 employees participate in the plan in 2010.
The human resources and compensation committee believes that granting options is an effective way to:
•	make sure that executives and other employees are committed to the longer term interests of the company and our shareholders
•	attract, retain and motivate talented employees to achieve corporate success.
Options have a term of eight years and one-third vest each year, starting on the first anniversary of the date of the grant. The committee takes into account previous grants when it considers new grants of options.
The board fixes the exercise price of an option at the time of the grant at the TSX closing price of Cameco common shares on the trading day immediately before the date of the grant. Withholding taxes apply when the options are exercised, so the amount of cash each executive or employee receives is reduced by that amount.
We amended our stock option plan in 2010 to apply withholding taxes when employees or directors exercise their options. This change did not require shareholder approval under the terms of our plan.
If an employee leaves the company, any unvested options will vest during a specific period of time depending on the reason for leaving. All vested options can be exercised for the same specified period of time. See Compensation on termination starting on page 76 for more information.
No more than 10% of our total shares issued and outstanding can be issued to insiders in a one-year period under the stock option plan and any other security based compensation arrangement. An employee participating in the plan can only hold up to 5% of our total common shares issued and outstanding. Options cannot be transferred to another person (other than by will or intestate succession).
Making changes
The board can change, suspend or terminate the option plan subject to the laws that apply, including but not limited to the rules, regulations and policies of any stock exchange Cameco is listed on. Some changes may require approval from shareholders or other governmental or regulatory body.
Neither the board, nor the human resources and compensation committee or shareholders can alter or affect the rights of an option holder in a negative way without his or her consent, except as described in the plan.
The following kinds of changes also require shareholder approval under the terms of the plan:
Administrative
•	any change to the number of common shares that can be issued under the plan, including increasing the fixed maximum number of common shares, or changing from a fixed maximum number to a fixed maximum percentage of common shares
•	any change to extend the period after a trading blackout when options can be exercised
•	any change to extend the expiry date of an option unless it would otherwise expire during a trading blackout period
•	any change that requires shareholder approval such as those described in the rules, regulations and policies of any stock exchange that we are listed on
Exercise price
•	any change that would cause the exercise price of an option to be lower than the fair market value of the common shares at the time the option is granted. This does not include standard adjustment provisions relating to dividends or stock splits, recapitalizations, consolidations or other fundamental corporate changes, or provisions for the treatment of options if there is a change of control or other similar transaction that affects the powers of the board to make certain changes to the option plan.
•	any other change that would cause the exercise or purchase price of an option to be lower (other than the standard adjustment provisions or if there is a change of control or other similar transaction as described in the item above). Cancelling an option or reissuing it at a lower price is considered a reduction in the exercise price.
Eligibility
•	any change that increases the number of categories of people who are eligible to receive options, if it could increase the participation of insiders
•	any change allowing options to be transferred other than by will or intestate succession
Securities
•	adding deferred or restricted share units or other share awards that would not involve an actual cash payment
•	any change that allows adding a cashless exercise feature, unless it reduces the number of underlying shares in the option plan reserve

2011 management proxy circular     73

See the Compensation lookback on page 56 for information about the notional value of the options granted to our named executives over the past three years.
International employees
On January 1, 2001, we introduced the non-North American stock option plan (phantom plan) to give eligible employees of our international subsidiaries the opportunity to participate in our overall growth and profitability.
The phantom plan has the same objectives and features as our stock option plan except that these option holders have the right to receive cash payments rather than Cameco shares. The cash amount equals the difference between the market price of a Cameco share on the exercise date and the exercise price of a phantom stock option.
Pension
The human resources and compensation committee believes pensions are an integral part of total compensation and a cost-effective and important benefit for attracting and retaining talented employees, including executives.
Our executives participate in a registered base plan and a supplemental plan.
Registered base plan
This is a defined contribution plan for the named executives, except for Mr. Grandey and Mr. Chad who participate in a registered defined benefit plan.
Supplemental plan
The supplemental executive pension plan is a non-contributory supplemental defined benefit plan that is designed to attract and retain talented executives over the longer term. It is also designed to provide a retirement income that is commensurate with the executive’s salary and offset the strict limits under the Income Tax Act (Canada) relating to registered pension plans.
All of our executives and certain officers of wholly owned subsidiaries participate in the supplemental executive pension plan. See Retirement plan benefits on page 86 for more information.
Perquisites
Our named executives receive a number of perquisites as part of their total compensation, including:
•	life insurance

•	long-term disability

•	financial and tax planning

•	an executive medical plan

•	a vehicle allowance

•	additional salary protection in the event of a disability (at no current incremental cost to Cameco).
These perquisites are similar to those offered by the companies in our compensation peer group.
Employment contracts
CEO
Mr. Grandey signed a new employment agreement with us on December 31, 2007 that does not include a fixed term of employment. The new contract provides for:
•	a base salary
•	participation in the short-term incentive plan
•	participation in the long-term incentive plan (including options and PSUs)
•	participation in the defined benefit pension plan
•	participation in the supplemental executive pension plan
It also includes post-termination obligations requiring that he:
•	not use or disclose specialized knowledge, contacts and connections he obtained while at Cameco
•	not compete against us in any way for 12 months after he leaves the organization
•	not solicit any of our customers, suppliers or employees or harm our relationships with any of them for 18 months after he leaves the organization.
Mr. Grandey is also entitled to US currency protection for any benefits that will be paid to him under our executive defined benefit pension plan and the supplemental executive pension plan if the exchange rate from the Canadian to US dollar is less than 0.725 at the time of payment.
Compensation
The human resources and compensation committee considers the following when it reviews the salary and performance of the CEO:
•	overall corporate performance
•	implementation of the CEO’s strategies to increase shareholder value
•	the CEO’s individual performance measures

74     cameco corporation

•	comparative compensation — how the salary and short and long-term incentives compare to similar positions in the peer groups
The CEO submits a performance self-assessment to the committee. The committee reviews the self-assessment, considers compensation recommendations received from the compensation consultant, and then recommends the CEO’s compensation to the board for approval.
On termination
The table on page 78 gives a summary of the incremental compensation that would be paid to Mr. Grandey if his employment had been terminated on December 31, 2010.
If Mr. Grandey resigns, it will be treated as retirement because he is eligible to retire. If there is a change of control and no termination, Mr. Grandey does not receive any incremental benefits.
Mr. Grandey has announced that he will retire on June 30, 2011.
President and other senior executives
Mr. Gitzel signed an employment agreement with us on May 14, 2010 that provides for:
•	a base salary
•	participation in the short-term incentive plan
•	participation in the long-term incentive plan (including options and PSUs)
•	participation in the employee defined contribution pension plan and the supplemental executive pension plan.
Mr. Gitzel is required to hold the equivalent of at least three times his base salary in Cameco shares and qualifying PSUs by December 31, 2015.
Mr. Assie, Mr. Goheen and Mr. Chad signed new employment agreements on November 1, 2005. The contracts are for an indefinite period of employment and provide for:
•	a base salary
•	participation in the short-term incentive plan
•	participation in the long-term incentive plan (including options and PSUs)
•	participation in the employee defined contribution pension plan (other than Mr. Chad who participates in the executive defined benefit pension plan) and the supplemental executive pension plan.
All three executives met the share ownership target by January 1, 2010. See page 61 for more information.
The contracts with all four executives also include post-termination obligations requiring that each does not:
•	use or disclose specialized knowledge, contacts and connections he obtained while at Cameco
•	compete against us in any way for 12 or 18 months (depending on the officer) after he leaves the organization
•	solicit any of our customers, suppliers or employees or harm our relationships with any of them for 12 or 18 months (depending on the officer) after he leaves the organization
On termination
If Mr. Goheen or Mr. Chad resign, it will be treated as retirement because they are eligible to retire. They do not receive any incremental benefits if there is a change of control but no termination of employment.
Mr. Assie retired from his position of senior vice-president, marketing and business opportunities on December 31, 2010.
Mr. Gitzel will become president and CEO as of July 1, 2011. Under the terms of his new employment agreement:
•	Mr. Gitzel will be required to hold four times his base salary in Cameco shares and qualifying PSUs by December 31, 2016
•	his notice period increases from 18 months to two years if he is terminated without cause.
See 2011 compensation to date on page 89 for an update on changes to Mr. Gitzel’s compensation when he becomes president and CEO.
Clawback provisions
If our financial statements have to be restated because of misconduct, the CEO and CFO have to reimburse some of their incentive compensation as required by US law. This policy has been in place since 2003.

2011 management proxy circular     75

Compensation on termination
The table below is a summary of the compensation that would be paid to the named executives if any of them is terminated. The only difference for Mr. Grandey and Mr. Gitzel is if they are terminated without cause, Mr. Grandey’s severance and STI awards are based on six months, rather than two years, and Mr. Gitzel’s are based on 18 months until January 30, 2011 and two years thereafter. As Mr. Assie retired in 2010, only the information about retirement applies to him.
We believe the following terms are fair, competitive with the market and based on industry practice.

Type of
termination	Severance	STI bonus	Options	PSUs	Benefits	Pension

Retirement[1]	• none	• bonus for the current year is pro-rated to retirement date	• three years to vest • must be exercised within three years or the original term, whichever is earlier	• performance is measured to the end of the year of retirement • awards are pro-rated to retirement date	• post-retirement benefits continue until age 65 • once the executive turns 65, life insurance is reduced and health and dental benefits are provided until death	• credited service no longer earned

Resignation[2]	• executive must give three months notice • if we waive the notice, we must pay his base salary for three months	• none	• vesting continues for 90 days • must be exercised within 90 days or the original term, whichever is earlier	• no entitlement to any PSU payout and all PSUs are cancelled	• none	• credited service no longer earned

Termination without cause[3]	• lump sum equal to base salary for the notice period	• lump sum equal to the target bonus for the notice period
•  options continue to vest for the notice period

•  must be exercised within the notice period (except for the CEO who is entitled to the notice period plus 90 days) or by the original expiry date, whichever is earlier
				• performance is measured to the end of the year of termination • awards are pro-rated to termination date	• employer contributions for health, dental and life insurance benefits continue for the notice period or until executive obtains other employment, whichever is earlier	• coverage continues and credited service continues to be earned for the notice period

Termination without cause within 12 months of a change of control[4]	• same as for termination without cause	• same as for termination without cause
•  all vested options must be exercised within the notice period (except for the CEO who is entitled to the notice period plus 90 days) or by the original expiry date, whichever is earlier

•  all unvested options vest, assuming TSX approval and must be exercised within two years or the original term, whichever is earlier[5]
				• all PSUs vest and are paid at target	• same as for termination without cause	• same as for termination without cause

76     cameco corporation

Type of termination	Severance	STI bonus	Options	PSUs	Benefits	Pension

Termination with cause	• none	• all entitlement to the bonus is lost	• vesting continues for 30 days or the original term, whichever is earlier • must be exercised within 30 days	• no entitlement to any PSU payout and all PSUs are cancelled	• none	• credited service no longer earned

Death	• none	• pro-rated to the date of death	• three years to vest • must be exercised within three years or original term, whichever is earlier	• performance is measured to the end of the year of death • awards are pro-rated to the date of death	• life insurance is paid on death	• credited service no longer earned • value of vested pension benefit is paid to the beneficiary

Notes:

1.	Retirement

Post-retirement benefits include health, dental, accidental death and dismemberment, and life insurance. Benefits are provided only if the executive is at least 57 years old with at least 10 years of service when he retires. A supplemental amount of $1,000 per month is paid until age 65, if the executive retires and is at least 57 years old with 10 years of service.

Mr. Assie retired on December 31, 2010.

2.	Resignation

Mr. Grandey, Mr. Goheen and Mr. Chad are eligible for early retirement and therefore do not qualify for the compensation that is paid if a senior executive resigns.

3.	Termination without cause

The notice period for Mr. Grandey, Mr. Goheen and Mr. Chad is two years or the period remaining until age 65, whichever is earlier. As Mr. Grandey will be 65 in June 2011, his notice period was six months at December 31, 2010. The notice period for Mr. Gitzel is 18 months or the period remaining until age 65, whichever is earlier until June 30, 2011. After that, the notice period is two years or the period remaining until age 65, whichever is earlier.

4.	Termination without cause within 12 months of a change of control

According to the ENL Reorganization Act, no person, alone or together with associates may hold, beneficially own or control, directly or indirectly, more than 25% of Cameco’s voting shares that can be cast to elect the directors. Because of the legislated restrictions on share ownership, there would have to be an act of federal parliament for anyone to hold more than 25% of our voting shares. For Mr. Grandey, change of control is defined as an entity holding 35% or more of our voting shares, transfer or lease of substantially all of the company’s assets, dissolution or liquidation of the company, or the board deciding that a change of control has occurred. For Mr. Goheen, Mr. Gitzel and Mr. Chad, change of control is the same except that an entity must hold 50% or more of our voting shares.

5.	Options

Upon termination without cause within 12 months of a change of control, any unvested stock options vest immediately and the executive has two years to exercise them. For stock options that had already vested prior to termination, the executive must exercise them within the notice period (6 months for Mr. Grandey, 18 months for Mr. Gitzel and two years for the other named executives ,or the period remaining until age 65, whichever is earlier).

2011 management proxy circular     77

The table below shows the incremental values that would be paid to the named executives if any of them had been terminated on December 31, 2010 and includes a situation of termination without cause with a change of control. Cameco has legislated ownership restrictions under the ENL Reorganization Act. While a change of control is possible, it would require an act of parliament as discussed in note 4 of the pervious table. As Mr. Assie retired in 2010, only the incremental consequences of his retirement are included in the table.

	Severance	STI bonus[1]	Options[2]	PSUs[3]	Benefits[4]	Pension[5]	Total payout
Type of termination	($)	($)	($)	($)	($)	($)	($)

Gerald Grandey CEO
Retirement[6]	nil	nil	nil	nil	61,200	nil	61,200
Termination without cause	509,750	407,800	nil	nil	45,800	61,500	1,024,850
Termination without cause with a change of control	509,750	407,800	3,490,400	3,546,400	45,800	61,500	8,061,650
Termination with cause	nil	(2,000,000)	nil	(2,640,730)	nil	nil	(4,640,730)
Death	nil	nil	nil	nil	2,039,000	(2,926,500)	(887,500)
Kim Goheen Senior Vice-President and CFO
Retirement[6]	nil	nil	nil	nil	nil	nil	nil
Termination without cause	966,600	483,300	nil	nil	29,100	309,100	1,788,100
Termination without cause with a change of control	966,600	483,300	1,080,700	926,900	29,100	309,100	3,795,700
Termination with cause	nil	(351,000)	nil	(799,820)	nil	nil	(1,150,820)
Death	nil	nil	nil	nil	966,600	(645,900)	320,700
Timothy Gitzel President
Resignation[7]	nil	(715,000)	nil	(1,009,190)	nil	nil	(1,724,190)
Termination without cause	1,050,000	682,500	nil	nil	18,800	279,100	2,030,400
Termination without cause with a change of control	1,050,000	682,500	1,401,300	1,370,200	18,800	279,100	4,801,900
Termination with cause	nil	(715,000)	nil	(1,009,190)	nil	nil	(1,724,190)
Death	nil	nil	nil	nil	1,122,000	56,700	1,178,700
George Assie Senior Vice-President, Marketing and Business Development
Retirement[6]	nil	nil	nil	nil	186,700	nil	186,700
Gary Chad Senior Vice-President, Governance, Law and Corporate Secretary
Retirement[6]	nil	nil	nil	nil	191,800	nil	191,800
Termination without cause	907,800	408,510	nil	nil	30,800	143,500	1,490,610
Termination without cause with a change of control	907,800	408,510	658,850	483,600	30,800	143,500	2,633,060
Termination with cause	nil	(298,000)	nil	(444,050)	nil	nil	(742,050)
Death	nil	nil	nil	nil	907,800	(1,547,500)	(639,700)

78     cameco corporation

Notes:

1.	STI bonus

When the executive resigns or is terminated for cause, he forfeits any outstanding STI bonus payment. We calculated the payment that he is forfeiting based on the STI bonus determined in 2011 for 2010 performance.

2.	Options

The named executives only receive an incremental benefit on their options when there is a termination without cause with a change of control. Currently under the ENL Reorganization Act, a change of control for Cameco is not permitted. The amount shown is the in-the-money value at December 31, 2010 of all unvested options which would vest upon a termination without cause with a change of control.

3.	PSUs

When there is a retirement, termination without cause or termination without cause with a change of control, the named executives may receive an incremental benefit for any outstanding PSUs, to account for the fact that our corporate performance may be better at the end of the year of termination, than it turns out to be at the end of the original three-year vesting period. In the table, we have assumed that the performance multiplier at the end of the assumed year of termination and at the end of the original three-year vesting period are the same so there is no incremental benefit at retirement, termination without cause or death.

When the executive resigns or is terminated for cause, he forfeits any payment. To determine the amount forfeited, we calculated the payout of the outstanding PSUs based on the results to date and the average share price over the first 20 trading days of 2011 of $39.13, as required under the PSU plan for a mid-term payout.

When the executive is terminated without cause with a change of control, all outstanding PSUs vest immediately at target, and are paid out on the termination date of December 31, 2010. The calculation in this situation is based on a share price of $40.30, the closing price of a Cameco common share on the TSX on December 31, 2010.

4.	Benefits

Post-retirement benefits include health, dental, accidental death and dismemberment, and life insurance. Benefits are provided only if the executive is at least 57 years old with at least 10 years of service when he retires. Mr. Goheen and Mr. Gitzel are not eligible for post-retirement benefits because they had not reached the age of 57 on December 31, 2010.

5.	Pension

The incremental pension benefit is the difference between the commuted value on termination and the commuted value on retirement at December 31, 2010. If the commuted value on termination is less than the commuted value when the executive retires (or resigns in Mr. Gitzel’s case), his pension benefit is negative.

The table below shows the commuted values for retirement (resignation in the case of Mr. Gitzel). We estimated these values using the Canadian Institute of Actuaries’ Standard Practice for Determining Pension Commuted Values, and assumed:
•	100% vesting

•	the executive’s age or age 55, whichever is later

•	no salary increase after December 31, 2010

•	a discount rate of 3.3% each of the next 10 years and 5.0% each year thereafter for Canadian and US liabilities

•	benefits are pre-tax.

Commuted value	For retirement	On December 31, 2010

The commuted values are based on assumptions representing entitlements in the employment agreements, and these may change over time. The methods we use may not be exactly the same as those used by other companies, so you may not be able to compare our figures directly with those of other companies.	Gerald Grandey	$7,282,000
	Kim Goheen	$2,588,200
	George Assie	$6,409,100
	Gary Chad	$3,758,400

	For resignation

	Timothy Gitzel	$627,300

6.	Retirement

The termination on resignation estimate does not apply to Mr. Grandey, Mr. Goheen and Mr. Chad because they are all eligible to retire, and a resignation by any one of them would be treated as a retirement.

Mr. Assie retired on December 31, 2010.

7.	Resignation

Based on his terms of employment in effect on December 31, 2010, if Mr. Gitzel had voluntarily ended his employment on December 31, 2010, it would have been regarded as a resignation because of his age. Mr. Gitzel would not receive a severance. He would have been required to give three months notice prior to resignation. We can waive this notice if we pay three months’ base salary, or $175,000. The table assumes that we did not waive the notice period.

2011 management proxy circular     79

5	How our executive compensation aligns with share performance
The graph below compares the performance of Cameco shares over the last five years (including reinvestment of dividends) to the performance of the S&P/TSX Composite Total Return Index. It shows what $100 invested in Cameco shares and the index at the end of 2005 would be worth at the end of each of the last five years.
The bar chart shows the trend in total compensation paid to our named executives over the same period. It tracks closely with our share performance in three of the last five years. The exceptions were in 2006 and 2008:
•	our share performance was very strong in 2006, but total compensation was less than 2005 because of the water inflow at Cigar Lake

•	our share performance declined in 2008, but total compensation was higher than 2007 because of exceptionally strong financial results. We reduced the short-term incentive bonus because we did not meet two key operational objectives. Since we grant long-term incentives early in the year, the 2008 LTI awards were paid before the significant downturn in the market, and had a higher grant date value than in 2007.
The value of total compensation for the named executives increased in 2010 because of our excellent results. See the Executive summary starting on page 52 for more information.

	2005	2006	2007	2008	2009	2010

Cameco	$100	$128	$108	$58	$94	$113
S&P/TSX Composite Total Return Index	100	117	129	86	117	137
Grant date value of total compensation for the named executives (in $ millions)	16.5	11.5	10.3	11.7	10.7	15.7
The grant date value of total compensation for the named executives includes the total compensation we disclosed in our previous management proxy circulars:
•	salary

•	short-term incentive bonus

•	options (valued as of the grant date using the Black-Scholes model)

•	performance share units (valued as of the grant date based on the share price on the day before the grant and target awards)

•	annual pension service cost and all other compensation.
It does not include any perquisites, as they all fall below the threshold.
The named executives in the table and graph above include Mr. Grandey, Mr. Goheen, Mr. Assie and Mr. Chad for each of the last five years. Terry Rogers, the former chief operating officer who retired at the end of June 2006, was also a named executive in 2005 and 2006. Mr. Gitzel, who became the chief operating officer in January 2007, was also a named executive in 2007, 2008, 2009 and 2010.

80     cameco corporation

2010 results
Summary compensation table
The summary compensation table shows the base salary, incentive-based awards and other compensation awarded to the named executives in 2010.
See the table on page 56 for the 2011 compensation known to date.

					Non-equity
					incentive plan
					compensation
					($)
			Share-	Option	Annual
			based	based	incentive	Pension	All other	Total
Name and		Salary	awards[2]	awards[3]	plans[4]	value[5]	compensation[6]	compensation
principal position	Year	($)	($)	($)	($)	($)	($)	($)

Gerald W. Grandey	2010	1,019,500	1,387,200	2,104,900	2,000,000	314,900	n/a	6,826,500
CEO[1]	2009	999,500	774,800	1,215,600	963,000	251,700	n/a	4,204,600
	2008	986,000	970,750	1,347,000	553,000	290,500	412,611	4,559,861

O. Kim Goheen	2010	483,300	346,800	516,040	351,000	150,950	n/a	1,848,090
Senior Vice-President	2009	473,800	213,070	455,850	420,000	123,800	n/a	1,686,520
and CFO	2008	460,000	388,300	539,000	173,000	153,300	82,923	1,796,523

Timothy S. Gitzel	2010	643,750	578,000	814,800	715,000	160,550	n/a	2,912,100
President	2009	550,000	271,180	506,500	360,000	98,400	n/a	1,786,080
	2008	470,000	388,300	539,000	194,000	139,700	7,598	1,738,598

George B. Assie	2010	577,800	778,200	746,900	492,000	142,050	n/a	2,736,950
Senior Vice-President	2009	566,500	271,180	506,500	360,000	124,700	n/a	1,828,880
Marketing and Business Development	2008	550,000	388,300	606,000	227,000	146,400	226,269	2,143,969

Gary M.S. Chad	2010	453,900	173,400	271,600	298,000	132,500	n/a	1,329,400
Senior Vice-President	2009	445,000	116,220	303,900	220,000	110,100	n/a	1,195,220
Governance, Law and	2008	432,000	232,980	337,000	146,000	134,500	153,869	1,436,349
Corporate Secretary

Notes:

1.	Mr. Grandey’s title changed to CEO when Mr. Gitzel was appointed president on May 14, 2010.

2.	Share-based awards

These amounts reflect the grant date value of the actual number of PSUs originally awarded, using the closing price of a Cameco share on the TSX on the day before the grant. The number of PSUs that the named executives will actually earn can vary from 0 to 150% of the original number of PSUs granted, depending on performance (the board can pay up to 200% if performance is exceptional).

We awarded the following PSUs to the named executives in 2010 and 2009:

	May 26, 2010	March 1, 2010	March 16, 2009

Gerald Grandey		48,000	40,000
Kim Goheen		12,000	11,000
Timothy Gitzel		20,000	14,000
George Assie	10,000	18,000	14,000
Gary Chad		6,000	6,000

Grant price	$25.80	$28.90	$19.37

For purposes of financial statement disclosure, the PSUs were valued at $29.06 per unit for 2010 and $19.97 per unit for 2009 using a Monte Carlo pricing model. Currently the Monte Carlo model is considered the most appropriate way to value a plan with a relative market condition like total shareholder return. The total fair value of the PSUs is amortized into income over their three-year vesting period and the weighted average of the expected retirement dates of the named executives, whichever is lower.

2011 management proxy circular     81

The table below shows the difference between the grant date value for compensation purposes and the grant date fair value used for purposes of financial statement disclosure.

		Grant date	Grant date fair
	Total number of	value for	value for financial	Difference between the two values
	PSUs awarded to	compensation	statement	Difference	Total value of
	named executives	purposes	disclosure	per unit	difference
Grant date	(# of units)	($)	($)	($)	($)

May 26, 2010	10,000	25.80	29.06	3.26	32,600
March 1, 2010	104,000	28.90	29.06	0.16	16,640
March 16, 2009	85,000	19.37	19.97	0.60	51,000
March 4, 2008	61,000	38.83	38.83	0	0

PSUs granted:
•	in 2008 vested at 75% of target and paid out in shares, net of income tax, in March 2011

•	in 2007 vested at 63.85% of target and paid out in shares, net of income tax, in December 2009

•	in 2006 vested at 50% of target and paid out in shares, net of income tax, in December 2008.

See the 2010 PSU payout table on page 72 for more information.

3.	Option-based awards

The table below shows the number of options granted to the named executives over the last three years and the corresponding grant date valuations:

	March 1, 2010	March 16, 2009	March 4, 2008

Gerald Grandey	155,000	120,000	100,000
Kim Goheen	38,000	45,000	40,000
Timothy Gitzel	60,000	50,000	40,000
George Assie	55,000	50,000	45,000
Gary Chad	20,000	30,000	25,000

Grant date valuation	$13.58 per option	$10.13 per option	$13.47 per option

In March of 2010, 2009 and 2008, the human resources and compensation committee reviewed estimates of the value of the options on the grant dates that were prepared by its compensation consultant. It then recommended to the board the number of options to grant, which the board approved. The compensation consultant used the Black-Scholes option-pricing model and the following key assumptions:

	Dividend
	yield	Volatility	Risk-free rate	Expected life	Exercise price
	(%)	(%)	(%)	(years)	($)

2010	0.94	44.0	2.8	8	28.90
2009	1.20	52.5	3.0	8	19.37
2008	0.40	32.1	3.8	5.5	38.83

As this approach may not be identical to that used by other companies and is sensitive to the assumptions used, the figures may not be directly comparable across companies, however, a consistent approach has been used for compensation valuation purposes. In 2008 the expected life assumption was different from previous and subsequent years, and was based on Mercer (Canada) Limited’s analysis of the expected life of Cameco options and options issued by companies in the compensation peer group. They calculated it by adding the actual term (eight years) to the vesting period (three years), and dividing in half.

For purposes of financial statement disclosure, options awarded in 2010 were valued at $8.74, in 2009 at $5.60, and in 2008 at $11.90 each on the date of the grant. We used the Black-Scholes option-pricing model all three years and the following key assumptions:

	Dividend yield	Volatility	Risk-free rate	Expected life	Exercise price
	(%)	(%)	(%)	(years)	($)

2010	0.97	36.0	2.2	4.5	28.90
2009	1.24	36.0	1.76	4.5	19.37
2008	0.60	39.0	2.9	3.5	38.83

These accounting value assumptions are different from the compensation value assumptions in the calculations above. The human resources and compensation committee uses the compensation valuation method because it allows for a better comparison with market peers.

The accounting value assumptions are based on our own internal research and past experience of how employees exercise their options. The difference between the two models is:
•	2010 — $4.84 per option granted, or $1,587,520 for the 328,000 options granted to the named executives

•	2009 — $4.53 per option granted, or $1,336,350 for the 295,000 options granted to the named executives

•	2008 — $1.57 per option granted, or $392,500 for the 250,000 options granted to the named executives.

82     cameco corporation

For purposes of financial statement disclosure, the options were amortized over their three-year vesting period or the weighted average of the years to expected retirement of the named executives, whichever was lower.

4.	Annual incentive plans

These amounts were earned in the fiscal year shown and were paid in the following fiscal year. The amount for Mr. Goheen in 2009 includes a one-time discretionary bonus of $150,000 for his role in the divestiture of Cameco’s interest in Centerra Gold Inc.

5.	Pension value

Pension value for Mr. Goheen, Mr. Assie and Mr. Gitzel includes company contributions under the registered defined contribution pension plan, plus the projected value of the pension earned in 2010 for service credited under the supplemental executive pension plan. Pension value for Mr. Grandey and Mr. Chad includes the projected value of the pension earned in 2010 for service credited under the registered defined benefit plan and the supplemental executive pension plan.

6.	All other compensation

This amount does not include perquisites and other personal benefits because they total less than $50,000 and less than 10% of the annual salary for any of the named executives. Perquisites are valued at the cost to Cameco.

For 2008 this represents vacation time that was paid to the named executives in February 2008, for time that had accrued over many years. Since accrued vacation time had grown to a significant amount, we decided to make a one-time payment to all employees who had banked vacation time in excess of our policy. We have revised our vacation policy so employees cannot bank vacation time in excess of what the policy allows (subject to exceptions that might be granted from time to time), to avoid such a liability in the future.

2011 management proxy circular     83

Incentive plan awards
The table below shows the total unexercised option and share awards granted to our named executives as of December 31, 2010.

						Share-based
		Option-based				awards
		awards				Number of	Market or
		Number of				shares or	payout value
		securities			Value of	units of	of share-
		underlying	Option	Option	unexercised	shares that	based awards
	Grant	unexercised	exercise	expiry	in-the-money	have not	that have not
	date	options[1]	price[1]	date	options	vested	vested[2]
Name	(mm/dd/yyyy)	(#)	($)	(mm/dd/yyyy)	($)	(#)	($)

Gerald Grandey	03/04/2004	186,000	10.51	03/03/2012	5,540,382
	03/02/2005	210,000	27.04	03/01/2013	2,784,600
	03/10/2006	86,000	41.00	03/09/2014	0
	03/30/2007	40,000	46.88	03/29/2015	0
	03/04/2008	100,000	38.83	03/03/2016	147,000
	03/16/2009	120,000	19.37	03/15/2017	2,511,600	40,000	0
	03/01/2010	155,000	28.90	02/28/2018	1,767,000	48,000	0
Total		897,000			12,750,582	88,000	0

Kim Goheen	03/02/2005	30,000	27.04	03/01/2013	397,800
	03/10/2006	46,000	41.00	03/09/2014	0
	03/30/2007	25,000	46.88	03/29/2015	0
	03/04/2008	40,000	38.83	03/03/2016	58,800
	03/16/2009	30,000	19.37	03/15/2017	627,900	11,000	0
	03/01/2010	38,000	28.90	02/28/2018	433,200	12,000	0
Total		209,000			1,517,700	23,000	0

Timothy Gitzel	03/30/2007	10,000	46.88	03/29/2015	0
	03/04/2008	40,000	38.83	03/03/2016	58,800
	03/16/2009	50,000	19.37	03/15/2017	1,046,500	14,000	0
	03/01/2010	60,000	28.90	02/28/2018	684,000	20,000	0
Total		160,000			1,789,300	34,000	0

George Assie[3]	03/10/2006	54,000	41.00	12/31/2013	0
	03/30/2007	30,000	46.88	12/31/2013	0
	03/04/2008	45,000	38.83	12/31/2013	66,150
	03/16/2009	33,333	19.37	12/31/2013	697,660
	03/01/2010	55,000	28.90	12/31/2013	627,000
Total		217,333			1,390,810	0

Gary Chad	03/10/2006	40,000	41.00	03/09/2014	0
	03/30/2007	20,000	46.88	03/29/2015	0
	03/04/2008	25,000	38.83	03/03/2016	36,750
	03/16/2009	20,000	19.37	03/15/2017	418,600	6,000	0
	03/01/2010	20,000	28.90	02/28/2018	228,000	6,000	0
Total		125,000			683,350	12,000	0

Notes:

1.	The number of options and exercise prices have been adjusted to reflect stock splits of Cameco shares.

2.	These awards are subject to performance conditions and valued at the minimum possible payout.

3.	Mr. Assie retired on December 31, 2010. Under the PSU plan, all of his PSUs for 2008, 2009 and 2010 vested and he was paid a prorated amount in 2011 for the portion of the three-year period that he had worked. The payout was made in cash, net of tax, and was based on performance against the targets as of December 31, 2010. Mr. Assie therefore had no unvested PSUs as of December 31, 2010.

84     cameco corporation

The table below shows the:
•	total value of the named executive’s options when they vested during 2010
•	share-based awards that vested at the end of 2010 and were paid out in 2011
•	short-term incentive award earned in 2010 and paid in 2011.

	Option-based awards –	Share-based awards –	Non-equity incentive plan
	value during the	value vested during	compensation – value earned
	year on vesting	the year	during the year
Name	($)	($)	($)

Gerald Grandey	(250,942)	747,938	2,000,000
Kim Goheen	(166,142)	299,175	351,000
Timothy Gitzel	(56,539)	299,175	715,000
George Assie	(200,597)	1,350,189	492,000
Gary Chad	(125,669)	179,505	298,000

The amounts for:
•	option-based awards reflect the pre-tax value that the executives would have realized if they had exercised their options that vested in 2010, on the date they vested. Options that had a negative value at the time of vesting are included in the calculation of these figures.
•	share-based awards are the values of the PSUs that were granted in 2008, vested at December 31, 2010 and were paid out on March 1, 2011 at $39.53 (the closing price of our common shares on the TSX on the day immediately before the grant). The compensation value we previously disclosed for these PSUs was based on the target number of PSUs multiplied by the share value on their grant date. The named executives realized 77% of the grant date value of the PSUs that were granted as part of their total compensation for 2008.

In addition, Mr. Assie received prorated payouts for the portion of 2009 and 2010 PSUs he was entitled to upon his retirement in 2010. The payments were made in 2011 at $39.13 (the average price of our common shares on the TSX for the first 20 trading days in 2011). The 10,000 PSUs that were awarded to Mr. Assie in 2010 as a retention bonus vested on December 31, 2010 at a weighted average price of $37.10 per unit.

•	non-equity incentive plan compensation are the STI payments for 2010 that were paid in 2011.
Securities authorized for issue under equity compensation plans
The table below shows the equity securities authorized for issue from treasury under our compensation plans at the end of 2010:

Number of securities remaining
	Number of securities to		available for future issue under
	be issued upon exercise	Weighted-average exercise	equity compensation plans
	of outstanding options,	price of outstanding	(excluding securities reflected in
	warrants and rights	options, warrants and rights	column (a))
Plan category	(a)	(b)	(c)

Equity compensation plans approved by security holders	7,552,379	$47.46	9,364,580
Equity compensation plans not approved by security holders	—	—	—

Total	7,552,379	$47.46	9,364,580

Of the 7,552,379 options outstanding at December 31, 2010, 4,814,761 were exercisable and 2,737,618 were not.
The total number of Cameco shares that can be issued under the option plan and other compensation arrangements must be less than 43,017,198 (10.9%) of our total and outstanding common shares as of March 7, 2011.

2011 management proxy circular     85

The table below gives details about the number of shares under our stock option plan at the end of 2010 and as of March 7, 2011. The burn rate is the number of options issued in 2010 (1,515,945), expressed as a percentage of the 394,351,043 Cameco shares that were issued and outstanding as at December 31, 2010.

As of December 31, 2010

Number of options available for issue under the option plan and other compensation arrangements	9,364,580
Number of options issued in 2010 under the option plan and other compensation arrangements	1,515,945
2010 Burn rate	0.38%

As of March 7, 2011

Number (%) of our shares issued and outstanding to be issued when outstanding options under the option plan are exercised	7,207,801 (1.8%)
Number (%) of our issued and outstanding shares still available for issue under the option plan	9,422,583 (2.4%)

Total dilution rate	4.2%

The table below shows other activity in the option plan since it was introduced in 1992:

Maximum initial share reserve (August 15, 1995)	31,460,418
Increase in the reserve (June 12, 2006)	11,556,780

Total shares issued under the plan (as at the close of business on March 7, 2011)	27,907,940

Total shares issued under the plan / total shares issued and outstanding (as at the close of business on March 7, 2011)	7.1%

Total shares issued and outstanding (as at the close of business on March 7, 2011)	394,645,418

Retirement plan benefits
Defined benefit plan
Mr. Grandey and Mr. Chad are the only named executives who participate in our registered defined benefit plan. The plan is being phased out and will only exist for as long as the current members, retirees and their spouses are entitled to receive benefits. No new members have been added to the plan since 1997 and none will be added in the future.
The Income Tax Act (Canada) limits the annual benefits that can be accrued under a defined benefit plan. The limit for 2010 was $2,494 for each year of credited pensionable service, and pension benefits cannot be earned on the portion of salaries above approximately $124,722 per year.
Defined contribution plan
All of our regular, full-time employees participate in our registered defined contribution plan as of December 31, 2010, except for Mr. Grandey and Mr. Chad who participate in our registered defined benefit plan.
Under the Income Tax Act (Canada), the plan had a contribution limit of $22,450 in 2010, based on a salary of approximately $187,083.
Supplemental executive pension plan
The supplemental defined benefit plan is aimed at attracting and retaining talented executives over the longer term. The plan is designed to provide a retirement income that is consistent with the executive’s salary and to offset the strict limits of registered pension plans under the Income Tax Act (Canada).
All of our executives and certain officers of wholly owned subsidiaries participate in this plan, but they must also participate in either our defined benefit plan or defined contribution plan. The plan had 20 active members as at December 31, 2010, with 20 retirees and spouses of deceased retirees who were receiving a pension, two former members with deferred entitlements and three former members with pending entitlements.

86     cameco corporation

Under the plan, executives and officers of certain subsidiaries receive overall benefits calculated as follows:

	1.8% of average of three highest years of base salary (excluding bonuses and taxable benefits)	For the CEO, president and senior vice-presidents for years of service after January 1, 1998, the overall benefits that would be paid under the program are calculated using 3% of the average of the three highest years of base salary (excluding bonuses and taxable benefits).
x	number of years of credited service
–	benefits payable under the base plan
=	overall benefits under the supplemental plan
The supplemental plan only provides benefits based on actual years of service with us up to the date of termination, or until the end of the notice period for termination without cause. It is only calculated on base salary, and does not include bonuses as part of the pensionable earnings, as other companies often do. The plan does not allow past service credits or any kind of accelerated service. Full benefits are paid at the normal retirement age of 65, but they can start at 60 years of age if the person has 20 years of service. There are no social security or other deductions.
We fund the supplemental plan each year, except for benefits for participants who are US taxpayers, including two named executives. These benefits are unfunded, and this liability was approximately $7,669,500 ($7,436,900 for the two named executives) as of December 31, 2010.
Early retirement
Mr. Grandey has reached the normal retirement age under our registered defined benefit plan, and is eligible to retire with full pension under this plan. Mr. Chad is within 10 years of the normal retirement age, so is eligible to retire early under the plan. If he retires early, he can either defer receiving the full pension until he reaches the normal retirement age under the plan, or receive his pension, less 0.25% times the total number of months until he reaches the normal retirement age.
Under our registered defined contribution plan, members can transfer their account balance or begin receiving a benefit any time after termination, so early retirement does not apply. Mr. Goheen and Mr. Gitzel are members of this plan. Mr. Assie was a member of this plan prior to his retirement.
Under our supplemental executive pension plan, although none of the named executives are eligible yet to retire with full pension under this plan, they can take early retirement starting at age 55. This gives them the option to either:
•	defer receiving their full pension until they reach the defined age under the plan which is i) at least 60 with at least 20 years of continuous employment or ii) 65, whichever is earlier; or
•	receive the pension, less 0.25% times the total number of months until they reach the defined age.
Executive pension value disclosure
The table below shows the estimated annual pension service costs for the defined benefit plans and Cameco’s contribution to the defined contribution plans as the compensatory change. It also shows the accrued pension obligations and annual pension payable under our pension plans for each of the named executives.

		Number
		of years	Annual benefits		Accrued			Accrued
	Age	of	payable[1]		obligation		Non-	obligation
	at	credited	($)		at start of	Compensatory	compensatory	at year
	year	service	At year		year	change[2]	change[3]	end[4]
Name	end	(#)	end	At age 65	($)	($)	($)	($)

Gerald Grandey	64.5	18.00	480,800	504,700	5,356,700	314,900	473,300	6,144,900
Kim Goheen	56.9	13.87	191,600	313,100	1,897,900	150,950	296,650	2,345,500
Timothy Gitzel	48.7	3.98	62,900	341,800	466,300	160,550	116,550	743,400
George Assie	59.7	31.25	405,800	507,500	4,532,200	142,050	1,734,850	6,409,100
Gary Chad	59.1	20.13	230,000	315,900	2,534,900	132,500	356,000	3,023,400

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Notes:

1.	Annual benefits payable

Mr. Grandey and Mr. Chad participate in our registered defined benefit pension plan, and do not have any defined contribution costs.

Mr. Goheen and Mr. Gitzel participate in our registered defined contribution plan. Mr. Assie participated in this plan prior to his retirement. All of the named executives participate in our supplemental executive pension plan.

The annual benefits payable for Mr. Grandey and Mr. Chad include benefits under the registered defined benefit pension plan and the supplemental executive pension plan. The annual benefits payable for Mr. Goheen, Mr. Assie and Mr. Gitzel include benefits under the registered defined contribution pension plan and the supplemental executive pension plan. The defined contribution costs for Mr. Goheen, Mr. Assie and Mr. Gitzel are also included in the service cost as described under Compensatory change. The annual benefits payable do not take into account any early retirement reductions or vesting requirements.

The amounts under at age 65 are based on current compensation levels and assume accrued years of service to age 65 for each of the named executives. Under our supplemental executive pension plan, the named executives are eligible to retire at age 55, which would reduce the pension benefits they are entitled to receive.

The accrued obligation at start of year and the compensatory change are estimated totals that include our registered defined benefit pension plan, registered defined contribution pension plan and supplemental executive pension plan. They are based on assumptions representing entitlements in employment agreements that may change over time. The methods we used to determine these estimates may not be exactly the same as methods other companies use, so the figures may not be directly comparable.

We used the following key assumptions to estimate these benefit obligations:
•	100% vesting

•	a retirement age of 63 or one year after the valuation date if 63 years of age or older. The assumed retirement age of 63 is management’s best estimate for determining the accrued benefit obligation as at December 31, 2010, as reported in our financial statements.

•	salary increases of 4.5% each year

•	a discount rate of 5.5% each year for Canadian and US liabilities to determine the benefit obligation

•	a long-term rate of return on assets of 5.25% for the registered defined benefit pension plan and 6.0% for the invested assets of the supplemental executive pension plan

•	benefits are pre-tax.

See note 23 to our audited 2010 financial statements (in our 2010 annual financial review and also on our website) for more information about our pension plans.

2.	Compensatory change is the value of the projected pension earned from January 1, 2010 to December 31, 2010 for our registered defined benefit pension plan, registered defined contribution pension plan and supplemental executive pension plan.

3.	Non-compensatory change includes changes such as changes in assumptions (other than those used to estimate the compensatory change), employee contributions and interest on the accrued obligation at the start of the year.

4.	Accrued obligation at year end is the value of the named executive’s projected pension earned for service up to December 31, 2010 under our registered defined benefit pension plan, registered defined contribution pension plan and supplemental executive pension plan. The pension amounts for Mr. Goheen, Mr. Assie and Mr. Gitzel equal the value of their accumulated contributions under the registered defined contribution pension plan, supplemented by amounts based on final average earnings and service under the supplemental executive pension plan (a defined benefit plan).
Loans to executives
As of March 7, 2011, we and our subsidiaries had no loans outstanding to our current or former named executives, except routine indebtedness as defined under Canadian securities laws.

88     cameco corporation

Developments in 2011
2011 compensation to date
Based on continued strong performance in 2010 and an analysis of market data, the human resources and compensation committee positioned total direct compensation at the median of the compensation comparator group.
Base salary
The named executives received an average increase of 2.0%, which is below the average increase for executive salaries nationally and estimates for Saskatchewan and other provinces. The committee also reviewed additional data on companes in our compensation peer group when it reviewed the base salaries of all the named executives and, on the committee’s recommendation, the board decided to place more emphasis on variable compensation in 2011.
George Assie did not receive an increase in base salary for 2011 because he retired on December 31, 2010. Timothy Gitzel will become president and CEO on July 1, 2011, and his base salary will increase to $900,000 as of that date.

	2011 base salary		2010 base salary
		% increase
Name and position	$	from 2010	$

Gerald Grandey	1,040,000	2.0	1,019,500
CEO
Kim Goheen	493,000	2.0	483,300
Senior Vice-President and CFO
Timothy Gitzel	714,000 / 900,000	2.0 / 28.6	700,000
President
George Assie	n/a	n/a	577,800
Senior Vice-President, Marketing and Business Development
Gary Chad	463,000	2.0	453,900
Senior Vice-President, Governance, Law and Corporate Secretary
Short-term incentive
To align our direct compensation packages for executives with our compensation peer group and market compensation levels, in 2011, the board, on the recommendation of the human resources and compensation committee, approved increasing the STI targets for each executive position. The table below shows the STI targets for the named executives. When Mr. Gitzel becomes president and CEO on July 1, 2011, his STI target will increase further to 95%.

	2011 STI target of	2010 STI target of
Name and position	base salary	base salary

Gerald Grandey	95%	80%
CEO
Kim Goheen	60%	50%
Senior Vice-President and CFO
Timothy Gitzel	70% / 95%	65%
President
George Assie	n/a	55%
Senior Vice-President, Marketing and Business Development
Gary Chad	50%	45%
Senior Vice-President, Governance, Law and Corporate Secretary
Long-term incentives
In 2011 on the recommendation of the human resources and compensation committee, the board approved assigning fixed target percentages for each executive position. This aligns with the practice of the majority of our compensation peer group.
The fixed targets were based on a review of the current market data available, and set near the median of the market data. The table below shows the LTI fixed targets for the named executives. Mr. Gitzel’s target will not change when he becomes president and CEO on July 1, 2011.

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	2011 LTI target of	2010 target range of
Name and position	base salary	base salary

Gerald Grandey	300%	300% to 450%
CEO
Kim Goheen	200%	150% to 225%
Senior Vice-President and CFO
Timothy Gitzel	300%	250% to 400%
President
George Assie	n/a	175% to 265%
Senior Vice-President, Marketing and Business Development
Gary Chad	150%	80% to 120%
Senior Vice-President, Governance, Law and Corporate Secretary

When Mr. Gitzel becomes president and CEO on July 1, 2011, he will receive a retention incentive consisting of 50,000 stock options that vest over three years, and 70,000 restricted share units that will not vest until July 1, 2014.
Options and PSUs were awarded to the named executives on March 1, 2011, after we released our 2010 results. While our 2010 performance is taken into consideration, we grant these long-term incentives to motivate executives to help us meet our performance targets over the coming years, and to tie a portion of their future compensation to our longer term performance.
The table below shows the options and PSUs that were granted to our named executives in March 2011. The options vest over three years, and have an exercise price of $39.53 for a period of eight years. The PSUs vest at the end of a three-year period and have a grant date value of $39.53 per unit, based on the closing price of Cameco shares on the TSX on the day before the grant.
The expected value of the long-term compensation awards is made up of 60% options and 40% PSUs.

	Securities	Value of
	under	options				Value of	Date when
	options	on date of	Exercise	Expiry	PSUs	PSUs	performance
	granted	grant[1]	price	date	granted[2]	granted[3]	period matures
Name	(#)	($)	($/security)	(mm/dd/yyyy)	(#)	($)	(mm/dd/yyyy)

Gerald Grandey	100,000	1,699,790	39.53	02/28/2019	25,000	988,250	12/31/2013
Kim Goheen	35,000	594,927	39.53	02/28/2019	10,000	395,300	12/31/2013
Timothy Gitzel	75,000	1,274,843	39.53	02/28/2019	25,000	988,250	12/31/2013
George Assie	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Gary Chad	25,000	424,948	39.53	02/28/2019	8,000	316,240	12/31/2013

Notes:

1.	Value of options

Options granted on March 1, 2011 are valued at approximately $17.00 per option using the Black-Scholes option-pricing model. The compensation consultant used the following key assumptions in the model when comparing companies:

Dividend yield	Volatility	Risk-free rate	Expected life	Exercise price
(%)	(%)	(%)	(years)	($)
0.9	50.1	1.5	5.5	39.53

In its analysis for the human resources and compensation committee, the compensation consultant estimated the expected value of Cameco’s options using the expected life of the option (average of a full term of eight years and a three-year vesting period). This approach is consistent with the majority of companies in our compensation peer group and is sensitive to the assumptions used, the figures may not be directly comparable across companies, but for compensation valuation purposes a consistent approach has been used. The exercise price of $39.53 per option was based on the closing price of Cameco shares on the TSX on the day immediately before the grant.

2.	PSUs granted

The amounts reflect 100% of the original number of PSUs awarded and have not been adjusted to reflect performance. The actual number of PSUs earned can vary from 0 to 150% of the original number granted based on corporate performance (and up to 200% for exceptional performance).

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3.	Value of PSUs granted

The amounts represent the number of PSUs granted to each named executive, multiplied by $39.53, the closing price of Cameco shares on the TSX on the day immediately before the grant.

The PSUs granted on March 1, 2011 are for the three-year performance period from January 1, 2011 to December 31, 2013. The payout will be following the end of the performance period, pro-rated for the period during the three years he was an employee, unless the named executive leaves the organization earlier because of retirement, death or termination without cause. If the named executive leaves Cameco because of a change of control, then all of the unvested PSUs will vest and be paid out at their target value. If he resigns or is terminated with cause, all of his PSUs are cancelled and he forfeits the payout.
Shareholder proposals
Shareholders who meet eligibility requirements under the Canada Business Corporations Act (CBCA) can submit a shareholder proposal as an item of business for our annual shareholder meeting in 2012.
Proposals must be submitted to our corporate secretary by January 6, 2012 for next year’s annual meeting. Only shareholder proposals that comply with the CBCA requirements received by that date, and our responses, will be printed in the management proxy circular we send to shareholders next spring.
Other information
Information available online
A number of our documents are available on our website (cameco.com), SEDAR (sedar.com) and EDGAR (sec.gov/edgar.shtml) including:
•	2010 annual financial review which includes the audited financial statements and MD&A for the most recently completed financial year
•	our most recent annual information form, which has additional information about our audit committee on pages 119-120, the audit committee charter in Appendix A, and other information required by Canadian securities regulators.
Our code of conduct and ethics, our articles of incorporation and the bylaws, and all of the board committee mandates are also available on our website.
Filings with the US Securities and Exchange Commission (SEC) can be accessed under Filings and forms on the SEC website (sec.gov).
Documents available in print
You can request a printed copy of the following documents at no charge from our corporate secretary:
•	our 2010 annual financial review which includes the audited financial statements and MD&A for the most recently completed financial year
•	any subsequent quarterly reports
•	our most recent annual information form
•	our code of conduct and ethics.

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Appendix A
Interpretation
For the purposes of this Circular:
a person is an “associate” of another person if:
i.	one is a corporation of which the other is an officer or director;
ii.	one is a corporation that is controlled by the other or by a group of persons of which the other is a member;

iii.	one is a partnership of which the other is a partner;

iv.	one is a trust of which the other is a trustee;

v.	both are corporations controlled by the same person;

vi.	both are members of a voting trust or parties to an arrangement that relates to voting securities of the Corporation; or

vii.	both are at the same time associates, within the meaning of any of (i) to (vi) above, of the same person;
provided that:
viii.	if a resident associated with a non-resident submits to the Board of Directors of the Corporation a statutory declaration stating that no voting shares of the Corporation are held, directly or indirectly, for a non-resident, that resident and non-resident are not associates of each other, provided the statutory declaration is not false;

ix.	two corporations are not associates pursuant to (vii) above by reason only that each is an associate of the same person pursuant to (i) above;

x.	if any person appears to the Board to hold voting shares to which are attached not more than the lesser of four one-hundredths of 1% of the votes that may be cast to elect Directors of the Corporation and 10,000 such votes, that person is not an associate of any other person and no other person is an associate of that person in relation to those voting shares.
“beneficial ownership” includes ownership through a trustee, legal representative, agent or other intermediary.
“control” means control in any manner that results in control in fact, whether directly through ownership of securities or indirectly through a trust, an agreement, the ownership of any body corporate or otherwise.
“non-resident” means:
i.	an individual, other than a Canadian citizen, who is not ordinarily resident in Canada;

ii.	a corporation incorporated, formed or otherwise organized outside Canada;

iii.	a foreign government or agency thereof;

iv.	a corporation that is controlled by non-residents, directly or indirectly, as defined in any of (i) to (iii) above;

v.	a trust:
a.	established by a non-resident as defined in any of (ii) to (iv) above, other than a trust for the administration of a pension fund for the benefit of individuals, a majority of whom are residents; or

b.	in which non-residents as defined in any of (i) to (iv) above have more than 50% of the beneficial interest; or
vi.	a corporation that is controlled by a trust described in (v) above.
“person” includes an individual, corporation, government or agency thereof, trustee, executor, administrator, or other legal representative.
“resident” means an individual, corporation, government or agency thereof or trust that is not a non-resident.
The foregoing definitions are summaries only and are defined in their entirety by the provisions of the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) and the Articles of the Corporation.

92     cameco corporation

Appendix B
Board mandate
PURPOSE
The purpose of the board of directors (“board”) is to supervise the management of the business and affairs of the corporation. The board of directors will discharge this responsibility by developing and determining policy by which the business and affairs of the corporation are to be managed and by overseeing the management of the corporation.
COMPOSITION
The board is elected by the shareholders at the annual meeting of the shareholders of the corporation. The board shall appoint the chair annually from among its non-executive independent members. As fixed by the articles of the corporation, the board shall consist of at least three and not more than fifteen members. A majority of the directors shall be resident Canadians.
A majority of the directors shall be independent pursuant to standards for independence adopted by the board (as provided in Appendix A to this mandate).
MEETINGS
The board will schedule at least six regular meetings annually and as many additional meetings as necessary to carry out its duties effectively. The board will hold special meetings at least once a year to specifically discuss strategic planning and strategic issues.
A meeting of the board may be called by the chair, the chief executive officer or any two directors. The corporate secretary shall, upon the direction of any of the foregoing, arrange a meeting of the board. Notice of the time and place of each meeting of the board must be given to each director either by personal delivery, electronic mail, facsimile or other electronic means not less than 48 hours before the time of the meeting or by mail not less than 96 hours before the date of the meeting. Board meetings may be held at any time without notice if all of the directors have waived or are deemed to have waived notice of the meeting.
A majority of the members of the board, or such other number as the directors may by resolution determine, shall constitute a quorum. No business may be transacted by the board except at a meeting of its members at which a quorum of the board is present. Each director is expected to attend all meetings of the board. A director who is unable to attend a board meeting in person may participate by telephone or teleconference.
At board meetings, each director is entitled to one vote and questions are decided by a majority of votes of the directors present. In case of an equality of votes, the chair of the meeting does not have a second or casting vote. The corporate secretary acts as secretary to the board. In the absence of the corporate secretary, the board may appoint any other person to act as secretary.
The board may invite such officers and employees of the corporation as it may see fit from time to time to attend at meetings of the board and assist thereat in the discussion and consideration of any matter.
DUTIES AND RESPONSIBILITIES
1.	The board of directors has specific responsibilities for the following, which do not, in any way, limit or comprehensively define its overall responsibility for the stewardship of the corporation:
a.	selection, appointment, evaluation and if necessary the termination of the chief executive officer;

b.	satisfying itself as to the integrity of the senior executives of the corporation and as to the culture of integrity throughout the corporation;

c.	succession planning, including appointing, counselling and monitoring the performance of executive officers;

d.	oversight of the human resources policies of the corporation and while taking into account the views and recommendations of the human resources and compensation committee, approval of the compensation of the chief executive officer and the other executive officers;

e.	adoption of an annual strategic planning process, approval of annual strategic plans and monitoring corporate performance against those plans;

f.	approval of periodic capital and operating plans and monitoring corporate performance against those plans;

g.	oversight of the policies and processes which identify the corporation’s principal business risks, and the systems in place to mitigate these risks;

h.	policies to require ethical behaviour of the corporation and its directors and employees, and compliance with laws and regulations;

i.	oversight of the policies and processes for the implementation and integrity of the corporation’s internal control and management information systems and its financial reporting;

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j.	assessment of the effectiveness of the board and its committees and overseeing the establishment of an appropriate orientation program for new directors and an education program for all directors;

k.	definition of the duties and the limits of authority of senior management, including approving a position statement for the chief executive officer;

l.	policies for disclosure of corporate information to facilitate effective communications with shareholders, other stakeholders and the public;

m.	health and safety and environmental policies and oversight of systems to enable compliance with these policies and all relevant laws and regulations;

n.	corporate governance including the relationship of the board of directors to management and taking reasonable steps to ensure the corporation has appropriate structures and procedures in place to permit the board of directors to effectively discharge its duties and responsibilities;

o.	calling meetings of shareholders and submission to the shareholders of any question or matter requiring approval of the shareholders;

p.	approval of directors for nomination and election, and recommendation of the auditors to be appointed at shareholders’ meetings, and filling a vacancy among the directors or in the office of the auditor;

q.	issuance of securities of the corporation;

r.	declaration of dividends and establishment of the dividend policy for the corporation;

s.	approval of the annual audited financial statements, quarterly financial statements and quarterly reports, management proxy circulars, takeover bid circulars, directors’ circulars, prospectuses, annual information forms and other disclosure documents required to be approved by the directors of a corporation under securities laws, regulations or rules of any applicable stock exchange;

t.	adoption, amendment or repeal of bylaws of the corporation;

u.	review and approval of material transactions not in the ordinary course of business; and

v.	other corporate decisions required to be made by the board of directors, or as may be reserved by the board of directors, to be made by itself, from time to time and not otherwise delegated to a committee of the board of directors or to the management of the corporation.
2.	Subject to the provisions of applicable law and the bylaws of the corporation, the responsibilities of the board of directors may be delegated, from time to time, to committees of the board of directors on such terms as the board of directors may consider appropriate.
ORGANIZATIONAL MATTERS
1.	The procedures governing the board shall be those in Parts 6 and 7 of the General Bylaws of the corporation.
2.	The board shall annually review and assess the adequacy of its mandate.
3.	The board shall participate in an annual performance evaluation.

94     cameco corporation

Appendix to the Board mandate
Definition of independent director and related definitions
In these guidelines:
1.	Following are the criteria for determining independence for purposes of membership on the board:
a.	“independent director” means a director who has no direct or indirect material relationship with the corporation. For this purpose, a material relationship means a relationship which could, in the view of the board, reasonably interfere with the exercise of a director’s independent judgment. Despite the foregoing, the following individuals are considered to have a material relationship with the corporation:
i.	an individual who is, or has been within the last three years, an employee or executive officer of the corporation;

ii.	an individual whose immediate family member is, or has been within the last three years, an executive officer of the corporation;

iii.	an individual who:
A.	is a partner of a firm that is the corporation’s internal or external auditor;

B.	is an employee of that firm; or

C.	was within the last three years a partner or employee of that firm and personally worked on the corporation’s audit within that time;
iv.	an individual whose immediate family member:
A.	is a partner of a firm that is the corporation’s internal or external auditor;

B.	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice; or

C.	was within the last three years a partner or employee of that firm and personally worked on the corporation’s audit within that time;
v.	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the corporation’s current executive officers serve or served at that same time on the entity’s compensation committee;

vi.	an individual who received, or whose immediate family member received, more than US $100,000 (or Cdn. $75,000 in the case of an immediate family member who is employed as an executive officer of Cameco Corporation) in direct compensation from the corporation during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the board or any board committee, or as a part-time chair or vice-chair of the board or any board committee, and fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the corporation if the compensation is not contingent in any way on continued service (and, for greater certainty, “direct compensation” does not include compensation received by an immediate family member for service as an employee of the corporation unless that immediate family member is an executive officer of Cameco Corporation);

vii.	an individual who is a current employee, or whose immediate family member is a current executive officer, of an entity that has made payments to, or received payments from, the corporation for property or services in an amount which, in any of the last three fiscal years, exceeds the greater amount of $1 million, or 2% of such other entity’s consolidated gross revenues; and

viii.	an individual who serves as an officer, director or trustee of a tax exempt organization, and the corporation’s discretionary charitable contributions to that organization exceed 1.5% of that organization’s total annual consolidated gross revenues within any of the last three fiscal years (providing that the corporation’s matching of employee charitable contributions will not be included in the amount of the corporation’s contributions for this purpose).
b.	For purposes of section 1(a) all references to “the corporation” are deemed to include a subsidiary entity of the corporation and a parent of the corporation.
2.	For purposes of this Appendix A, “immediate family member” means a person’s spouse, parent, child, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, and anyone (other than a domestic employee of a person or family member) who shares that person’s home.

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For purposes of this Appendix A, a person or company is considered to be a subsidiary entity of another person or company if:
a.	it is controlled by:
i.	that other; or

ii.	that other and one or more persons or companies each of which is controlled by that other; or

iii.	two or more persons or companies, each of which is controlled by that other; or
b.	it is a subsidiary entity of a person or company that is the other’s subsidiary entity.
3.	For purposes of this Appendix A, “control” means the direct or indirect power to direct or cause the direction of the management and policies of a person or company, whether through ownership of voting securities or otherwise.
4.	For purposes of this Appendix A, “person” means an individual, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator or other legal representative.
5.	In determining independence for purposes of the audit committee, in addition to satisfying the board independence criteria, directors who are members of the audit committee will not be considered independent for the purpose of membership on the audit committee if:
a.	the audit committee member, or the member’s spouse, minor child or stepchild, or a child or stepchild who shares the member’s home, provides personal services to the corporation or its subsidiary for compensation (other than compensation for acting as a director);

b.	the audit committee member is a partner, member or principal of a consulting, legal, accounting, investment banking or financial services firm which provides services to the corporation or its subsidiary for fees, regardless of whether the audit committee member personally provided the services for which the fees are paid; or

c.	the audit committee member is an affiliated entity of the corporation or any of its subsidiaries, where:
i.	a person or company is considered to be an affiliated entity of another person or company if:
A.	one of them controls or is controlled by the other or if both persons or companies are controlled by the same person or company, or

B.	the person is an individual who is:
I.	both a director and an employee of an affiliated entity; or

II.	an executive officer, general partner or managing member of an affiliated entity;
ii.	despite subparagraph (c)(i)(B) above, an individual will not be considered to be an affiliated entity of the corporation if the individual:
A.	owns, directly or indirectly, no more than ten per cent of any class of voting securities of the corporation; and is not an executive officer of the corporation.

B.	Is not an executive officer of the corporation.

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